As filed with the Securities and Exchange Commission on December 23, 2010

Registration No. 333-170471

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form F-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Mission NewEnergy Limited

(Exact name of registrant as specified in its charter)

Western Australia, Australia	2860	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Tempo Offices, Unit B9
431 Roberts Road
Subiaco, Western Australia 6008
Australia
Tel: +61 8 9443 9512
Fax: +61 8 9201 1958

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

PJ Trading LLC
300 E. Basse Road, Suite, 1539
San Antonio, Texas 78209
Tel: (210) 861-5861

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Andrew Reilly Baker & McKenzie Level 27, AMP Centre 50 Bridge Street Sydney, NSW 2000 Australia Tel: +61 2 9225 0200 Fax: +61 2 9225 1595	Yvan-Claude Pierre, Esq. Daniel I. Goldberg, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 Tel: (212) 335-4500 Fax: (212) 335-4501

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Ordinary shares, no par value	20,000,000	$1,426	(3)

(1)	Includes (a) all ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public, and (b) additional ordinary shares that are issuable upon the exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.
(2)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED DECEMBER 23, 2010

Mission NewEnergy Limited

Ordinary Shares

We are offering        of our ordinary shares.

This is the initial public offering of Mission NewEnergy Limited, an Australian corporation, in the United States.

Our ordinary shares are listed on the Australian Securities Exchange under the symbol “MBT”. On December 23, 2010, the closing price of our ordinary shares on the Australian Securities Exchanges was A$0.19 per share. We intend to seek shareholder approval for a 50-1 share consolidation of our ordinary shares. Assuming a 50-1 share consolidation will be effected prior to the date of this prospectus and assuming an exchange rate of A$1.00 = US$0.9854, the closing price per share would have been the equivalent of US$9.36. The estimated initial public offering price is up to     % less than the closing price of our shares on the ASX as of the date of this prospectus.

We have applied for a listing of our ordinary shares on The NASDAQ Global Market under the symbol “MNEL”.

Investing in our ordinary shares involves certain risks. See “Risk Factors” beginning on page 10 to read about risks you should consider before buying our ordinary shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	The underwriters will receive compensation in addition to the discounts and commissions as set forth under “Underwriting.”

The underwriters may also purchase up to an additional      of our ordinary shares at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 45 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be US$     and our total proceeds, before expenses, will be US$    .

The underwriters expect to deliver the ordinary shares on or about           , 2011.

Chardan Capital Markets, LLC	Rodman & Renshaw, LLC

The date of this prospectus is               , 2011.

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy
Enriching lives by changing the way the world is powered.
USA
Long-term biodiesel off-take agreement with Valero
EUROPE
Biodiesel Sales
INDIA
Jatropha Plantations
MALAYSIA
Biodiesel Refineries and R & D facilities
AUSTRALIA
Head Office & ASX-listed
LISTED ON AUSTRALIAN STOCK EXCHANGE

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, regardless of the time of delivery of this prospectus or the time of sale of our ordinary shares, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. We are offering to sell ordinary shares and seeking offers to buy ordinary shares, only in jurisdictions where offers and sales are permitted.

We have not taken any action to permit a public offering of the ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of this prospectus outside of the United States.

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Conventions that apply to this Prospectus

Unless otherwise indicated or the context clearly implies otherwise, references to “we,” “us,” “our,”, “Mission NewEnergy”, “Mission” and “the Company” are to Mission NewEnergy Limited, an Australian corporation, and its subsidiaries. In this prospectus “shares” or “ordinary shares” refers to our ordinary shares.

In this prospectus, references to “$,” “US$” or “U.S. dollars” are to the lawful currency of the United States and references to “Australian dollars” or “A$” are to the lawful currency of Australia. When necessary, historic data were converted at the applicable rate for the date or year indicated. See “Exchange Rate Information.”

Solely for the convenience of the reader, this prospectus contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. Except as otherwise stated in this prospectus, all translations from Australian dollars to U.S. dollars are based on the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on the date or year indicated. No representation is made that the Australian dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Prior to the date of this prospectus, we will seek shareholder approval for a 50-1 share consolidation that will be effected pursuant to which every 50 ordinary shares will be consolidated into 1 ordinary share. This prospectus will only be completed and dated after our shareholders have approved the share consolidation. In addition, a 50-1 adjustment will be made with respect to the number of ordinary shares underlying our convertible notes, warrants, performance rights and options (and a corresponding adjustment to the exercise prices, if any). Consequently, all share information and per share data included in this prospectus has been presented on a post-share consolidation basis, unless otherwise specifically stated or the context otherwise requires.

The following table sets out relevant conversion measures for Mission NewEnergy’s business:

1 Tonne	=	2,204.6226 Pounds biodiesel
1 Tonne	=	1.1023 Tons (short) biodiesel
1 Tonne	=	298 Gallons biodiesel
1 Tonne	=	7.4 Barrels biodiesel
1 Barrel	=	42 Gallons biodiesel
1 Hectare	=	2.4 Acres

Unless otherwise indicated, the consolidated financial statements and related notes as of and for the fiscal years ended June 30, 2008, 2009 and 2010 included elsewhere in this prospectus have been prepared in accordance with Australian Accounting Standards and also comply with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board.

References to a particular “fiscal year” are to our fiscal year ended June 30 of that year. References to a year other than a “fiscal” year are to the calendar year ended December 31.

Market data and industry statistics and forecasts used throughout this prospectus are based on independent industry publications, reports by market research firms and other published independent sources. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. Although we believe these sources are credible, we have not independently verified the data or information obtained from these sources.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before deciding to invest in our ordinary shares. Before investing in our ordinary shares, you should carefully read this entire prospectus, including our audited consolidated financial statements and the related notes thereto and the information set forth under the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus.

Overview

Mission NewEnergy Limited is a producer of biodiesel that integrates sustainable biodiesel feedstock cultivation, biodiesel production and wholesale biodiesel distribution. We have a biodiesel production capacity of 105 million gallons per annum and 179,325 productive acres of Jatropha Carcas, or Jatropha, under cultivation in India by farmers with whom we have contracted. Jatropha is an inedible perennial oil seed plant that we seek to grow on marginal soil without displacing agricultural land used for food supply. The inedible oil from the crushed Jatropha seed is a suitable feedstock for biodiesel and the remaining meal, or seedcake, is valued as an input for biofertilizer. We classify acreage as productive when the Jatropha plants are growing in line with our expectations.

Our contract farming of Jatropha provides us with a captive supply of this second generation, or non-food, feedstock which complements our commercial scale refining capacity in Malaysia and a large scale off-take agreement that we have in place to supply our biodiesel to a major North American petroleum refiner and marketer. Based on our first crush of Jatropha seeds on a commercial scale to produce Jatropha oil in mid 2010, we believe that our Jatropha-based biodiesel can generate a gross profit when priced competitively with petroleum-based diesel and the price for crude oil is above US$52.15 per barrel (US$1.25 per gallon). We believe that through scale efficiencies and increases in by-product realization that we will be able to materially lower our costs over time. At current market prices for crude oil, Mission’s Jatropha-based biodiesel is not reliant on government mandates or subsidies to be cost competitive. As further discussed below, petroleum-based diesel prices tend to fluctuate with the price of crude oil as crude oil is the major input for its production.

Based on the median yield estimates, we believe that our existing productive acres of Jatropha under contract farming will yield approximately 20.59 million barrels (864.57 million gallons) of crude Jatropha oil over an estimated productive life of 30 years. We have planted additional acreage each year and expect to continue to do so, thereby adding materially to our aggregate Jatropha oil yield. Our contract farming arrangements allow us to expand with no significant direct capital expenditure and the growth of our network is constrained essentially only by our capability to add to our network farming base while at the same time ensuring the implementation of sound farming, or agronomy practices.

We believe that being vertically integrated will allow us to control our input costs and realize revenues from both our feedstock cultivation and our biodiesel production operations. By having control of our feedstock costs, we are positioned to capture further value from increases in oil prices, if they occur, as well as from premiums that are available to biofuels producers as a result of government mandates and changing consumer preferences.

We have two wind mills in India that generate electricity which is supplied to the Maharashtra State Electricity Distribution Company Limited under a power purchase agreement.

We have a history of net losses. Our auditors have raised substantial doubts as to our ability to continue as a going concern. See “Risk Factors — Risks Related to Our Business — We may not be able to continue as a going concern unless this offering is completed.”

Industry

As a producer of biodiesel, Mission is a participant in the US$2.5 trillion global market for liquid fuels (Source: U.S. Energy Information Administration website (http://www.eia.doe.gov). More recent data may be available). Biodiesel can be a direct substitute for various petroleum-based distillates including diesel fuel, jet fuel and heating and bunker oil. Biodiesel is already in widespread use in global markets, according to the U.S. Energy Information Administration.

The consumption of biodiesel by 2012 is forecast to be 3.9 billion gallons in the European Union and 1.4 billion gallons in the United States (Source: The Biofuels Market: Current Situation and Alternative Scenarios, United Nations Conference on Trade and Development, 2009 (More recent data may be available)). According to Annual Energy Outlook 2010 by the U.S. Energy Information Administration (April 2010), the switch to biofuels usage is expected to account for more than 80% of the growth in the transport fuels market.

Biodiesel’s value, without taking into consideration any subsidies or incentives available to producers or distributors, is broadly in line with the prevailing value of ultra low sulphur diesel, or ULSD, a petroleum-based diesel benchmark.

Our Strengths

We believe that the following strengths enable us to compete successfully in the biofuels industry:

Our Jatropha-based biodiesel is cost competitive at prevailing crude oil prices and we have the potential to further reduce our cost base and competitiveness with petroleum-based fuels.

We believe that our Jatropha-based biodiesel can be cost competitive with petroleum-based diesel when the crude oil price is above US$52.15 per barrel (US$1.25 per gallon) without any government subsidies or financial support. With an increase in by-product realization and continued scale efficiencies, we aim to further reduce our production costs and significantly increase our cost competitive nature with petroleum-based products at prevailing market prices for petroleum.

We have a captive supply of cost competitive feedstock that does not compete with food crops.

We have established a contract farmer network that provides us with an abundant supply of relatively low cost and price stable Jatropha feedstock. This captive supply gives us some protection from feedstock pricing pressure. As Jatropha is inedible, its price and availability are unlikely to be significantly influenced by demand for food crops. Based on our existing productive acreage and our median yield scenario, we estimate that we will be able to produce approximately 20.6 million barrels of Jatropha oil over the 30-year life of our existing productive acreage.

Our existing contract farming platform allows for continued growth of contracted acreage with no significant direct capital expenditure.

Our contract farming management systems are scalable and the planting costs are borne by our contract farmers. We can expand our existing contract farming network without any significant direct additional capital expenditure on our part. Based on our median growth in productive acreage over the next five years and the median yield scenario, we estimate that we would be able to produce approximately 49.3 million barrels of Jatropha oil over the 30-year life of our existing productive acreage.

We believe our leadership position in Jatropha cultivation creates commercial opportunities for us.

We began cultivating Jatropha in 2007 and realized our first commercial oil yields in 2010. Unlike potential innovations in the areas of cellulosic, algae and green diesel which are not yet proven at commercial scale, our products do not require major research and development achievements or the market adoption of new technology. We believe our leadership position in Jatropha cultivation gives us a competitive advantage in securing high-volume customers, favorable supply and distribution agreements and strategic site locations. For instance, we entered into a favorably-priced long-term offtake agreement with North America’s largest independent petroleum refiner for up to 57% of the nameplate production capacity of our biodiesel refineries upon title transfer of the second refinery to us. This offtake agreement is contingent upon U.S. regulatory approval for the sale of palm or Jatropha-based biodiesel. We believe that we will be able to negotiate additional long term, premium priced contracts with other large buyers.

We have established a large scale, cost competitive refining operation.

With a nameplate biodiesel production capacity of 105 million gallons per annum (350,000 tonnes per annum), we are a large biodiesel refiner. This scale makes us commercially relevant to large scale fuel blenders. While our Jatropha plantations mature and when market prices permit, we utilize crude palm oil as a feedstock, which is historically the lowest cost currently available feedstock. Management believes that we are a low cost producer of biodiesel as we have been able to competitively price our biodiesel from time to time even though we have been required to purchase feedstock on the spot market. Management believes we are able to be cost competitive due to operations in a low cost jurisdiction with local access to commercial quantities of low cost feedstock.

We have established sustainable socially responsible feedstock cultivation and refining operations.

As an inedible feedstock that grows on marginal land without displacing food crops, our Jatropha-based biodiesel is a fully sustainable, socially responsible substitute for diesel. By providing our farmers with a long term annuity income at limited opportunity cost, our contract farming model will directly help to alleviate the poverty cycle for over 125,000 farmers with which we are currently contracted and indirectly provide income for many more. Under our contract farming program on marginal lands, we have successfully planted over 214 million Jatropha saplings to date.

We believe that we have leadership in social responsibility that can provide the political and social support necessary to grow our business.

Our Strategies

Focus on government mandated markets to capture the premium available to qualified producers of biofuels.

While in transition from our existing feedstock to our low cost Jatropha, we are focused on markets that are supported with government mandates. Subsidies, mandated blending requirements and other market forces in Europe and the United States have historically created a significant premium for biodiesel relative to ULSD or gasoil. Our low cost of refining allows us to compete in these favourable margin markets and capture some or all of this historic premium.

Lower our effective biodiesel cost base through increased by-product value realization and economies of scale.

We expect to realize further production cost savings from economies of scale and be able to receive incremental contribution from by-product sales, such that in combination we could generate a positive contribution margin. We believe that through increased by-product value realization and economies of scale we can achieve a net cost of production for our biodiesel that will allow us to be highly cost competitive with petroleum-based transport fuels and other existing biofuels.

Continue to expand our Jatropha contract farming operation.

Our contract farming provides our business with the access to low-cost, high-yield feedstock. We intend to continue building on our success and expand our contract farming acreage. Our existing business systems, practices and successful commercial scale rollout of contract farming provide us with a platform to continue to grow our acreage under contract and do not expect to be constrained by the availability of suitable land.

Continue Jatropha research and development efforts to increase the productivity of our contract farming operation and move into Mission-owned and operated plantations.

Engaging in large scale contract farming has spread the development risk of domesticating Jatropha and we expect to expand our contract farming operations. We believe that the knowledge gained from our contract farming operation will also facilitate our entry into large scale corporate farming of Jatropha. We are evaluating advances in Jatropha genetics and hybridization and believe that together with our agronomy knowledge that we will soon be able to attain the consistency and yields to profitably undertake investments in large scale corporate cultivation of Jatropha, including mechanization and other more sophisticated agronomic practices.

Extend vertical integration of our business model.

After establishing refining capacity, we have successfully developed our feedstock cultivation operations. Having secured a long-term offtake agreement in the United States, we are pursuing strategic acquisitions of off-site biodiesel storage facilities and terminals in key U.S. markets to grow our distribution capacity. These facilities will allow us to store and blend large volumes of biodiesel “off the rack” to customers at the point of delivery, without the need for an intermediary distributor.

Our Challenges

We face certain challenges, including:

We may not be able to continue as a going concern unless this offering is completed.

Revenue from the cultivation of Jatropha and the production of Jatropha-based biodiesel is unlikely to exceed our expenses for at least two years. Our ability to continue as a going concern in the ordinary course of business and to achieve our business growth strategies and objectives is dependent upon our ability to collect our accounts receivable, defer the remaining amount owed for construction of our second biodiesel plant, or raise debt or equity (whether through this offering or otherwise) to meet future capital commitments and near term operating costs.

An absence of matched feedstock supply and sales contracts constrain our production.

Given the volatility of profit margins on biodiesel production, we do not produce biodiesel unless we have a committed purchase order at a price we believe will be profitable given the cost of procuring feedstock. Historically, these conditions have been met only occasionally, and we cannot be certain when they will occur in the future until our captive supply of Jatropha feedstock increases to a level that would significantly utilize our refining capacity.

Our supplies of palm and Jatropha oil may not satisfy revised standards in key markets.

In February 2010, the U.S. Environmental Protection Agency, or EPA, finalized revisions to the National Renewable Fuel Standard. The new rule, Renewable Fuels Standard 2, or RSF2, only allows soy oil, used cooking oil and tallow as eligible feedstock for biodiesel to fulfill government mandates. Other vegetable oil feedstock, such as rape seed, palm and Jatropha oil must meet certain environmental and green house gas requirements prior to approval. In July 2010, the European Union introduced, with effect from January 1, 2011, the Renewable Energy Directive, which requires palm based biodiesel to be based on new sustainability criteria. This will require the use of certified palm oil. The majority of our suppliers of the palm oil feedstock, including our primary supplier, Cargill, have not yet been certified.

We do not yet have sufficient supply of Jatropha oil for profitable operation of our refineries.

Our Jatropha feedstock plantations have not yet matured and we have therefore not yet achieved vertical integration. We do not yet have a sufficient supply of our Jatropha feedstock to run our refineries at a sufficient utilization rate to ensure our profitability.

Industry Challenges

In spite of the benefits of biofuels, the industry at large must overcome the following key challenges.

Access to renewable stable priced feedstock.

The rapid escalation of food-based commodity feedstock prices has frequently made it uneconomic to operate biodiesel refineries, a situation that we have faced ourselves. Given that available quantities of food-based feedstock are insufficient to meet the quantities of biofuels mandated by governments for future use, this situation is likely to continue for the foreseeable future.

Reliance on government subsidies.

The current growth of the biofuels industry substantially relies on the availability and size of government subsidies and economic incentives in the form of production mandates, reduced tariffs and other incentives. Governments may eventually decide to reduce or eliminate these subsidies and economic incentives. The uncertainty of such decisions, as well as the possible elimination of favorable policies, may make it difficult for some biofuels companies to plan future projects and some projects may not be financially feasible without such incentives. As such, it remains a challenge for the biofuels industry and, in particular, the distribution infrastructure to reach sufficient scale to be cost-effective in a non-subsidized marketplace.

Reliance on third party or commodity priced feedstocks.

Manufacturers that source commodities to convert into biofuels from third parties or from the commodity markets have no visibility of their future production costs. This is additionally problematic given the inherent correlation between an underlying commodity being used to make energy and the energy value itself. An inability to manage this commodity exposure has lead to widespread bio-fuel business failures.

Access to working capital and risk management.

With feedstock representing around 85% of the cost of production for a biofuels manufacturer and standardized payment terms within the energy markets that limit trade credit for feedstock, biofuels manufacturers usually require tens of millions of dollars in working capital to allow them to manufacture product. Given the historically low operating margins and the cost of funds, access to such working capital to buy feedstock commodities and the risk management associated with the high volatility of price of the end product and feedstock represent considerable challenges to industry participants.

Development and commercialization risk for second generation and advanced biofuels.

There are and have been promising scientific developments and potential innovations in the pursuit of biodiesel production using low cost, second generation feedstock with particular focus on non-food oil seeds, algae, cellulosic and green diesel. However, developing such technologies into commercial scale projects has thus far been largely unproven in the biofuels industry. Moreover, once a technology is proven at a commercial scale, achieving economic performance, the execution of the project plan, operating the business and entering supply and sales agreements still represent considerable challenges. These challenges are increased when entering highly mature markets such as petrochemical, pharmaceutical and transport fuel markets.

Raising required capital in competitive financial markets for new fuel technologies with limited or no track record.

Highly sophisticated advanced plants can cost many tens or hundreds of millions of dollars in capital expenditure. With unproven, volatile economic models and long lead times to profitability, raising such necessary funds such projects with limited of no track record may not be achievable or at a cost of funds that makes the project economic.

Risk Factors

We are subject to a number of risks which you should be aware of before you buy our ordinary shares. The risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary.

Our Corporate History

Mission NewEnergy Limited was incorporated in Western Australia under the laws of Australia in November 2005. In 2006, we conducted an initial public offering in Australia, raising A$27.0 million, and listed on the Australian Securities Exchange.

Our refining operations and all associated business contracts are held by two wholly owned subsidiaries. Mission Biotechnologies Sdn Bhd owns the first biodiesel refinery with the 100,000 tonnes (30 million gallons) per year nameplate capacity and Mission Biofuels Sdn Bhd owns the second biodiesel refinery with the 250,000 tonnes (75 million gallons) per year nameplate capacity.

Our feedstock cultivation operations are conducted by Mission Biofuels (India) Private Limited.

Corporate Information

Our principal office is located at Unit 217, 396 Scarborough Beach Road, Osborne Park, Western Australia 6017, Australia. Our telephone number is 011-61-8-9443-9512. Our website address is www.missionnewenergy.com. Information on our website and websites linked to it do not constitute part of this registration statement. Our agent for service of process in the United States is PJ Trading LLC, whose principal place of business address as of the date of this registration statement is 300 E. Basse Road, Suite 1539, San Antonio, Texas 78209.

The Offering

Ordinary shares offered by us
(or shares if the underwriters exercise their option to purchase additional shares in full)
Ordinary shares outstanding immediately after this offering
(or shares if the underwriters exercise their option to purchase additional shares in full)
Price
Up to % less than the closing price of our shares on the ASX as of the date of this prospectus.
Use of proceeds
We intend to use the net proceeds received by us from this offering to expand our operations, as well as for working capital and other general corporate purposes. We may also seek to expand by acquiring or investing in strategic businesses or assets that complement our service and product offerings. At this time, we have not entered into any agreement or commitment with respect to any material acquisitions or investments.
We have not yet determined all of our expected expenditures and we cannot estimate the amounts to be used for the purposes set forth above. The amounts and timing of any expenditures will depend on the amount of cash generated by our operations, competitive and market developments and the availability of acquisition or investment opportunities on terms acceptable to us. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. See “Use of Proceeds.”
Risk factors
See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.
Payment and settlement
The ordinary shares are expected to be issued against payment on , 2011. A Direct Registration System will be used to record ownership of ordinary shares. Direct Registration is share ownership without paper share certificates. Shares will be held in book-entry form at our transfer agent, Computershare.
Listing
We have applied for the listing of our ordinary shares on The NASDAQ Global Market.
Proposed NASDAQ Global Market symbol
MNEL
Lock-up
We, our directors and executive officers and all of our major shareholders, have agreed with the underwriters, subject to specific exceptions, not to sell or transfer any ordinary shares or securities convertible into or exercisable for ordinary shares for a period of up to 180 days after the date of this prospectus. See “Underwriting.”

The number of ordinary shares to be outstanding immediately following this offering:

•	is based on ordinary shares outstanding as of , 2011 (after giving effect to the 50-1 share consolidation that will be effected prior to the date of this prospectus, pursuant to which every 50 ordinary shares will be consolidated into one ordinary share);
•	assumes no exercise by the underwriters of their over-allotment option to acquire additional ordinary shares; and
•	excludes (i) outstanding warrants to purchase an aggregate of 3,002,267 ordinary shares at a weighted average exercise price of A$15.09, (ii) A$60,812,167 in aggregate principal amount of convertible notes convertible into an aggregate of 935,577 ordinary shares, (iii) outstanding employee options to purchase an aggregate of 70,000 ordinary shares at a weighted average exercise price of A$8.50 and (iv) 275,000 outstanding employee performance rights, each of which may be exercised or converted into one ordinary share (in each case after giving effect to the 50-1 share consolidation that will be effected prior to the date of this prospectus, pursuant to which every 50 ordinary shares will be consolidated into one ordinary share).

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of operations and other consolidated financial data for fiscal years 2010, 2009 and 2008, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read the summary consolidated financial data in conjunction with our consolidated financial statements and related notes, “Selected Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods.

Our financial statements have been prepared in Australian dollars and in accordance with Financial Reporting Standards, as issued by the International Accounting Standards Board.

Income statement data for the fiscal years ended June 30, 2010, 2009 and 2008 and the balance sheet data as at June 30, 2010 and 2009 have been derived from our audited financial statements that are included elsewhere in this prospectus.

	As of and for the year ended June 30
	2010 US$(1)	2010 A$	2009 A$	2008 A$
	(in thousands, except per share data)
Income Statement data:
Total sales revenue	12,696	14,394	43,368	9,403
Total other income	1,822	2,066	11,809	20,530
Cost of sales	(13,249)	(15,021)	(45,709)	(10,964)
Employee benefits expense	(4,681)	(5,307)	(5,117)	(2,694)
Other income (expenses)	(78,278)	(88,751)	(19,271)	(5,962)
Finance costs	(4,544)	(5,152)	(8,401)	(5,868)
Profit/(loss) from operations before income tax	(86,234)	(97,771)	(23,321)	4,445
Income tax (expense) benefit	(26)	(29)	(434)	(161)
Net (loss)/profit	(86,260)	(97,800)	(23,755)	4,284
Basic and diluted earnings (loss) per share	(0.366)	(0.415)	(0.240)	0.046
Weighted average ordinary number of shares outstanding	235,562,471	235,562,471	98,986,256	92,642,651
Pro-forma basic and diluted earnings (loss) per share(2)	(18.31)	(20.76)	(12.00)	2.31
Pro-forma weighted average ordinary number of shares outstanding(3)	4,711,249	4,711,249	1,979,725	1,852,853
Balance Sheet data:
Total current assets	21,206	25,007	26,372	54,317
Total assets	28,619	33,749	118,030	114,580
Total current liabilities	3,646	4,300	9,550	10,379
Total non-current liabilities	50,148	59,137	57,441	55,579
Total liabilities	53,795	63,437	66,991	65,958
Retained earnings (accumulated losses)	(99,436)	(117,259)	(19,475)	2,904
Total equity	(25,175)	(29,688)	51,039	48,622
Other financial data:
Dividends per share	—	—	—	—

(1)	The balance sheet data has translated into U.S. dollars from Australian dollars based upon the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2010. The income statement data has been translated into U.S. dollars from Australian dollars based upon the weighted average of the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York for the period from July 1, 2009 to June 30, 2010, which exchange rate was A$1.00 = US$0.8820. These translations are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.
(2)	Net (loss)/profit per ordinary share — basic and diluted is calculated as net loss for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period, after giving effect to a 50-1 share consolidation that will occur prior to the date of this prospectus. Year ended June 30, 2010 does not include the pro-forma impact of shares to be issued in an initial public offering.
(3)	The weighted average number of ordinary shares outstanding is shown after giving effect to a 50-1 share consolidation that will occur prior to the date of this prospectus. Year ended June 30, 2010 does not include the pro-forma impact of shares to be issued in an initial public offering.

RISK FACTORS

An investment in our ordinary shares involves significant risks. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before you decide to buy our ordinary shares. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially harmed, the trading price of our ordinary shares could decline and you could lose all or part of your investment.

Risks Related to Our Business

We may not be able to continue as a going concern unless this offering is completed.

We have a history of net losses and there is a substantial doubt about our ability to continue as a going concern. We had a loss for the year ended June 30, 2010 of A$97.8 million and a net asset deficit of A$29.7 million at that date. The net asset deficit is primarily a result of an impairment of refinery assets in the amount of A$73.1 million during the fiscal 2010.

Our financial statements have been prepared on a going concern basis, which has been assessed based on detailed cash flow forecasts. The cash flow forecasts from operations are based on the forecast cash flows required to sustain our business, cash on hand at June 30, 2010 and the ongoing receivables collection associated with historic sapling sales. We are exploring an opportunity to defer the payment of capital commitments of A$6.4 million relating to the construction of our second refinery.

We have forecasted that our level of cash and cash equivalents may not be sufficient to execute our current planned expenditures for the next 12 months without raising funds from this offering or other sources. We intend to continue to pursue additional funding and partnership opportunities to execute our planned expenditures in the future, but there can be no assurance that sufficient capital will be available to enable us to meet these continuing expenditures, or if the capital is available, that it will be available on terms acceptable to us.

Our ability to continue as a going concern in the ordinary course of business and to achieve our business growth strategies and objectives is dependent upon our ability to collect amounts owing under our receivables, defer the capital commitment relating to our second biodiesel plant, or raise further debt or equity to meet the capital commitments.

Notwithstanding the matters mentioned above, our financial statements have been prepared on a going concern basis in the belief that we will realize our assets and settle our liabilities and commitments in the ordinary course of business and for at least the amounts stated in our financial statements.

However, if we are unable to realize our assets and settle our liabilities and commitments in the ordinary course of business and for at least the amounts stated in our financial statements, or obtain sufficient financing on acceptable terms in order to meet our future operational needs, there is a significant doubt as to whether we will be able to continue as a going concern and realize our assets and pay our liabilities as they fall due in which case investors may lose their investment.

If we are unable to generate sufficient alternative revenue to offset the losses from our primary business, our business and financial condition will suffer a significant adverse effect.

Revenue from our primary business, the cultivation and conversion of Jatropha seeds and the production of Jatropha-based biodiesel, is unlikely to exceed our expenses for at least two years. Should the cultivation and conversion of Jatropha seeds and the production of Jatropha-based biodiesel not produce revenue in excess of our expenses there is substantial risk that we will not be able to generate enough alternative revenue to reverse our pattern of historical losses and negative cash flow, which would have a significant adverse effect on our business and financial condition.

Our substantial level of indebtedness could impair our ability to service our indebtedness, finance our operations and compete with less leveraged players in the industry.

We have substantial indebtedness. As of June 30, 2010, we had total indebtedness of A$64.5 million, including approximately A$60.8 million outstanding under our convertible notes, and A$3.7 million of other debt. Our high level of indebtedness could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our indebtedness obligations under the convertible notes, exposing us to the risk of default, which could result in a foreclosure on our assets, which, in turn, would negatively affect our ability to operate as a going concern after the completion of this offering;
•	make it more difficult for us to satisfy our obligations under our other indebtedness;
•	require us to dedicate a substantial portion of our cash flow from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flow for other purposes, such as capital expenditures, acquisitions, dividends and working capital;
•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•	increase our vulnerability to general adverse economic and industry conditions;
•	place us at a disadvantage compared to our competitors that have less debt;
•	increase our cost of borrowing; and
•	limit our ability to borrow additional funds.

We may not be able to generate sufficient cash to service our indebtedness and the terms of our indebtedness, as well as economic conditions, may prevent us from successfully refinancing.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our future performance, which will be affected by financial, business and economic conditions and other factors. We will not be able to control many of these factors, such as economic conditions in the industry in which we operate and competitive pressures. Our cash flow may not be sufficient to allow us to pay principal and interest on our debt and to meet our other obligations. Any limitation on our ability to pay principal of, and interest on, the convertible notes would likely reduce the value of our ordinary shares. If our cash flows and capital resources are insufficient to fund our debt service obligation, including those obligations under our convertible notes, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the convertible notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, the terms of existing or future debt agreements, including our convertible notes, may restrict us from pursuing any of these alternatives.

If palm oil or Jatropha oil is not approved as a feedstock under Renewable Fuels Standard 2 , we will be unable to supply biodiesel into the United States, limiting our market opportunity and jeopardizing our near term financial viability.

In February 2010, the EPA finalized revisions to the National Renewable Fuel Standard. The new rule, RFS2, incorporates changes mandated by the U.S. Energy Independence and Security Act of 2007 and amends the original standard created under the U.S. Energy Policy Act of 2005. RFS2 only allows soy oil, used cooking oil and tallow as eligible feedstock for the production of biodiesel which meets the mandates under the standard. Other vegetable oil feedstock, such as rape seed, palm and Jatropha oil are required to meet certain environmental and green house gas requiremnts prior to approval as feedstock under RFS2.

We believe that palm oil and Jatropha will meet these requirements and we expect the approval of palm-based biodiesel under the RFS2 by December 31, 2010 and the approval of Jatropha-based biodiesel during 2011, but there is no assurance that either feedstock will meet the RFS2 requirements or that approval of either feedstock will be achieved by such dates or ever. We have historically used palm oil as feedstock for our biodiesel production and our future strategy is conditioned upon the viability of Jatropha oil as a feedstock. Additionally, our offtake agreement with Valero Energy Corporation is contingent upon the approval of palm-based biodiesel and we will not have any near term sales under that agreement without such approval. Any significant delay or the failure of palm or Jatropha oil to be accepted under the RSF2 requirements in the United States could have a significant adverse effect on our business, financial performance, financial condition and could cause us to cease operations.

If more of our palm oil suppliers are not certified as compliant with the Renewable Energy Directive, our ability to sell palm based biodiesel into the European Union will be significantly constrained and the results of our operations will be adversely impacted.

In July 2010, the European Union introduced, with effect from January 1, 2011, the Renewable Energy Directive, which requires palm based biodiesel to be based on new sustainability criteria. This will require the use of certified palm oil. Our production facilities have been registered and are compliant with the Renewable Energy Directive, although the majority of our suppliers of the palm oil feedstock that is used in our production facilities have not yet been certified. This includes Cargill, which has historically been our primary supplier of palm oil, along with a range of palm oil producers and traders that supply to us. Continued failure by our suppliers of palm oil feedstock to satisfy the Renewable Energy Directive could affect our ability to sell palm based biodiesel into the European Union. A European oil trading company contributed over 82% of our biodiesel sales in fiscal 2009 and fiscal 2010 and the European Union has been and remains a key market for us. Any limitation on our ability to sell biodiesel into the European Union could have a significant adverse effect on our business, financial performance and financial condition.

The design and technology of our refineries may be unable to meet future biodiesel specifications and further capital expenditures may be required.

Recent specification changes have been introduced in the United States requiring biodiesel to meet the cold soak filtration test. For a discussion of the changes, see “Business — Biodiesel Production — Refining Process.” We are also in the process of retrofitting our refineries with a distillation column to meet current quality specifications for our biodiesel despite the use of varying feedstock. If the distillation column does not perform to its specifications, we may be unable to meet the requirements of the cold soak filtration test and we would be unable to meet the current performance specifications and sell compliant biodiesel into the United States market. The specifications for biodiesel are continually evolving and are subject to further change. Further capital expenditures may be required to ensure that our refineries meet new specifications, adversely affecting our financial performance and financial position. There is also no assurance that the equipment and technology used in our capital improvements will achieve performance specifications. The failure of utilized equipment and technology in this regard may adversely affect our business.

The operation and maintenance of our refineries involve significant risks that could result in disruptions in production or reduced output.

The operations of our refineries are exposed to significant risks, including:

•	failure of equipment or processes;
•	operator or maintenance errors;
•	labor disruptions;
•	extended and unscheduled interruptions to production;
•	accidents; and
•	damage to equipment and disaster whether arising from the actions or omissions by us or our employees or from external factors.

There are operational hazards inherent in chemical manufacturing industries, such a fires, explosions, abnormal pressures, blowouts, pipeline ruptures, and transportation accidents. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension or termination of operations and the imposition of civil or criminal penalties. In addition, our insurance may not be adequate to fully cover the potential operation hazards described above, and we may not be able to renew our insurance on commercially reasonable terms or at all. See “Risk Factors — Our insurance coverage may not be sufficient to cover our liability risks.”

An increase in cost or an interruption in the supply of our feedstock may inhibit production and adversely affect our financial performance.

The operation of our refineries is dependent on our ability to procure substantial quantities of suitable quality feedstock. While the commercial oil yields from our feedstock cultivation business of Jatropha ramp up, palm oil is likely to be our primary feedstock.

At this time, our palm oil supply is sourced primarily from Cargill through a contracted supply agreement and secondarily from a range of palm oil producers and traders. Crude palm oil accounted for approximately 87% of our input costs associated with our production of biodiesel in fiscal 2009 and fiscal 2010. The failure to procure a sufficient supply of raw materials satisfying our quality, quantity and cost requirements in a timely manner could impair our ability to produce our products or could increase our costs. Any interruption to the supply of suitable quality feedstock may result in disruptions in production or reduced output, which may materially and adversely affect our financial performance.

Additionally, our financial results are substantially dependant on the prices for our feedstock. A substantial increase in feedstock price relative to the value of our end products would adversely affect our financial performance. Although we may attempt to offset the effects of fluctuations in prices by entering into arrangements with our customers on a feedstock price plus contract basis through which we receive a predetermined margin over the price of the feedstock or by engaging in transactions that involve exchange-traded futures contracts (or other contractual arrangements securing future commodity prices), the amount and duration of these hedging and risk mitigation activities may vary substantially over time. These activities also involve substantial risks.

Additionally, if a negative spread exists between our input costs to produce biodiesel and the potential sales price of the biodiesel, we will be unable to profitably produce product and to generate revenue. We did not operate for nine months in fiscal 2010 and we did not operate for five months in fiscal 2009 due to negative spreads that existed during those periods. Future increases in purchased feedstock costs may prevent us from resuming production and may materially and adversely affect our performance and ability to continue as a going concern.

Our contract farming model is subject to inherent risks and if we can not improve the results of poor performing farmers in certain states, our Jatropha oil yield and the results of our operations will be adversely impacted.

We have diversified our operations to include the cultivation of Jatropha to meet our feedstock supply requirements internally in the future and to protect us from increases in cost and interruptions in delivery from external suppliers. In that regard, we have entered into contracts with farmers in five different states in India to grow the Jatropha plants and provide the seeds that are crushed to produce feedstock oil. However, there is no assurance that the contracted farmers will be able meet our expected yields of seeds for feedstock oil whether due to the poor farm management of individual farmers or the poor health, low productivity or mortality of the Jatropha plants. We employ a continuous review of the condition and success of the contract farming across the wide geographic area in which we have acreage under contract and we have noted differing results from state to state. If we are unable to enhance the results of the low performing states, we will have to focus our operations in the areas giving the best results and a lower than expected yield of oil will occur. Given that our current strategy is based on contract farming and that the Jatropha oil is primarily an agricultural product subject to agronomic risks, it is unlikely that all recorded acreage will provide us with Jatropha oil and we can provide no assurances as to our Jatropha oil yield.

If our farmers are unable to obtain financing, they may be unable to perform under their contracts and our feedstock supply could be disrupted.

The model for our feedstock cultivation strategy relies on a contract farming agreement with our farmers. To assist our farmers in their purchase of saplings from us and to provide the necessary working capital to operate their farms until their acreage produces yield, we have facilitated arrangements with certain Indian banks to provide loans to some of the farmers to finance their planting, including purchases from us of saplings and materials required for the cultivation of Jatropha plants. If we cannot facilitate such loans on similar terms or at all in the future, the farmers with whom we have entered into contracts will likely be unable to pay for the saplings provided by us and therefore may limit our ability to grow our business. An inability to collect payment on accounts receivable for sold saplings may require us to alter our intended growth of acreage under contract, which ultimately could adversely affect our financial performance. In addition, the inability of our contract farmers to obtain financing or their failure to perform under their contracts for any reason would cause disruptions in our future feedstock supply chain and subject us to risks of disruption and reduction in output at our plants.

We have experienced and may in the future experience volatile capacity utilization which may adversely affect our results of operations.

As we ramp up our Jatropha cultivation, we remain reliant on palm oil as a feedstock. If the price of our palm oil is greater than the value of our biodiesel, which is priced relative to ULSD, we may not be able to profitably sell biodiesel into the spot market. Our ability to supply palm based biodiesel profitably is based on having positive margins where our input costs are lower than the value of our refined product. We are unable to influence the price of palm oil or the price of biodiesel. Resultantly, our biodiesel profitability is reliant on the existence of a positive spread between these two commodities. Between March 2006 and August 2010, 33% of the time there has been positive spread between crude palm oil and mineral diesel. As we only operate when a positive operating margin exists, we have and expect to continue to have in the future erratic capacity utilization which may adversely affect our results of operations.

We have suffered and may continue to suffer low capacity utilization if we are unable to secure term contracts.

Given the volatility of profit margins on biodiesel production due to fluctuations in commodity pricing for palm oil (our major input until our Jatropha supply matures) and the value of our finished product, we have not converted palm oil to biodiesel unless we have a committed contract customer willing to accept pricing based on our cost of purchasing foodstock and earning a positive margin from refining. Historically, we have had few such contract customers and their purchases have been insufficient to utilize our full refining capacity, resulting in our historic low capacity utilization. If palm oil is approved under RSF2, the contract with Valero would meet these criteria. Howver, if palm oil does not receive approval, there is no assurance that we can find another customer willing to do so.

If we are unable to perform under the offtake agreement with Valero or if there is a breach, termination or reduction by Valero of its commitments under the agreement, our financial performance and condition would be adversely impacted.

Our offtake agreement with Valero is currently for 60 million gallons per annum of biodiesel, which represents 57% of our nameplate refining capacity upon title transfer of our second refinery to us. This is currently the only major long-term biodiesel customer contract that we have. Changes in economic, regulatory or other factors could have a significant effect on this customer or our contractual relationship.

Due to recent regulatory changes, our palm and Jatropha-based biodiesel is not compliant with governmental mandates in the United States, the intended market for the biodiesel under the offtake agreement. In February 2010, the EPA finalized RSF2, which only allows soy oil, used cooking oil and tallow as eligible feedstock for biodiesel to fulfil government mandates and requires our feedstock of palm and Jatropha oil to meet certain environmental and green house gas requirements prior to approval. Additionally, ASTM International has recently revised the U.S. standard ASTMD6751 to include specifications for a Cold Soak Filter Test. We are currently installing additional equipment that will enable both our refineries to meet the standard. However, our biodiesel is presently not compliant with RSF2 and does not meet the ASTMD6751 standard as is contractually required under the offtake agreement.

As a result, we do not expect to supply biodiesel to Valero under the offtake agreement until these regulatory hurdles are resolved. The term of the offtake agreement with Valero does not begin nor do payment obligations for Valero arise under the offtake agreement until the first shipment of biodiesel to Valero. The termination of, or a significant reduction in biodiesel purchased under, the Valero offtake agreement for any reason, including our inability to perform under the agreement, would materially reduce our revenue and would harm our financial condition and results of operations. Additionally, if Valero failed to pay us or was delayed in its payments under the offtake agreement, we would be adversely affected to the extent that we were unable to find other customers at the same level of profitability. A failure to make payments under the offtake agreement with Valero or another material breach of the offtake agreement would have a significant adverse affect on our business, financial performance and financial condition.

If we are unable to enter into sufficient offtake agreements for our second biodiesel refinery, our financial performance could be adversely affected.

We have contracted to supply Valero with 60 million gallons per annum of biodiesel, which represents 57% of the nameplate refining capacity of our two refineries upon title transfer of the second refinery to us. If we are unable to increase our contracted capacity utilization to higher levels, our ability to generate revenue will be limited and our financial condition will be adversely affected. The offtake agreement does not expressly prohibit our entry into other offtake agreements. However, our contractual relationship with Valero may affect our ability to secure other offtake agreements with competitors to Valero, which could reduce our profitability and limit our ability to grow.

Our ability to supply biodiesel under the offtake agreement with Valero may be adversely affected by markets risks that are beyond our control.

Under the biodiesel offtake agreement, Valero will purchase our entire production of Jatropha-based biodiesel up to 60 million gallons per annum with an option for Valero to double this amount. We have the option to cover any production shortfall from the contracted amount with palm-based biodiesel. However, with a pricing formula benchmarked off Gulf Coast Harbor ULSD, our ability to supply palm-based biodiesel is subject to favorable pricing for the palm oil and Gulf Coast Harbor ULSD and the availability of palm oil. Already subject to fluctuations in price and availability, new or revised standards in key markets may impose requirements to limit production of palm-based diesel from sustainable crude palm oil, further limiting availability and subjecting the palm oil to unfavorable commodity price movements. If we are unable to source palm oil at favorable prices and a negative spread exists between our input costs and the potential sales price of the biodiesel, we will be unable to make profitable sales and we would halt production. As a result, our ability to supply biodiesel to Valero under the offtake agreement may be adversely affected. See “— An increase in cost or an interruption in the supply of our feedstock may inhibit production and adversely affect our financial performance.”

Our inability to meet margin calls on hedged positions would adversely affect our financial condition.

To maximize the profitability of the offtake agreement with Valero, we may enter into hedging positions on both palm oil and ULSD. Upon entering the hedging positions and the inherent volatility in the commodity markets, we will likely be required to make margin call payments from time to time. Inability to meet such margin calls would adversely affect our financial condition and financial performance.

We may suffer losses due to sales of competing products that infringe on our intellectual property.

We rely on a combination of patents, trademarks, domain names and contractual rights to protect our intellectual property. We cannot assure you that the measures we take to protect our intellectual property rights will be sufficient to prevent any misappropriation of our intellectual property, or that our competitors will not independently develop alternative technologies that are equivalent or superior to technologies based on our intellectual property. In the event that the steps we have taken and the protection afforded by law do not adequately safeguard our proprietary technology, we could suffer losses due to the sales of competing products that exploit our intellectual property, and our profitability would be adversely affected.

If we are subject to claims of infringement of the intellectual property of others, the defense of these claims could drain our resources and any adverse determination could adversely impact or halt our biodiesel production.

Our biodiesel refineries include contracts with Crown Iron Works, Inc., or Crown, and Axens for the supply of our proprietary systems, over which they have intellectual property that they have licensed to us.

This intellectual property includes the operating procedures and technical schematics of our biodiesel refineries, which are required to operate and maintain the plants. The unauthorized use or disclosure of Crown’s, Axens’ or our intellectual property or the infringement by us of another person’s intellectual property right may adversely affect our financial performance.

To the best of our knowledge, our patented process does not infringe any third party’s intellectual property rights. However, intellectual property rights are complex and there exists the risk that our process may infringe, or be alleged to infringe, another party’s intellectual property rights.

The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or manufacturing processes or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies.

Any inability to obtain and maintain all the required licenses and permits related to our business and the resulting increased compliance costs may adversely affect our financial performance.

We are required to hold or obtain a number of licenses and permits, including environmental and those related to materials handling, in various jurisdictions in order to implement and operate our business. There is a risk that we do not have, may not obtain or might lose licenses and permits required for the implementation or operation of our business or that we will not comply with the ongoing requirements imposed under those licenses or permits. There is also a risk that the licenses and permits required, or the conditions imposed on us under them, will change from time to time. Our ongoing compliance costs may increase as a result. Either of the above may adversely affect our financial performance.

We are subject to environmental regulations, the compliance with which imposes substantial costs on us and the violation of which could result in penalties and other liabilities.

Laws dealing with protection of the environment provide for penalties and other liabilities for the violation of such laws and establish, in certain circumstances, obligations to remediate facilities and locations where operations are conducted. We may incur substantial costs in the future as part of our continued efforts to comply with these environmental laws and to avoid violations of them.

We may experience a significant chemical or biodiesel spill at our refineries or we may experience a chemical spill or human ingestion of toxic materials during the Jatropha crude oil crushing process. If any of these events occur or if we otherwise fail to comply with the applicable environmental or other regulations, we could be subject to significant monetary damages and fines or suspensions of our operations, and our business reputation and profitability could be adversely affected.

Any amendments to the environmental laws could impose substantial pollution control measures that could require us to make significant expenditures to modify our production process or change the design of our products to limit actual or potential impact to the environment. Moreover, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make significant additional expenditures, which may adversely affect our business, results of operations and financial condition.

Our insurance coverage may not be sufficient to cover our liability risks.

Our insurance arrangements may not adequately protect us against liability for all losses, including but not limited to environmental losses, property damage, public liability or losses arising from business interruption and product liability risk. Additionally, we may be unable to renew our existing insurance arrangements on commercially reasonable terms or at all. Should we be unable to maintain sufficient insurance coverage in the future or experience losses in excess of the scope of our insurance coverage, our financial performance could be adversely affected.

Changes in government policy could adversely affect our business.

Our contract farming operations are in India, our refineries are located in Malaysia and the bulk of our expected biodiesel sales will be in the United States. In addition, the equipment for our plants is imported from, and our products are sold in, various other countries. There is a risk that actions of a government in any of these countries may adversely affect our ability to implement and operate our business.

Government action or policy change in relation to access to lands and infrastructure, import and export regulations, environmental regulations, taxation, royalties and subsidies could adversely affect our operations and financial performance. In particular, upon significant changes in U.S. legislation, including changes in the renewable fuels standard or the biodiesel blenders excise tax credit, our offtake agreement with Valero can be renegotiated. Generally, however, a policy change in any of the jurisdictions in which we operate, or intend to operate, may inhibit our ability or the financial viability of our operations to export feedstock oil or the refined products that we market. This, in turn, could adversely affect our operations and financial performance.

The Indian government has developed a National Policy on Biofuels, which establishes a framework for the industry until 2017. The policy limits the export of biofuels until domestic Indian usage mandates are met. If we are unable to produce biofuels domestically in India, the legislation is changed to limit the export of feedstock, such as Jatropha, or our existing export approval for unlimited amounts of Jatropha is repealed, we would be unable to sell Indian sourced Jatropha-based biodiesel into the key markets of the European Union and the United States which would adversely affect our operations and financial performance.

Our financial performance may be adversely affected by fluctuations in exchange rates.

Our revenues and expenditures are denominated in a number of currencies, including U.S. dollars, euros, Australian dollars, Indian rupees and Malaysian ringgit. Historically, we have experienced direct hedging losses due to unhedged negative changes in exchange rate. Additionally, we have experienced foreign currency translation differences (which are held on our balance sheet in the foreign currency translation reserve) as a result of reporting consolidation of non-Australian subsidies. We have limited foreign currency hedging arrangements in place. As a result, our financial performance may be adversely affected by fluctuations in exchange rates.

Risks Related to Our Strategy

Our future growth will depend on our ability to establish and maintain strategic relationships with distributors and feedstock suppliers.

Our future growth depends on our ability to establish and maintain relationships with third parties, including distributors and feedstock suppliers. We may not be able to establish strategic relationships with third parties on terms satisfactory to us or at all, and any arrangements that we enter into may not result in the type of collaborative relationship with the third party that we are seeking. Further, these third parties may not place sufficient importance on their relationship with us and may not perform their obligations as agreed. Any failure to develop and maintain satisfactory relationships with distributors and feedstock suppliers would have a material adverse effect on our business.

If we fail to effectively manage our planned expansion, we may fail to meet our strategies and objectives and our financial performance could be materially and adversely impacted.

The further expansion of our business and production, including our biodiesel refining capacity, is one of our key growth strategies. Our planned expansion requires us to identify suitable locations for plantations and related infrastructure (such as nurseries, warehouses, ports and mills) at competitive prices. Even if we successfully identify suitable locations, we may be unable to expand our business into these new locations if potential competitors enter the market before us. In addition, we may not have the necessary management or financial resources to oversee the successful and timely development of plantations and construction of new facilities. Additionally, our ability to generate cash from existing operations may be slower than expected or not eventuate at all, resulting in the requirement for further funding to achieve our expansion plans. Our expansion plans could also be affected by cost overruns, failures or delays in obtaining government approvals of necessary permits and our inability to secure the necessary equipment.

We cannot assure you that we will be able to effectively manage our planned expansion or achieve our expansion plans at all. If we are unable to do so, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures, any of which could materially and adversely affect our business, results of operations and financial condition.

If we are unable to successfully enter new markets for Jatropha by-products, we may be unable to enhance by-product realization.

One of our key strategies is to lower our effective biodiesel cost base through increased by-product value realization. Our ability to enhance the value of the by-products of our Jatropha-based biodiesel production process, such as Jatropha seed cake, will require us to enter and operate in new markets for us. We cannot be sure of our ability to enter into these new markets, nor the market reaction to us as a new entrant. If we are unable or unsuccessful in these new markets, it would limit our ability to enhance the value of our by-products, which could have a significant adverse effect on our strategy and on our business, financial performance and financial condition.

If our contract farming model does not perform to expectations our business may suffer.

Our access to Jatropha oil is based on our ability to buy Jatropha seeds under our existing contract farming model. Despite our contract farmers being under definitive contract farming agreements we may be unable to effectively enforce these contracts in the event of a breach. Our expansion strategy includes entering into further contract farming agreements to increase our access to Jatropha seeds. If we are unable to enforce our contract farming agreements or enter into additional contract farming agreements, this could have a significant adverse effect upon our business, financial performance and financial condition.

We may be unable to obtain adequate financing on fabourable terms to fund our operational and capital requirements.

We expect that over the next several years, a portion of our cash flow will be used to fund operating losses and capital expenditures. We cannot assure you that we will be successful in obtaining such financing at a reasonable cost or at all.

We will also require substantial working capital and, given that we may enter into derivative transactions in connection with our offtake agreement with Valero, margin call capital in the future. We cannot assure you that we will be successful in obtaining such financing at a reasonable cost or at all.

Unless our convertible notes outstanding as of the date of this prospectus are converted or restructured, we will be required to repay approximately A$60.8 million to redeem the convertible notes in May 2012. We cannot assure you that we will be successful in generating revenue or obtaining financing to redeem the convertible notes in May 2012.

Our ability to access to equity and debt capital and trade financing on favorable terms may be limited by factors such as:

•	general economic and market conditions;
•	conditions in energy markets;
•	credit availability from banks or other lenders for us and our industry peers;
•	investor confidence in the industry;
•	the operation of our refineries;
•	our financial performance; and
•	our levels of indebtedness.

Our ability to access equity capital is also limited by ASX Listing Rule 7.1, which provides that a company must not, subject to specified exceptions (including approval by shareholders), issue or agree to issue during any 12-month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 15% of the number of securities in the same class on issue at the commencement of that 12-month period. The issue of ordinary shares contemplated by this offering exceeds the 15% threshold. We intend to call a general meeting in January 2011 to seek shareholder approval of the issue of ordinary shares contemplated by this offering. We are also seeking shareholder approval of the 50-1 share consolidation. We expect to receive the requisite affirmative votes on these two matters. If we obtain shareholder approval of the issue of ordinary shares in connection with the offering, we will be able to issue all of the ordinary shares without impacting our future ability to issue equity securities up to the 15% annual placement capacity set out in ASX Listing Rule 7.1.

Our wind farm assets and our office buildings in Malaysia and India are mortgaged or otherwise secured in relation to loan financings. We are exploring discontinuing our wind business, which may result in the sale of our wind farm asset. If we are unable to realize sufficient funds from the sale of these assets to fully pay off the loan associated with the mortgage on the wind farm assets or if we are unable to obtain additional financing as needed, we might need to reduce the scope of our operations and scale back expansion and development programs.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may be required to raise additional funding to meet our working capital or capital expenditure requirements in the future or to redeem our convertible notes outstanding as at the date of this prospectus. If we raise such funding through issuance of new equity or equity-linked securities, it may cause a dilution in the percentage ownership of existing shareholders. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

•	limit our ability to pay dividends or require us to seek consents for the payment of dividends;
•	increase our vulnerability to general adverse economic and industry conditions;
•	limit our ability to pursue our business strategies;
•	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and
•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Risks Related to Our Industry

A decline in the price of diesel or other fuel sources or an increase in their supply could constrain the selling price of our biodiesel.

Biodiesel prices are influenced by market prices for petroleum diesel, the pricing of which is affected by global and domestic market prices for crude oil. The pricing of petroleum diesel is also subject to typical market movements and decreases when there is an increase in supply in the face of unchanged or decreased demand. To remain competitive, the price of biodiesel tends to decrease as the price of petroleum diesel decreases. As a result, any decline in petroleum prices will likely lead to lower prices for biodiesel. If the price of our inputs, such as palm oil feedstock, is greater than the price of our biodiesel in the market, we will be unable to make profitable sales and we would halt production. We did not operate for nine months in fiscal 2010 and we did not operate for five months in fiscal 2009 due to negative spreads that existed between the potential sales price of biodiesel and the input costs to produce the biodiesel. Declines in the pricing of our biodiesel relative to the cost of the inputs for production may cause us to halt production in the future which may materially and adversely affect our performance.

The biodiesel industry is a new industry and its continued development is subject to a number of risks and obstacles.

Our primary product is biodiesel. The global biodiesel industry is at an early stage of development and acceptance as compared to petroleum-based fuels. Biodiesel has experienced significant growth only during that last five years and demand for biodiesel as our primary product may not grow as rapidly as expected or at all. Biodiesel and the global biodiesel industry, as a whole, also face a number of obstacles and drawbacks, including:

•	gelling at lower temperatures than petroleum diesel, which can require the use of low percentage biodiesel blends in colder climates or the use of heated fuel tanks;

•	potential water contamination that can complicate handling and long-term storage;
•	reluctance on the part of some auto manufacturers and industry groups to endorse biodiesel and their recommendations against the use of biodiesel or high percentage biodiesel blends;
•	potentially reduced fuel economy due to the lower energy content of biodiesel as compared with petroleum diesel; and
•	potentially impaired growth due to a lack of infrastructure such as dedicated rail tanker cars and truck fleets, sufficient storage facilities, and refining and blending facilities.

Delayed market acceptance of our products may adversely affect our pricing and profitability. The lack of infrastructure to store, ship and distribute our products may also increase our logistical costs and diminish our profitability.

We may be subjected to new or amended standards for biodiesel from time to time and required to modify our production process or procure alternate or additional feedstock.

New standards may be introduced and existing standards may be amended or repealed from time to time. The production of biodiesel that meets stringent quality standards is complex. Concerns about fuel quality may impact our ability to successfully market and sell our biodiesel. If we are unable to produce biodiesel that meets the industry quality standard, our credibility and the market acceptance and sales of our biodiesel could be negatively affected. In addition, actual or perceived problems with quality control in the industry generally may lead to a lack of consumer confidence in biodiesel. This could result in a decrease in demand or mandates for biodiesel, with a resulting decrease in revenue.

A change to the quality standards for biodiesel in any market in which we sell biodiesel may require us to modify our production process or procure alternate or additional feedstock, which may affect our revenue and expenditure and adversely affect our share price. While we have no reason to believe that Jatropha will not be a suitable feedstock for our existing refineries, should Jatropha prove to not be suitable, we may need to modify our existing refineries and this could have an adverse affect on our financial condition.

We face significant competition from existing and new competitors as well as competing technologies and other clean energy sources.

Our primary product is a substitute for mineral diesel and a global commodity and as such is highly cost competitive. As a relatively new industry with distribution channels still in the development stage, market forces may limit our access to end markets or make our costs of delivering product to end-users uncompetitive. Our future financial performance and earnings growth may be adversely affected if either of the above occurs.

In addition, new technologies may be developed or implemented for alternative energy sources and products that use such energy sources. Advances in the development of fuels other than biodiesel, or the development of products that use energy sources other than diesel, such as gasoline hybrid vehicles and plug-in electric vehicles, could significantly reduce demand for biodiesel and thus affect our sales. Biodiesel also faces competition from fuel additives that help petroleum diesel burn cleaner and therefore reduce the comparative environmental benefits of biodiesel in relation to petroleum diesel.

Other clean energy sources such as liquefied petroleum gas, hydrogen and electricity from clean sources may be more cost-effective to produce, store, distribute or use, more environmentally friendly, or otherwise more successfully developed for commercial production than our products. These other energy sources may also receive greater government support than our products in the form of subsidies, incentives or minimum use requirements. As a result, demand for our products may decline and our business model may no longer be viable and our results of operations and financial condition may be materially adversely affected. The introduction, increase in the availability or reduction in costs of alternative energy sources may materially and adversely affect the demand for our products and our financial performance.

Any increase in competition arising from an increase in the number or size of competitors or from competing technologies or other clean energy sources may result in price reductions, reduced gross profit margins, loss of our market share and departure of key management, any of which could adversely affect our financial condition and profitability.

Risks Related to Our Ordinary Shares and this Offering

The market price and trading volume of our ordinary shares may be volatile and may be affected by economic conditions beyond our control.

The market price of our ordinary shares may be highly volatile and could be subject to wide fluctuations. The initial public offering price for our ordinary shares will be determined by negotiation among us and the underwriters and the price at which the ordinary shares are traded after this offering may decline below the initial public offering price. This means you could experience a decrease in the value of your ordinary shares regardless of our operating performance or prospects. The market prices of securities of fuel-related companies have often experienced fluctuations that have been unrelated or disproportionate to the operating results of these companies. In addition, the trading volume of our ordinary shares may fluctuate and cause significant price variations to occur. If the market price of our ordinary shares declines significantly, you may be unable to resell your ordinary shares at or above the purchase price, if at all. We cannot assure you that the market price of our ordinary shares will not fluctuate or significantly decline in the future.

Some specific factors that could negatively affect the price of our ordinary shares or result in fluctuations in their price and trading volume include:

•	actual or expected fluctuations in our operating results;
•	actual or expected changes in our growth rates or our competitors’ growth rates;
•	our inability to raise additional capital, limiting our ability to continue as a going concern;
•	changes in market prices for our product or for our raw materials;
•	changes in market valuations of similar companies;
•	changes in key personnel for us or our competitors;
•	speculation in the press or investment community;
•	changes or proposed changes in laws and regulations affecting the renewable energy industry as a whole or the biodiesel industry in particular;
•	conditions in the biodiesel industry generally; and
•	conditions in the financial markets in general or changes in general economic conditions.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.

An active trading market in the United States for our ordinary shares may not develop.

Prior to this offering, there has been no public market in the United States for our ordinary shares. If an active public market in the United States for our ordinary shares does not develop after this offering, the market price and liquidity of our ordinary shares may be adversely affected. While we have applied for the listing of our ordinary shares on the NASDAQ Global Market, a liquid public market in the United States for our ordinary shares may not develop or be sustained after this offering.

Investors purchasing our ordinary shares will suffer immediate and substantial dilution.

The public offering price for our ordinary shares will be substantially higher than the net tangible book value per share of our outstanding ordinary shares immediately after this offering. If you purchase ordinary shares in this offering, you will incur substantial and immediate dilution in the net tangible book value of your investment. Net tangible book value per ordinary share represents the amount of total tangible assets less total liabilities, divided by the number of ordinary shares, respectively, then outstanding. To the extent that warrants, convertible notes, performance rights and options that are currently outstanding are exercised or converted, there will be further dilution in your ordinary shares. We may also issue additional ordinary shares, warrants, convertible notes, performance rights, options and other securities in the future that may result in further dilution of your shares. See “Dilution” for a calculation of the extent to which your investment will be diluted.

We may not use the proceeds of this offering effectively.

We expect to use the net proceeds of this offering to expand our operations by acquiring or investing in strategic businesses or assets that complement our service and product offerings, as well as for working capital and other general corporate purposes. We have not determined the exact amounts or timing of these expenditures and our Board may be required to exercise their discretion, in the best interests of Mission NewEnergy, in utilizing the net proceeds of this offering. We may use the proceeds in ways that are different from our current intentions and you may not agree with the uses we choose. Despite our best intentions, we may use the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our ordinary shares. The failure to apply these funds effectively could result in financial losses that could cause the price of our ordinary shares to decline.

Future sales of our ordinary shares, or the perception that such sales may occur, could depress our ordinary share price.

The ordinary shares we are selling in this offering may be resold in the public market immediately after this offering. We expect that almost all other ordinary shares will become available for resale in the public market. All of our directors and executive officers (subject to specific exceptions), have signed lock-up agreements for a period of 180 days following the date of this prospectus. See “Underwriting.”

The underwriters may, in their sole discretion and without notice, release all or any portion of the ordinary shares subject to lock-up agreements. As restrictions on resale end, the market price of our ordinary shares could drop significantly if the holders of these ordinary shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities.

As a foreign private issuer, we are permitted to, and we will, follow certain home country corporate governance practices in lieu of certain NASDAQ global market requirements applicable to U.S. issuers. This may afford less protection to holders of our ordinary shares.

As a foreign private issuer whose ordinary shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices in lieu of certain NASDAQ Global Market requirements. A foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or SEC, each NASDAQ Global Market requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in Australia and listed on the Australian Securities Exchange, or ASX, we expect to follow our home country practice with respect to the composition of our board of directors and nominations committee and executive sessions. Unlike the requirements of the NASDAQ Global Market, the corporate governance practice and requirements in Australia do not require us as to have a majority of our board of directors to be independent; do not require us to establish a nominations committee, and do not require us to hold regular executive sessions where only independent directors shall be present. Such Australian home country practices may afford less protection to holders of our ordinary shares.

As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States. Accordingly, there may be less publicly available information concerning us than there is for companies incorporated in the United States.

As a foreign private issuer, we are exempt from certain rules under the Exchange Act, which impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and

“short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. Accordingly, there may be less information publicly available concerning us than there is for U.S. public companies.

Currency fluctuations may adversely affect the price of our ordinary shares.

Our ordinary shares will be quoted in Australian dollars on the ASX and will be quoted in U.S. dollars on the NASDAQ Global Market. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ordinary shares. In the past year the Australian dollar has generally appreciated against the U.S. dollar. Any continuation of this trend may positively affect the U.S. dollar price of our ordinary shares, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. However, this trend may not continue and may be reversed. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ordinary shares could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

We do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current fiscal year ending June 30, 2011. However, we must make a separate determination each fiscal year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending June 30, 2011 or any future fiscal year. A non-U.S. corporation will be considered a PFIC for any fiscal year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the fiscal year) is attributable to assets that produce or are held for the production of passive income. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any fiscal year during which a U.S. holder (as defined in “Taxation — U.S. Federal Income Tax Considerations”) holds an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

We have never declared or paid dividends on our shares and we do not anticipate paying dividends in the foreseeable future.

We have never declared or paid cash dividends on our shares. We currently intend to retain all available funds and any future earnings to support the operation of and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our board of directors, or the Board, subject to compliance with applicable laws and covenants under current or future credit facilities, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our Board may deem relevant. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. As a result, a return on your investment will only occur if our share price appreciates.

Risks Relating to Takeovers

Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares.

We are incorporated in Australia and are subject to the takeovers laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ strategic opportunities to sell their ordinary shares and may restrict the ability of our shareholders to obtain a premium from such transactions. See “Description of Share Capital —  Change of Control.”

Our Constitution and other Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements operate differently than from many U.S. companies and may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders. You should carefully review the summary of these matters set forth under the section entitled, “Description of Share Capital,” as well as our Constitution, which is included as an exhibit to this prospectus, prior to investing in our ordinary shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” all of which are difficult to predict and many of which are beyond our control, which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the market for Jatropha;
•	our expectations regarding the amount of Jatropha seeds that will be produced from our Jatropha acreage;
•	our belief regarding the amount of Jatropha oil that our Jatropha seeds will yield;
•	our beliefs regarding the design, technology, operation and maintenance of our refineries;
•	our ability to procure a sufficient supply of raw materials, in particular, suitable and cost competitive feedstocks;
•	our beliefs regarding the competitiveness of our products;
•	our beliefs regarding the advantages of our business model;
•	our expectations regarding the scaling and expansion of our production capacity;
•	our expectations regarding our ability to maintain and expand our existing customer base;
•	our expectations regarding entering into or maintaining joint venture enterprises and other strategic investments;
•	our expectations regarding increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;
•	our beliefs regarding our ability to successfully implement our strategies;
•	our beliefs regarding our abilities to secure sufficient funds to meet our cash needs for our operations and capacity expansion;
•	our future business development, results of operations and financial condition;
•	government regulatory and industry certification, approval and acceptance of our product and its derivatives; and
•	government policymaking and incentives relating to renewable fuels.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

INDUSTRY AND MARKET DATA

This prospectus includes information with respect to market and industry conditions and market share from third party sources or that is based upon estimates using such sources when available. We believe that such information and estimates are reasonable and reliable. We also believe the information extracted from publications of third party sources has been accurately reproduced and, so far as we are able to ascertain from information published by the third party sources, no facts have been omitted which would render the reproduced information inaccurate or misleading. However, we have not independently verified any of the data from third party sources. Similarly, our internal research is based upon the understanding of industry conditions, and such information has not been verified by any independent sources.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$   million, after deducting underwriting discounts and estimated offering expenses payable by us and assuming no exercise of the over-allotment option based on an assumed public offering price of US$   per ordinary share. If the underwriter exercises the over-allotment option in full, we estimate that our net proceeds will be approximately US$   million after deducting underwriting discounts and estimated offering expenses payable by us.

A US$1.00 increase (decrease) in the assumed public offering price of US$   per ordinary share would increase (decrease) the net proceeds to us from this offering by US$   million, after deducting the underwriting discounts and estimated offering expenses payable by us and assuming no other change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus.

We intend to use the net proceeds received by us from this offering to expand our operations, as well as for working capital and other general corporate purposes. We may also seek to expand by acquiring or investing in strategic businesses or assets that complement our service and product offerings. At this time, we have not entered into any agreement or commitment with respect to any material acquisitions or investments.

We have not yet determined all of our expected expenditures and we cannot estimate the amounts to be used for the purposes set forth above. The amounts and timing of any expenditures will depend on the amount of cash generated by our operations, competitive and market developments and the availability of acquisition or investment opportunities on terms acceptable to us. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing bank deposits or money market funds. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ordinary shares. See “Risk Factors — Risks Related to Our Ordinary Shares and this Offering — We May Be Classified as a Passive Foreign Investment Company, Which Could Result in Adverse U.S. Federal Income Tax Consequences to U.S. Holders of Our Ordinary Shares” and “Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

PRICE RANGE OF ORDINARY SHARES

The following tables present, for the periods indicated, the high and low market prices for our ordinary shares reported on the ASX (symbol: “MBT”) for the periods indicated. All prices are in Australian dollars and do not give effect to the 50-1 share consolidation that will become effective prior to the date of this prospectus.

	High	Low
Fiscal year ended	A$	A$
June 30, 2011
First Quarter	0.29	0.19
Second Quarter (through December 23, 2010)	0.20	0.17
June 30, 2010
First Quarter	0.30	0.16
Second Quarter	0.51	0.24
Third Quarter	0.49	0.30
Fourth Quarter	0.35	0.22
June 30, 2009
First Quarter	0.81	0.50
Second Quarter	0.71	0.205
Third Quarter	0.33	0.195
Fourth Quarter	0.35	0.16
Month ended
October 2010	0.20	0.19
September 2010	0.24	0.19
August 2010	0.28	0.23
July 2010	0.29	0.23
June 2010	0.29	0.25
May 2010	0.35	0.31

Fiscal year ended June 30,
2011 (through December 23, 2010)	0.29	0.17
2010	0.51	0.16
2009	0.81	0.16
2008	1.58	0.57
2007	1.78	0.95
2006 (from May 4, 2006)	1.60	1.29

On December 23, 2010, the last reported sale price for ordinary shares as traded on the ASX was A$0.19.

As of September 30, 2010, 926,414 of our ordinary shares were held in the United States by 5 holders of record, and 222,850,410 of our ordinary shares were held in Australia by 907 holders of record. A large number of Mission shares are held in nominee companies as such we cannot be certain or the beneficial owners origin.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends in the foreseeable future. Our Board’s current intention is to reinvest any income in the continued development and operation of our business.

Under our Constitution dividends may only be paid out of our profits.

Payment of cash dividends, if any, in the future will be at the discretion of our Board or, if our directors do not exercise their power to issue dividends, our shareholders in a general meeting may exercise the powers. See “Description of Share Capital — Our Constitution — Rights and Restrictions on Classes of Shares — Right to Share in our Profits.”

Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that the Board may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010:

•	on an actual basis; and
•	on an as adjusted basis to further give effect to the issuance of and sale of ordinary shares by us in this offering, assuming a price of US$ per ordinary share (a % discount to the closing price of our ordinary shares on the ASX as of the date of the prospectus, translated into US dollars), after deducting underwriting discounts and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ over-allotment option and no other change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus.

You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2010
	Actual	Actual	As Adjusted	As Adjusted
	(A$’000)(1)	(US$’000)	(A$’000)	(US$’000)
Non-current liabilities
Other payables	109	92	109	92
Convertible Notes (unsecured)	55,990	47,480	55,590	47,480
Secured loan	3,038	2,576	3,038	2,576
Total non-current liabilities	59,137	50,148	59,137	50,148
Equity
Issued capital	76,634	64,986
Reserves	10,931	9,269	10,931	9,269
Retained earnings (accumulated losses)	(117,259)	(99,436)	(117,259)	(99,436)
Minority interests	6	5	6	5
Total equity	(29,688)	(25,176)
Total capitalization	29,449	24,972

(1)	The amounts have been translated into U.S. dollars from Australian dollars based upon the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2010. These translations are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our currently outstanding ordinary shares.

Our net tangible book value as of June 30, 2010 was approximately negative A$29.69 million (US$25.17 million) or negative A$0.063 (US$0.053 per ordinary share, after taking into account the 50-1 share consolidation that will become effective prior to the date of this prospectus. Net tangible book value represents our total consolidated assets less the amount of our total consolidated intangibles, liabilities and minority interest.

Without taking into account any change in such net tangible book value after June 30, 2010 other than the issuance and sale of    ordinary shares offered by us in this offering (at the assumed initial public offering price of US$   per ordinary share and after deducting underwriting discounts and estimated offering expenses payable by us), our pro forma net tangible book value as of June 30, 2010 would have been US$   million or US$   per ordinary share.

This represents an immediate increase in net tangible book value of US$   per ordinary share to the existing shareholders and an immediate dilution in net tangible book value of US$   per ordinary share to investors purchasing ordinary shares in this offering.

The following table illustrates such per share dilution:

Estimated initial public offering price per ordinary share	US$
Net tangible book value per ordinary share as of June 30, 2010 after taking into account the assumed 50-1 share consolidation	US$
Adjusted net tangible book value per ordinary share after giving effect to this offering and the ordinary share issuances described above	US$
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$   per ordinary share would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$   per ordinary share and the dilution in pro forma net tangible book value per ordinary share to new investors in the offering by US$   per ordinary share, assuming no change in the number of ordinary shares offered by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and estimated offering expenses payable by us.

The following table summarizes, on a pro forma basis as of June 30, 2010, the differences between existing shareholders, and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share. In the case of the ordinary shares purchased by the new investors, the total consideration paid and amounts per share paid are before deducting underwriting discounts and estimated offering expenses payable by us, assuming an initial public offering price of US$   per ordinary share, the midpoint of the estimated range of the initial public offering price. The total number of ordinary shares does not include ordinary shares issuable upon the exercise of the underwriters’ option to purchase additional ordinary shares.

The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

	Ordinary shares purchased		Total consideration		Average price per ordinary share
	Number	Percent	Amount	Percent
Existing shareholders	280,594,232	%	US$64,986,000	%	US$0.23
New investors
Total		%	US$	%

The discussion and table above also assumes no exercise of any outstanding convertible notes, warrants, options and performance rights. As of September 30, 2010, there were (i) outstanding warrants to purchase an aggregate of 3,002,267 ordinary shares at a weighted average exercise price of A$15.09, (ii) A$45,290,022 in aggregate principal amount of convertible notes convertible into an aggregate of 935,577 ordinary shares, (iii) outstanding employee options to purchase an aggregate of 70,000 ordinary shares at a weighted average exercise price of A$8.50 and (iv) 245,067 outstanding employee performance rights, each of which may be exercised or converted into one ordinary share (in each case after giving effect to the 50-1 share consolidation that will be effected prior to the date of this prospectus, pursuant to which every 50 ordinary shares will be consolidated into one ordinary share).To the extent that any of these warrants convertible notes, performance rights and options are converted or exercised (as the case may be), there will be further dilution to new investors. The dilution to new investors will be US$   per ordinary share, if the underwriters exercise in full their over-allotment option.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$   per ordinary share would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ordinary share paid by all shareholders by US$   million, US$   million and US$   million, respectively, assuming no change in the number of ordinary shares sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and estimated offering expenses payable by us.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

EXCHANGE RATE INFORMATION

The Australian dollar is convertible into U.S. dollars at freely floating rates. There are no legal restrictions on the flow of Australian dollars between Australia and the United States.

For your convenience, we have translated some Australian dollar amounts into U.S. dollar amounts at the noon buying rate in The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). On December 17, 2010, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 = US$0.9854.

We make no representation that any Australian dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Australian dollars, as the case may be, at any particular rate, the rates stated below, or at all.

The following table contains information for the noon buying rate for the Australian dollar into U.S. dollars for the periods indicated.

	At Period End	Average Rate(1)	High	Low
Fiscal year ended June 30,
2006	0.7423	0.7472	0.7781	0.7056
2007	0.8491	0.7925	0.8491	0.7407
2008	0.9562	0.9042	0.9644	0.7860
2009	0.8055	0.7423	0.9797	0.6073
2010	0.8480	0.8837	0.9369	0.7751
Month ended
June 30, 2010	0.8480	0.8539	0.8818	0.8192
July 31, 2010	0.9051	0.8786	0.9051	0.8380
August 31, 2010	0.8910	0.9003	0.9170	0.8807
September 30, 2010	0.9640	0.9399	0.9714	0.9093
October 31, 2010	0.9796	0.9811	0.9943	0.9666
November 30, 2010	0.9607	0.9889	1.0143	0.9594

(1)	For the fiscal years, determined by averaging noon buying rates on the last day of each full month during the fiscal year.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of operations and other consolidated financial data for the fiscal years 2010, 2009 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods.

Our financial statements have been prepared in Australian dollars and in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Income statement data for the fiscal years ended June 30, 2010, 2009 and 2008 and the balance sheet data as at June 30, 2010, 2009 and 2008 have been derived from our audited financial statements that are included elsewhere in this prospectus. Income statement data for the fiscal years ended June 30, 2007 and 2006 and the balance sheet data as at June 30, 2007 and 2006 have been derived from our audited financial statements that are not included in this prospectus.

	As of and for the year ended June 30
	2010 US$(1)	2010 A$	2009 A$	2008 A$	2007 A$	2006 A$
	(in thousands, except per share data)
Income Statement data:
Total sales revenue	12,696	14,394	43,368	9,403	77	—
Total other income	1,822	2,066	11,809	20,530	1,436	424
Cost of sales	(13,249)	(15,021)	(45,709)	(10,964)	(46)	—
Employee benefits expense	(4,681)	(5,307)	(5,117)	(2,694)	(1,476)	(1,042)
Other income (expenses)	(78,278)	(88,751)	(19,271)	(5,962)	(1,433)	341
Finance costs	(4,544)	(5,152)	(8,401)	(5,868)	(269)	(109)
Profit/(loss) from operations before income tax	(86,234)	(97,771)	(23,321)	4,445	(1,711)	(386)
Income tax (expense) benefit	(26)	(29)	(434)	(161)	(199)	(227)
Net (loss)/profit	(86,260)	(97,800)	(23,755)	4,284	(1,910)	(613)
Basic and diluted earnings (loss) per share (dollars)	(0.366)	(0.415)	(0.240)	0.046	0.021	0.015
Weighted average ordinary number of shares outstanding	235,562,471	235,562,471	98,986,256	92,462,615	91,000,000	41,461,700
Pro-forma basic and diluted earnings (loss) per share(2)	(18.31)	(20.76)	(12.00)	2.31	(1.05)	(0.74)
Pro-forma weighted average ordinary number of shares outstanding(3)	4,711,249	4,711,249	1,979,725	1,852,853	1,820,000	829,234
Balance Sheet data:
Total current assets	21,206	25,007	26,372	54,317	79,714	35,374
Total assets	28,619	33,749	118,030	114,580	103,288	42,388
Total current liabilities	3,646	4,300	9,550	10,379	2,666	635
Total non-current liabilities	50,148	59,137	57,441	55,579	53,102	177
Total liabilities	53,795	63,437	66,991	65,958	55,768	812
Retained earnings (accumulated losses)	(99,436)	(117,259)	(19,475)	2,904	(2,433)	(613)
Total equity	(25,175)	(29,688)	51,039	48,622	47,520	41,576
Other financial data:
Dividends per share	—	—	—	—	—	—

(1)	The balance sheet data has been translated into U.S. dollars from Australian dollars based upon the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2010. The income statement data has been translated into U.S. dollars from Australian dollars based upon the weighted average of the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on June 30 for the period from July 1, 2009 to June 30, 2010 which as A$1.00 = US$0.8820. These translations are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.
(2)	Net (loss)/profit per ordinary share — basic and diluted is calculated as net loss for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period, after giving effect to a 50-1 share consolidation that will occur prior to the date of this prospectus. Year ended June 30, 2010 does not include the pro-forma impact of shares to be issued in an initial public offering.
(3)	The weighted average number of ordinary shares outstanding is shown after giving effect to a 50-1 share consolidation that will occur prior to the date of this prospectus. Year ended June 30, 2010 does not include the pro-forma impact of shares to be issued in an initial public offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus. Unless specifically noted, all figures in this section do not take into account and are exclusive of, the 50-1 share consolidation that will be effected prior to the date of this prospectus.

Overview

We are a producer of biodiesel that integrates sustainable biodiesel feedstock cultivation, biodiesel production and wholesale biodiesel distribution, focused on the government mandated markets of the United States and Europe.

During fiscal 2010, we incurred a net loss of A$97.8 million (US$82.9 million), the majority of which can be primarily attributed to the impairment of our refinery assets under accounting rules. We generated revenues of A$16.5 million (US$14.0 million) in fiscal 2010. If we are unable to achieve our business growth strategies and objectives and obtain sufficient financing on acceptable terms in order to meet our future operational needs, there is a significant doubt as to whether we will be able to continue as a going concern.

We have three sources of total revenue: biodiesel refining, upstream feedstock business and wind farm operations. In fiscal 2010, biodiesel refining contributed 86% of our revenue, upstream feedstock business contributed 11% of our revenue and other operations (including wind farm operations) contributed 3% of our revenue.

Revenue from our primary business, the cultivation and conversion of Jatropha seeds and the production of Jatropha-based biodiesel, is unlikely to exceed our expenses for at least two years. We have already crushed and exported commercial quantities of Jatropha oil, but we have not yet produced a commercial quantity of Jatropha based biodiesel. There is substantial risk that we will not be able to generate alternative revenue during the interim to offset the shortfall from our primary business and reverse our pattern of historical losses and negative cash flow.

Biodiesel refining

Our first biodiesel refinery plant began operations in fiscal 2008 under spot sale and term contracts. Due to unattractive refining margins, capacity utilization was low and the revenue generated from biodiesel sales has thus far been insufficient to cover costs.

Selling prices (and profit margin) for biodiesel are largely affected by the price of crude oil and the price of feedstock oil. During recent years, crude oil prices have fluctuated significantly as has the price of feedstock oils. We are positioned to operate with a positive contribution margin when the spread between our feedstock oil (primary input cost) and oil prices (primary output value) are greater than our other variable costs. Greater contribution margin per tonne or greater number of tonnes produced drives our profitability.

During each of the past two fiscal years we have been successful in arranging positive-margin spot contracts and we anticipate that there will be opportunities to do so in the coming fiscal years, although the timing and quantity of such sales is unpredictable and there is no assurance that we will achieve this objective.

With our long-term off-take agreement with Valero, we expect to improve capacity utilization and profitability as the refining margins under our long-term contract are more attractive than traditional spot contracts. The significant base production expected from the Valero off-take agreement should enable us to avoid costly shut-down procedures experienced in the past and allow us to be more responsive to short term pricing movements in the spot market. In order to start selling product to Valero, the use of palm oil and Jatropha oil as biodiesel feedstock must be accepted by the EPA under the RFS2. We expect the approval of palm-based biodiesel under the RFS2 by December 31, 2010 and the approval of Jatropha-based biodiesel during 2011, but there is no assurance that approval of either feedstock will be achieved by such dates or ever.

The production of biodiesel from vegetable oil feedstock (e.g. palm and Jatropha) results in the generation of glycerin and a limited quantity of fatty acids. We can sell these products into the spot markets without further processing, although the price varies unpredictably depending on market conditions at the time. Our production complex in Malaysia is capable of further refining the glycerin into a pharmaceutical-grade glycerin. We expect to undertake this further refinement of glycerin if the value of the higher-grade glycerin (which is also subject to significant price volatility) is sufficiently greater than the incremental cost to undertake the enhancement process.

Our cost of goods sold is primarily affected by the cost of feedstock oil and other refining inputs such as light fuel oil and methanol. The principal feedstock for our refinery has historically been palm oil. The price of palm oil can vary as a result of a variety of factors, including weather, market demand and general economic conditions. As our Jatropha plantation operation matures, we will shift the mix of feedstock from palm oil to Jatropha oil, and we expect to reduce our costs of feedstock from their current levels.

Upstream Feedstock Business

Our feedstock business generates other revenue from the recognition of fair value revenue of Jatropha sapling biological assets in the initial years of the business, and sales revenue of Jatropha oil and Jatropha seed cake (which is used as an input for organic fertilizer) in subsequent years. Although our Jatropha feedstock contract farming operations are still in the development stage (i.e. not yet producing quantities of Jatropha crude oil that allow us to continually run our biodiesel refineries) we are striving to expand our future revenue potential by taking steps to increase the supply of Jatropha seeds from existing acreage under contract, by coordinating the planting of additional Jatropha saplings and by contracting for the expansion of our acreage under contract.

We currently generate other revenue in the feedstock business solely by growing and then selling Jatropha saplings from our nurseries to contract farmers. Please note the discussion on revenue recognition principles discussed in the“Critical Accounting Policies” section on page 38. The sale of saplings to a contract farmer is a one time upfront event for us and therefore sapling sales to our contracted farmers does not constitute recurring income, except to the extent that we are able to expand our acreage under contract.

Our contract farming arrangements, whereby we sell Jatropha saplings to farmers who plant and maintain them, include agreements with these farmers to buy back all the seeds from the farmers once the planted saplings have matured into trees and begin to bear fruit. We are the exclusive supplier of Jatropha saplings to our contract farmers. As saplings take approximately three years to begin providing fruits, continue to mature for an additional three to five years and then continue to bear fruit for approximately 30 years thereafter, it will be several years before we will be in a position to generate significant cash flows from seed cake sales.

We sell the Jatropha Curcas saplings to farmers on credit, securing the receivables of the farmers against our future purchase of oil seeds produced by these saplings. In order to accelerate the recovery of such receivables, we have established relationships with a number of Indian banks that are willing to fund the farmers associated with us. These loans are required to be processed and approved by small rural branches, which require extensive documentation and a physical inspection of the fields. This process has taken more time than expected and we continue to work with the banks and farmers to improve the receipt of cash.

We expect to continue to increase the number of farmers under contract because they are attracted by the ability to grow Jatropha where most other crops cannot successfully grow, the guaranteed market for the product, the lack of any capital outlay by them and the provision of necessary technical support by us.

The quantity of seed cake (husk and meal left over from the crude oil extraction process) by-product from our Jatropha-seed oil-extraction process is insignificant at this stage due to the low quantity of Jatropha seeds available from our plantations, which are in an early stage of development. As a result, we have had minimal Jatropha seed cake revenue to date. In the future we expect that for each three tonnes of Jatropha seeds, we will generate two tonnes of Jatropha seed cake that can be sold as an input to organic fertilizer, and that this will become a material source of revenue and cash flow.

Windfarm Business

Mission NewEnergy’s two wind mills began generating electricity in February 2008 in India. By June 30, 2010, the two wind mills had generated and delivered 5,855,621 kwh of total electricity. The electricity is supplied to the Maharashtra State Electricity Distribution Company Limited under a power purchase agreement that expires in 2021.

We are in the process of exploring the disposition of our two wind turbines and do not currently expect to make further investments in or realize material financial contributions from this line of business. If the turbines are sold, we do not expect that it would have a material financial impact on our balance sheet or cash flow, given the partial impairment in the valuation of these assets recognized during fiscal 2010.

Seasonality

Jatropha sapling fair value income is recognized at the beginning of the planting season in India, which generally runs from late June to the end of October. Therefore, income from the recognition of the fair value of Jatropha saplings is minimal during other periods of the year.

Revenue growth

Our Jatropha feedstock plantations have not yet matured and we have therefore not yet achieved vertical integration or realized the economic benefits of our Jatropha plantations. While our Jatropha feedstock cultivations are maturing we are seeking to generate revenue from spot biodiesel contracts that utilize our existing refinery capacity. Our ability to significantly increase revenue from current levels and become profitable depends upon the following:

•	increasing quantities of Jatropha oil and seed cake from our plantation operations;
•	legislative approval by the EPA of palm and Jatropha under the RFS2 in the United States, resulting in an ability to commence sales under the Valero agreement;
•	execution of new offtake agreements;
•	improvement in the underlying economics for spot market biodiesel production (i.e. a positive spread between feedstock oil and mineral oil);
•	our ability to generate revenue from spot contracts that utilize our existing refinery capacity prior to maturation of our Jatropha cultivations; and
•	increasing global mandates and subsidies for biodiesel.

Many of these events are outside our control. There can be no assurance as to if or when any of these events will occur.

Critical Accounting Policies

Our discussion and analysis of our operating and financial performance and prospects are based upon our consolidated financial statements. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are more fully described in Note 3 to our audited consolidated financial statements included elsewhere in this prospectus. However, critical accounting policies that affect our more significant judgments and estimates used in the preparation of our financial statements are set forth below.

Sale of goods

We recognise revenue from the sale of goods when reasonable certainty exists that such revenues will be realised and the risks and rewards of ownership have been transferred. In the case of biodiesel sales the transfer of risks and rewards of ownership under Free on Board and Cost Insurance Freight sales contracts occurs when the biodiesel passes the ships flange, i.e. when it is pumped onto the ship directly from our refinery.

Change in fair value of Biological assets

We recognise revenue in our feedstock segment in two primary phases. The first phase recognises the change in fair value of the Jatropha saplings where we grow saplings from seeds in our own self managed nurseries. The saplings meet the definition of biological assets under International Accounting Standard (IAS) 41 Agriculture and hence the change in fair value of these biological assets is recognised in other income. The seeds germinate into saplings over a period of three to four months into a condition that can be sold to the contract farmers and the fair value of the biological assets (and hence other income) is recognized at this point in time. These saplings are sold to contract farmers (at principally the same value as the fair value) who are responsible for tending to the saplings until they mature into seed producing trees. We do not recognise revenue again when the sapling is sold to the farmer because this would result in revenue being recognized twice. When the biological assets are sold and delivered to the contract farmer, management control and the risks and rewards beneficial to the ownership of the saplings are lost and, as a result, the saplings are derecognized as biological assets at this point in time.

The second phase where we recognise revenue results from sale of Jatropha crude oil and the by-product, seedcake. This occurs after we buy the seeds from these contract farmers and crush the seeds into Jatropha crude oil with seedcake being the by-product. We then recognize revenue from the sale of the Jatropha crude oil or seedcake in line with the sale of goods policy above.

Impairment of assets

We assess impairment of assets by evaluating conditions that may lead to impairment of particular assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. We have based a number of assumptions and estimates on an independent review commissioned to determine the life span, yield of fruit, yield of oil and key operating costs of the Jatropha Curcas feedstock operations.

Property, Plant and Equipment

Property, plant and equipment are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of “value in use” (being the net present value of expected future cash flows of the relevant cash generating unit) and “fair value less costs to sell.”

In determining value in use, future cash flows are based on:

•	forecast future production and sales levels;
•	sales forecasts are based on current contracted volumes in accordance with the Valero off-take agreement and an assumption that these volumes will be rolled forward, plus an estimate of sales volumes resulting directly from biodiesel mandates in Malaysia; and
•	forecast future commodity prices.

Value in use is calculated based on the present value of cash flow projections over the anticipated lives of the assets, with the material portion of the assets having anticipated lives of 20 years, with a discount rate for each cash generating unit (e.g., refinery operations, Jatropha operations and windfarm operations) was estimated based on our weighted average cost of capital, adapted for the regions in which the cash generating unit operates.

There is a risk of the actual outcomes being different from those forecast due to changes in economic, market and agricultural conditions and/or assumption regarding events, which may result in the carrying value of biodiesel plants exceeding the recoverable amount.

During fiscal 2010, we announced the completion of our new 250,000 tonnes per annum transesterification plant, adjacent to the 100,000 tonnes per annum plant in Kuantan Port, Malaysia. Both plants are on full operational standby to produce biodiesel as and when required. In addition, the construction of a distillation column within the plant property is underway which will allow the refineries to meet different specifications of biodiesel, as required by various customers.

As of December 31, 2009, the value of the refinery assets were carried at their depreciated cost (A$66.9 million) because the forecast profits to be generated by the refineries exceeded their carrying value. This assessment was based on a number of assumptions including forecast oil yields, commodity prices, and volumes. In addition, management considered the absence of orders to date under our 5-year Valero offtake sales contract signed in December 2009.

During the second half of fiscal 2010, the United States introduced its revised RFS2. RFS2 introduced a requirement for vegetable oil feedstocks, such as soy, rape seed, palm oil and Jatropha oil to meet certain environmental and green house gas requirements. At this point in time, the detailed analysis required to demonstrate that palm and Jatropha will meet these requirements is in progress. In addition, a key subsidy, called the Biodiesel Blending Tax Credit (being US$1 per gallon), lapsed on December 31, 2009. In December 2010, the subsidy was retroactively reinstated and extended through 2011.

In addition, in July 2010 the European Union introduced, with effect from January 1, 2011, the Renewable Energy Directive, which requires palm based biodiesel to be based on new sustainability criteria. This will require the use of certified palm oil. Our production facilities have been registered and are compliant with the Renewable Energy Directive, although the majority of our suppliers of the palm oil feedstock that is used in our production facilities have not yet been certified under the Renewable Energy Directive, which would affect our ability to sell palm based biodiesel to the European Union.

Despite our efforts to address RFS2 compliance and the Renewable Energy Directive compliance and despite the reinstatement of the Biodiesel Blending Tax Credit, we are required, under International Financial Reporting Standards, to assess the refineries ability to generate revenue based on existing conditions. At the time of assessment, the recent legislative developments and our lack of other contracts or evidence that would indicate profitable sales, forced us to provide for an impairment of the refining assets in fiscal 2010 until the legislative hurdles are cleared or alternative sales contracts are secured. This accounting write-off is not indicative that the refinery assets cannot produce biodiesel under the required specifications.

A reversal of the impairment value (up to depreciated cost) of our refinery assets would occur if and when the following occurred:

•	palm oil and Jatropha are approved as a feedstock source for biodiesel to be produced for the United States;
•	we are able to produce palm based biodiesel complying with the Renewable Energy Directive at a price that would be profitable to us; or
•	further sales contracts are secured in markets outside of the United States and Europe.

Credit risk of receivables in feedstock business

The carrying value of receivables is reviewed for impairment and expected timing of receipt at each reporting date. The carrying value of our receivables (after providing for impairment and discounting) as at June 30, 2010 was A$2.1 million.

In assessing such recoverability, the following factors are taken into account:

•	actual recovery of receivables to date; and
•	anticipated timing of future receipts, based on anticipated loan disbursal rates from the banks to the farmers that enable the farmer to repay the receivable to Mission NewEnergy; estimates of expected yields of oil seeds from the Jatropha Curcas saplings; and estimated mortality of Jatropha Curcas saplings.

During fiscal 2010 we achieved significant improvement in the collection of receivables from our contracted farmers, primarily as a result of our role in facilitating discussions between some of our farmers with financial institutions in India in relation to the provision of finance to the farmers for their purchase of Jatropha saplings and to repay receivables owed by the farmers to us.

In fiscal 2010 we introduced a proprietary GPS mapping and agronomy management system into a significant portion of our Jatropha fields and reviewed the existence, condition, maturity and stem girth of the Jatropha saplings. The results indicated that approximately 50% of the plantation acreage were performing to targets. While we have increased agronomy training for underperforming farmers, given the results of our review in relation to sapling mortality, we have revised our assessment of recoverability of receivables from the sale of saplings and increased the provision for impairment to A$18.4 million as at June 30, 2010.

Comparison of Results of Operations

Fiscal 2010 compared with fiscal 2009

Revenue.  Revenue decreased A$38.7 million (70%) from A$55.2 million in fiscal 2009 to A$16.5 million in fiscal 2010 principally as a result of a lower volume in sales from the refining segment (reduced A$29 million from A$42.9 million in 2009 to A$13.9 million in 2010) and reduced other income primarily from fair value revenue of Jatropha Curcas saplings in the feedstock segment (reduced A$7.7 million from A$9.4 million in 2009 to A$1.7 million in 2010). Our refinery operated for approximately three months in fiscal 2010 and approximately 7 months in 2009. We operated at lower than full capacity (13% in 2010 and 32% in 2009), and hence generated less revenue in 2010 than 2009. This lower capacity utilization was due to lower than expected demand as a result of the negative margin spread which existed between the potential sales price of biodiesel and the input costs to produce the biodiesel or more simply, the cost of producing biodiesel was more expensive than the price the market was prepared to pay for the biodiesel. The sales made in 2010 were pursuant to a contract signed in early 2009 when margins were positive. The change in margin spread is as a direct comparison between the market price of crude palm oil as the key input for biodiesel and the price of ULSD which is closely linked to the price of crude oil. This positive and negative spread can be seen on the graph on page 52 which compares the market price of crude palm oil and the market price of ULSD. In addition, fiscal 2010 was a year of consolidation in the feedstock business, with minimal new sapling planting undertaken, resulting in other income in the feedstock business decreasing from fiscal 2009. We expect that our revenue will increase from our refining operations if and when margins between the sales price and input costs are profitable, and other income in our feedstock operations if and when we sell more saplings and generate revenue from Jatropha crude oil sales.

Of the total sales revenue in fiscal 2010, the refinery business generated revenue of A$13.9 million (97%), with other operations (including wind farm) generating A$0.5 million (3%).

Of the other income in fiscal 2010, the fair value revenue from biological assets in the feedstock business generated revenue of A$1.7 million (80%), with sundry income (including interest) generating A$0.4 million (20%).

Our production capacity for Plant I is 8,333 tonnes per month or 274 tonnes per day. We run the plant to meet scheduled sales orders, which may result in a utilization rate of less than 100% for a given month.

	Fiscal 2009	Fiscal 2010
Plant I	– Plant fully commissioned twelve months – Plant operated seven months – Yearly capacity utilization of 32%	– Plant fully commissioned twelve months – Plant operated three months – Yearly capacity utilization of 13%
Plant II	– Not commissioned – No capacity utilization	– Not commissioned – No capacity utilization

Our operating margins are primarily dependent on the relationship between the price of crude palm oil as our feedstock for the month of production and the price of mineral diesel, or the end market price for our refined product. Both the feedstock and refined product are commodities with highly volatile prices. During 2009, feedstock was more expensive than refined product 32.9% of the days. During 2010, our feedstock was more expensive than refined product 67.7% of the days. Please see the graph on page 71.

Cost of sales.  Cost of biodiesel decreased from A$44.1 million in fiscal 2009 (102% of sales revenue) to A$13.6 million in fiscal 2010 (93% of sales revenue), in line with the reduced level of sales revenue.

Cost of growing our biological assets reduced from A$1.6 million in fiscal 2009 to A$1.4 million in fiscal 2010, attributed to lower production volumes in 2009.

Expenses.  Total expenses increased by A$66.4 million (202%) from A$32.8 million in fiscal 2009 to A$99.2 million in fiscal 2010 principally due to a non-cash impairment of property plant and equipment of A$73.1 million in fiscal 2010 compared to none in fiscal 2009.

Our Board reviews the carrying value of our refinery assets at each reporting date. During fiscal 2010, the United States introduced its Renewable Fuels Standard 2, which legislated a significant mandate for the use of biodiesel in the United States. This in itself is promising for the biofuels industry. However, this legislation also introduced a requirement for vegetable oil feedstocks such as soy, rape seed, palm oil and Jatropha oil to meet certain environmental and green house gas requirements. At this time, the detailed analysis required to demonstrate that palm and Jatropha will meet these requirements is in progress. In addition, a key subsidy, called the Biodiesel blending credit (being US$1 per gallon), lapsed in December 2009. The extension of this subsidy is being considered but has not been formally extended as of the date of this prospectus.

In addition, the European Union will introduce, with effect in January 2011, legislation that requires all biodiesel to be based on new sustainability criteria (named the Renewable Energy Directive). Currently, there are limited suppliers of palm oil that meet these criteria. However, numerous producers of palm oil are in the process of getting their product certified to be in compliance with the European requirements. Our biodiesel refineries are already attested under the ISCC which has been recognized as an approved certification by the German Government.

Despite the significant efforts to address these legal requirements, we are required under the accounting standards to assess the refining cash generating unit’s ability to generate sufficient revenue based on existing conditions. The combination of these factors in the United States and Europe have compelled us to provide for an impairment of the refining assets until the legislative hurdles are cleared. This non-cash accounting write-off is in no way an indication that the plant cannot produce biodiesel under the required specifications.

We anticipate that the Malaysian Palm Oil Board who is in regular communication with the EPA international community will make it possible for the refining assets to be put to productive use in fiscal 2011, at which time the value of these refining assets can may be reinstated to their useful carrying value at that point in time.

Additional movements in expenses include:

•	Employee benefits expenses. Employee benefit expenses increased A$200,000 (4%) from A$5.1 million in fiscal 2009 to A$5.3 million in fiscal 2010 principally due to an increase in non-cash expenses related to equity based payments to employees.
•	Impairment of trade receivables. Impairment of trade receivables increased A$0.9 million (10%) from A$8.3 million in fiscal 2009 to A$9.2 million in fiscal 2010 due to revised assessments of receivables recoverability undertaken by Mission NewEnergy in December 2009 and June 2010. Given amendments to the USA renewable fuel standard, which requires Jatropha based biodiesel to be approved, the Board was unable to provide sufficient audit evidence at 30 June 2010 to substantiate the recoverability of these receivables and thus the Board has taken the decision to fully provide for these receivables at 30 June 2010.
•	Depreciation and amortization. Depreciation and amortization decreased approximately A$350,000 (16.5%) from A$2.47 million in fiscal 2009 year to A$2.12 million in fiscal 2010 due to changes in foreign currency exchange rates in relation to the Indian Rupee and Malaysian Ringgit compared to the Australian Dollar, our reporting currency.
•	Finance costs. Finance costs decreased A$3.2 million (38%) from A$8.4 million in fiscal 2009 to A$5.2 million in fiscal 2010 principally due to the discounting of non-current receivables in fiscal 2009 that did not occur in fiscal 2010, as well as a reduction in interest payments on working capital facilities to zero in fiscal 2010.

Income tax.  Income tax expense decreased from A$434,000 in fiscal 2009 to A$29,000 in fiscal 2010 principally due to higher deferred taxes in the feedstock business being recognized in fiscal 2009.

Profit/(loss) for the year.  As a result of the foregoing, our loss before income tax increased from A$23.3 million in fiscal 2009 to A$97.8 million in fiscal 2010.

Fiscal 2009 compared with fiscal 2008

Revenue.  Revenue increased A$25.3 million (85%) from A$29.9 million in fiscal 2008 to A$55.2 million in fiscal 2009 principally as a result of a increased volume in sales from the refining segment (increased A$33.9 million from A$9.0 million in 2008 to A$42.9 million in 2009) and reduced other income primarily from fair value revenue of Jatropha saplings in the feedstock segment (reduced A$8.8 million from A$18.2 million in 2008 to A$9.4 million in 2009). Our refinery operated for approximately four months in fiscal 2008 and most of fiscal 2009, although at 32% capacity in fiscal 2009. We operated at lower than full capacity in fiscal 2009 due to lower than expected demand as a result of the high cost of materials relative to the price of oil.

Of the total sales revenue in fiscal 2009, the refinery business segment generated revenue of A$42.9 million (99%), other operations (including wind farm) generating A$0.5 million (1%).

Of the other income in fiscal 2009, the fair value revenue from biological assets in the feedstock business generated revenue of A$9.4 million (80%), with sundry income (including interest) generating A$2.4 million (20%).

Cost of sales.  Cost of biodiesel increased from A$8.2 million in fiscal 2008 (87% of sales revenue) to A$44.1 million in fiscal 2009 (102% of sales revenue), in line with the increased level of sales revenue.

Cost of growing our biological assets reduced from A$2.7 million in fiscal 2008 to A$1.6 million in fiscal 2009, attributed to lower production volumes in 2010.

Cost of sales increased from A$11.0 million in fiscal 2008 (36.6% of total revenue) to A$46.0 million (82.8% of total revenue) in fiscal 2009, reflecting the first full year of refinery operations in fiscal 2009. Increased cost of sales primarily related to increased purchases of palm oil and other key commodities used in the production of biodiesel. The change in the percentage of cost of sales to revenue is a result of a switch in the proportion of revenue from sapling sales in 2008 (a high contribution margin business unit) to revenue in 2009 from biodiesel sales (a lower contribution margin business unit).

Expenses.  Total expenses (excluding cost of sales and income tax expenses) more than doubled from A$14.5 million in fiscal 2008 to A$32.8 million in fiscal 2009. Significant movements in expenses were:

•	Employee benefits expenses. Employee benefit expenses increased from A$2.7 million in fiscal 2008 to A$5.1 million in fiscal 2009 principally due to an increase in the number of employees involved in (i) the feedstock business in planting significantly more acres in fiscal 2009 compared to fiscal 2008 and (ii) the first full year of operating the refinery in fiscal 2009.
•	Impairment of trade receivables. Impairment of trade receivables increased from A$1.2 million in fiscal 2008 to A$8.3 million in fiscal 2009 due to an assessment of the likelihood of default by farmers. As the likelihood of default is directly linked to the existence and productivity of the saplings generating oil seeds, a review of the existence and condition of the saplings was undertaken. This review revealed varying degrees of mortality throughout Mission NewEnergy’s contract farming acreage, causing Mission NewEnergy to adopt a cautious approach in providing for the recoverability of the receivables from the sale of saplings as of June 30, 2009. The sapling plantations will be reviewed periodically using GPS mapping technology. This will enable Mission NewEnergy to more accurately determine the status and condition of the plantations.
•	Impairment of inventory. Impairment of inventory was A$2.9 million in fiscal 2009 compared to none in fiscal 2008. This was as a result of the rapid collapse in commodity prices in fiscal 2009 as a result of the global financial crisis. The loss resulted principally from the reduction in the value of crude glycerin and palm fatty acid distillate (both by-products from the production of biodiesel) that were in stock in fiscal 2009.
•	Depreciation and amortization. Depreciation and amortization increased from A$0.8 million in fiscal 2008 to A$2.5 million in fiscal 2009 due to the first full year of operation of our 100,000 tonnes per annum refinery.

•	Finance costs. Finance costs increased A$2.5 million (42%) from A$5.9 million in fiscal 2008 to A$8.4 million in fiscal 2009 principally due to higher interest expense from the discounting of long term receivables to reflect the time value of money.

Income tax.  Income tax expense increased from A$161,000 in fiscal 2008 to A$434,000 in fiscal 2009 principally due to higher deferred taxes in the feedstock business.

Profit/(loss) for the year.  As a result of the foregoing, we had a loss before income tax of A$23.3 million compared to a profit of A$4.4 million in fiscal 2008.

Effects of Currency Fluctuations

Our reporting currency is the Australian dollar. In accordance with IFRS, costs not denominated in Australian dollars are re-measured in Australian dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the Australian dollar, Malaysian Ringgit, Indian Rupee and the U.S. dollar affect our results of operations. An increase in the value of a particular currency relative to the Australian dollar will reduce the Australian dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the Australian dollar will increase the Australian dollar reporting value for those transactions.

The effect of foreign currency translation is reflected in our financial statements in the statements of changes in shareholders’ equity and is reported as accumulated foreign currency translation reserve. We have not entered into any hedging arrangements to mitigate the effects of currency fluctuations.

Liquidity and Capital Resources

Overview

Our operations have been financed primarily from operating activities and the issuance of convertible notes and equity securities to investors.

The following table sets forth our consolidated cash flows since fiscal 2008.

	Year ended June 30
	2010	2009	2008
	(A$ in thousands)
Net cash provided by (used in) operating activities	(6,902)	(10,891)	(16,548)
Net cash provided by (used in) investing activities	(6,405)	(14,396)	(37,335)
Net cash provided by (used in) financing activities	14,937	12,385	7,254
Effect of exchange rate changes on cash held in foreign currency	(722)	4,416	(7,479)
Net movement in cash and cash equivalents	908	(8,486)	(54,108)
Cash and cash equivalents at the beginning of the year	16,247	24,733	78,841
Cash and cash equivalents at the end of the year	17,155	16,247	24,733

Net cash used in operating activities in 2009 was A$10.9 million, which included a coupon payment on the convertible note of A$2.4 million, A$53 million received from customers and A$60.9 million paid to suppliers and employees. In 2010, the net cash used in operations was A$6.9 million, which included a coupon payment on the convertible note of A$2.4 million, A$17.1 million received from customers and A$21.3 million paid to suppliers and employees. The reduction in cash received, and paid to suppliers and employees was as a direct result of lower biodiesel sales in 2010 as compared to 2009, and the associated lower costs of sales.

Our total cash and cash equivalents were A$17.2 million, A$16.2 million and A$24.7 million as of June 30, 2010, 2009 and 2008, respectively. Our financial statements have been prepared on a going concern basis, which has been assessed based on detailed cash flow forecasts. We have forecasted that our level of cash and cash equivalents may not be sufficient to execute our current planned expenditures for the next 12 months without raising funds from this offering or other sources. We believe that cash on hand, cash flow from operations and the proceeds from this public offering will provide sufficient liquidity and capital resources to meet our liabilities and commitments over the next 12 months.

Fiscal 2010 compared with fiscal 2009

Net cash used in operating activities in fiscal 2009 and 2010 consisted of losses incurred in operations.

Net cash used in investing activities related principally to purchases of property, plant and equipment for our refineries.

Net cash provided from financing activities was A$14.9 million in fiscal 2010, consisting of A$7.8 million from the issuance of 50 million units (prior to the 50-1 share consolidation that will occur prior to the date of this prospectus, with each comprising one ordinary share and one warrant to purchase one ordinary share) to Ir Lee Swee Eng and net proceeds of A$7.9 million from the issue of 30 million (prior to the assumed 50-1 share consolidation) ordinary shares to various accredited investors in a private placement, less loan repayments in the amount of A$0.6 million. In comparison, net cash provided from financing activities was A$12.4 million in fiscal 2009, including a private placement of 100 million units (each comprising one ordinary share and one warrant to purchase one ordinary share) that raised gross proceeds of A$16.0 million in fiscal 2009, less asset and working capital loan repayments of A$3.8 million.

Fiscal 2009 compared with fiscal 2008

Net cash used in operating activities in fiscal 2008 and 2009 consisted of losses incurred in operations.

Net cash used in investing activities decreased A$22.9 million (61%) from A$37.3 million in fiscal 2008 to A$14.4 million in fiscal 2009 principally as a result in purchases of property, plant and equipment decreasing A$21.7 million from A$35.8 million in fiscal 2008, when our 100,000 tpa refinery was completed, to A$14.1 million in fiscal 2009. Most of this expenditure in fiscal 2009 related to the construction of our 250,000 tpa refinery.

Net cash provided from financing activities increased from A$7.3 million in fiscal 2008 to A$12.4 million in fiscal 2009 principally due to a private placement of 100 million units (each comprising one ordinary share and one warrant to purchase one ordinary share) that raised net proceeds of A$16.0 million in fiscal 2009. Approximately A$3.8 million of those proceeds were used in fiscal 2009 to repay borrowings related to asset and working capital funding lines that had been utilized in fiscal 2008.

Convertible Notes

We issued 50,000,000 convertible notes at a price of A$1.30 per note in May 2007. Holders may convert all or part of the notes at any time until maturity (May 16, 2012) at a conversion price of A$1.30 per note. Each note is convertible into one ordinary share (subject to adjustment for customary events, such as share consolidation). The notes bear interest at a rate of 4.0% per annum and interest is payable semi-annually. Mission NewEnergy may convert some or all of the notes at any time if the daily volume weighted average price of Mission NewEnergy’s ordinary shares on the Australian Securities Exchange, or ASX, for a period of 90 consecutive days is 1.5 times the face value of the notes.

As at June 30, 2010, 935,577 convertible notes were outstanding (after giving effect to the 50-1 share consolidation that will occur prior to the date of this prospectus).

We are subject to negative covenants under the convertible note deed poll that may impact our ability to undertake additional debt or equity financing. Without noteholders' consent in each instance, we cannot incur total indebtedness in excess of 2.5 times our net worth nor can we issue more than 25% of our share capital in options or convertible notes.

Bank facility

In March 2009, we entered into a US$17 million senior credit facility with the Singapore branches of two Indian banks (Bank of India and Bank of Baroda). We borrowed US$4.5 million in April 2010 and deposited the full amount with the lending banks. In May 2010, we repaid the full amount of the loan and terminated the credit facility. No amounts are outstanding nor available under the credit facility. The average annual interest rate on the borrowed funds in fiscal 2010 was 5.3%.

We do not currently have any bank credit facility but are in discussions with banks and expect to enter into a working capital facility during fiscal 2011.

Secured loans

As of June 30, 2010, we had secured loans of A$3.7 million that relate to our wind mill in India and our offices in Mumbai, India and Kuala Lumpur, Malaysia. These loans are recourse only to the assets securing the loans.

Other material commitments

Our only material capital expenditures commitment relates to our second biodiesel refinery. In 2007, we entered into an engineering, procurement, construction and commissioning contract, or the EPCC Contract, with KNM Process Systems Sdn Bhd, or KNM.

We are in discussions with KNM to finalize the transfer of the second biodiesel refinery to us. We cannot be certain when such discussions will be finalized. We have secured all approvals and licenses required to operate the second biodiesel refinery. When the transfer of the second biodiesel refinery to us has been completed, we would owe KNM approximately 30.5 million Ringgit (US$9.4 million), before any late delivery fees and other costs incurred by us on behalf of KNM that may be offset against the outstanding payments.

In addition to the transfer of the second biodiesel refinery, a new process capable of producing different “cuts” of biodiesel is being incorporated into our refinery operations. We have commenced construction of this new process, which is a stand-alone unit which will serve both of our refineries and should enable us to become one of the few biodiesel producers in the South East Asian region who can meet the Cold Soak Filter Test requirements under the revised ASTM D6751:2009 biodiesel specification. When the installation of this new process is completed we will owe a final payment of approximately A$1.4 million. We believe that the new process will be completed and payment made within the first quarter of 2011.

Warrants

Over the past two fiscal years, we issued a total of 150 million units (each comprising one ordinary share and one warrant to purchase one ordinary share at an exercise price of A$0.30 per share), before any adjustment for share consolidation. The expiration date is five years from the date of issuance. If at any time on or after April 15, 2012 the preceding 20-trading day volume weighted average price of our ordinary shares on the ASX is at least A$1.00 (prior to adjustment for share consolidation), then Mission NewEnergy may give written notice to each warrant holder that if such holder does not exercise its warrants within 15 days from the date of such notice, then the warrants would expire on the 15th day.

In addition we have issued 731,492 warrants to placement advisers with a strike price of A$1.00 and A$1.20 and an expiration date of July 31, 2011. 365,746 warrants have lapsed. We have also issued 3,500,000 warrants in accordance with the shareholder approved employee option plan to senior executives. The warrants have a strike price of $0.17 and an expiration date of June 30, 2011.

Research and Development

Our research and development efforts are focused on ligno-cellulosic ethanol technology and are discussed in “Business.” Our R&D team comprises internal professional research experts. In addition to our internal capability, Mission NewEnergy has technical research collaborations with:

•	The Energy Resource Institute in India concerning the genetic improvement of Jatropha;
•	Center for Excellence, Tamilnadu Agriculture University in India concerning the development of planting material and efficient agronomic practices; and
•	Forest College & Research Institute in India concerning the development of Jatropha hybrids.

Much of the cash expenditure relating to our collaborative research efforts has been borne by our collaborative partners. Our expenditure on research and development was A$154,000 and A$367,000 in fiscal years 2010 and 2009, respectively. We did not have any research and development expenditure in fiscal 2008.

We are presently exploring the future viability of selling crude Jatropha oil as another means of revenue. While biodiesel refining remains our primary business, we are considering future sales of crude Jatropha oil should demand materialize at an attractive price.

The sale of our Jatropha seed cake at the moment is limited to sales as an input for organic fertilizer. We may in the future also explore the possibility of producing our own organic fertilizer to expand our revenue stream.

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenue, income, profitability, liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

Except for amounts due under the EPCC Contract (discussed above) and operating lease commitments disclosed in “Tabular disclosure of contractual obligations” below, we do not have any material off-balance sheet commitments or arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Our business activities are exposed to a variety of market risks, including credit risk, foreign currency risk, interest rate risk and commodity risk.

Credit Risk

Credit risk arises from the sale of biodiesel, Jatropha saplings and cash held at period end. Cash is only held in accredited banks and credit risk arising from the sale of biodiesel is managed through the use of letters of credit.

Our contracts with famers in relation to Jatropha saplings are typically unsecured. Credit risk arising from sales of Jatropha saplings is managed through the following approach:

•	sales of Jatropha saplings to contract farmers are concluded after a detailed review of the suitability of the contract farmer and the proposed land to be used for contract farming. The sale is concluded via a Demand Cum Delivery Note, which states that the balance owing is at call by Mission Biofuels India Pvt Ltd. A portfolio approach for the sale of Jatropha saplings is used, whereby a large number of relatively low value sales (around A$220 per contract farmer, depending on the contract farming acreage) are made to a geographically disbursed series of contract farmers. Contract farmers are required to incur considerable expense to prepare the land, prior to delivery of saplings by Mission Biofuels India Pvt Ltd, and thus have significant incentive to ensure the crop is viable.
•	our subsidiary, Mission Biofuels India Pvt Ltd, has entered into contract farming agreements with each farmer to purchase back the oil seeds produced by the Jatropha saplings sold to the farmers. Receivables are secured against these future contracted purchases of Jatropha seeds. Mission Biofuels India Pvt Ltd has in place memorandums of understanding with a number of leading financial institutions in India who have expressed a desire to loan monies directly to the contract farmers to fund their working capital requirements. Disbursement of these loans will assist the farmers in repaying monies owed to Mission Biofuels India Pvt Ltd.
•	these financial institutions have formulated specific financing plans for Jatropha farming. In addition, the National Bank for Agriculture and Rural Development, or NABARD, of India (apex body for agricultural financing) has in place a standardized financing plan to farmers of Jatropha Curcas. Several financial institutions, who do not have memoranda of understanding with us, have also disbursed loans to our contract farmers based on the standardized plan stipulated by NABARD. Disbursement of these loans to the farmers will enable them to repay the amounts owed to the us.

We believe there is significant risk of loss in the event of non-performance of contract by the farmers we have contracted with for the sale of Jatropha saplings and this is reflected in the valuation allowances applied to our contract-farmer receivables and reflected in our financial statements.

Credit risk also arises from the corporate guarantee we have provided to the contractor of our second refinery in place of the standard letter of credit originally placed at construction commencement. Credit risk on sapling sales at June 30, 2010, is A$2.1 million (A$13.0 million in fiscal 2009) after providing for impairment and discounting charge.

Foreign Exchange Risk

Mission NewEnergy operates internationally through a number of subsidiaries and is thus exposed to fluctuations in foreign currencies, arising from the foreign currencies held in its bank accounts, the sale of goods in currencies other than Mission NewEnergy’s measurement currency, and the translation of results from investments in foreign operations. Our foreign exchange exposures are primarily to the Indian rupee, Malaysian ringgit and the U.S. dollar.

Foreign exchange risks arising from the sale of products are not hedged. At June 30, 2010, if foreign currencies had changed by ± 10%, with all other variables held constant, the effect on post tax profit and equity A$1 million.

Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged.

Interest Rate Risk

Interest rate risk is managed with a mixture of fixed and floating rate deposits, fixed rate convertible note debt and floating rate debt. Our main interest rate risk, being fair value interest rate risk, arises from our long term convertible note debt. At June 30, 2010, if interest rates had changed by ± 25 basis points, with all other variables held constant, the effect on post tax profit and equity would be A$0.00 higher or lower and a A$0.28 million higher/lower on the fair value of the convertible notes.

Commodity Risk

We are exposed to market prices of input costs into the production of biodiesel. The key raw material currently being used to manufacture biodiesel is crude palm oil. We are also exposed to fluctuations in the price of our biodiesel products because the price at which we are able to sell biodiesel fluctuates with changes in the price of petroleum and refined petroleum products. These risks are managed by negotiating ‘cost plus a margin’ sales contracts which minimizes our exposure to variations in this key input cost.

Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations and commitments as of June 30, 2010:

	Payments due by period
	Total A$’000	less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
Operating lease obligations	3,899	186	463	464	2,786
Secured loans	3,662	624	1,164	1,874	—
Convertible notes	60,812	—	60,812	—	—
Interest on convertible notes	4,864	2,432	2,432	—	—
Capital commitments	7,785	7,785	—	—	—
Total	81,022	11,027	64,871	2,338	2,786

Depending on specific market prices for Jatropha relative to our contracted price, we have a contractual obligation to buy back all seeds from our contract farmers delivered to Mission’s warehouse. At this point in time it is not possible to reasonably estimate what this value could be.

OUR INDUSTRY

Introduction

As a producer of biodiesel, Mission is a participant in the US$2.5 trillion global market for liquid fuels (Source: U.S. Energy Information Administration website (http://www.eia.doe.gov). More recent data may be available). The two largest liquid fuels market are the United States and Europe, which collectively represent 40% of the liquid fuels market. The graph below shows the breakdown of the global liquid fuels market:

Source: U.S. Energy Information Administration website (http://www.eia.doe.gov)
(More recent data may be available)

Biodiesel can be a direct substitute for certain petroleum-based distillates, including diesel fuel, jet fuel and heating and bunker oil. Biodiesel is typically mixed with conventional petroleum-based diesel to produce a blended fuel that can be used in vehicles with diesel engines under a wide range of temperature and use conditions. Biodiesel is widely understood in the major transport fuels markets in the European Union and the United States, according to the U.S. Energy Administration, and its price and volumes are quoted by major industry sources, including OPIS, Platts and Bloomberg. Its value, without taking into consideration any subsidies or incentives available to producers or distributors, is broadly in line with the prevailing value of ultra low sulphur diesel (ULSD), a petroleum-based diesel benchmark. Since February 2006, the ULSD premium to crude oil has been as high as US$34.7 per barrel (on July 21, 2009) and has averaged US$11.2 per barrel (Source: we calculated this amount based on data obtained from OPIS in August 2010. OPIS is a paid service and more recent data may be available).

This price of biodiesel relative to petroleum-based fuel drives demand for the product. Demand is also driven by regulatory and legislative requirements and consumer preferences for fuels that have a lower impact on the environment than those derived from petroleum. According to Annual Energy Outlook 2010 by the U.S. Energy Information Administration, the switch to biofuels usage is expected to account for more than 80% of the growth in the transport fuels market (which makes up more than 70% of the liquid fuel consumption in the United States) over the next 25 years (Source: U.S. Energy Information Administration, September 2010. More recent data may be available).

The estimated consumption of biodiesel by 2012 is forecast to be 3.9 billion gallons (14.9 billion liters) in the European Union and 1.4 billion gallons (5.2 billion liters) in the United States. Countries such as Argentina, China and Malaysia, which have programs to stimulate the use of biodiesel, will present a combined demand similar to that of the United States (Source: The Biofuels Market: Current Situation and Alternative Scenarios, United Nations Conference on Trade and Development, 2009 (More recent data may be available)). Although biodiesel is consumed in many parts of the world, we are focused on sales into regulated markets in the United States and Europe, two of the largest segments of the global market where we believe demand and pricing for biofuels will be most favorable in the near term.

The Biodiesel Value Chain

There are three fundamental components to the biodiesel industry: feedstock, refining and distribution. The feedstock component provides the underlying crude plant or animal fat oil to be refined. The refining component involves the conversion of the feedstock material into the finished biodiesel, which is then distributed in the final component of the value chain.

Suitable feedstocks include a variety of plant and animal fat oils. Biodiesel producers raise their own feedstock or purchase feedstock from farmers or other producers either under contracts or in the spot market. The production of biodiesel takes place by means of a base catalyzed transesterification of the oil with methanol, which yields a methyl ester and the by-products glycerin and fatty acids. After separation and in some cases distillation, the biodiesel is ready to pass requisite quality control tests and can be sold into the established transport fuels market.

Within the three fundamental components of the biodiesel value chain, there are five distinct segments where monetary value is captured as diagrammed below:

Historically, the bulk of that monetary value has been captured upstream in the plantation and in the crude oil production stages. Midstream biodiesel production in isolation, like refining operations for other commodities, generally captures limited value as it has limited control of its input costs and limited ability to influence the price of its output. Plant and animal fat crude oil feedstock suppliers instead exercise greater control and have typically increased their prices in tandem with any increase in the value of the refined biodiesel. These lock-step price movements diminish the value captured in the biodiesel production segment and the distribution component while favoring the upstream suppliers of feedstock.

Biodiesel refining profitability depends on the premium between feedstock oil and biodiesel as the finished product. The premium to be realized by biofuels cannot be predicted with certainty and will depend on the availability of supply against demand. Based on projections included in the 2010 Annual Energy Outlook (April 2010) prepared by the U.S. Energy Information Administration, there will be a shortfall in biofuels supply through 2022 resulting in a shortfall volume for 2011 of 10.3 billion gallons. Due to this anticipated shortfall in supply, biofuels will enjoy a premium in the years ahead. This premium has already been reflected in recent years in the pricing for feedstock oils.

Plant Oil Prices from January 1983 to March 2008

Source: ISTA Mielke, various issues; International Monetary Fund, March 2008
(More recent data may be available)

Historically, as the above chart shows, the prices that plant and animal-fat crude oil feedstock suppliers have realized tend to increase in tandem with the value of the refined products. This correlation has strengthened in recent years and coincides with legislated incentives and mandates for biofuels that have come into effect. More recent data shows the very close relationship between the price of ULSD and crude palm oil (CPO) and soybean oil, two plant oils that are often converted into biodiesel.

Source: Mission compiled this graph from data obtained in August, 2010 from OPIS, a paid service
(More recent data may be available)

Such lock-step price movements for vegetable oils marginalize the value of conversion while favoring biofuel feedstock suppliers. This data has led our management to conclude that:

•	higher oil prices alone do not create commercial incentives to convert biofuels;
•	the ratio of oil price to the feedstock cost is the largest contributor to margin for biodiesel producers; and
•	most of the value of increases in oil prices is captured by the feedstock supplier.

Continued reliance on conventional petroleum-based fuels faces challenges

We believe that continued growth in biofuels, and biodiesel in particular, will result from challenges facing the market for conventional petroleum products as outlined below:

•	Negative environmental impact and changing consumer sentiment. The production of petroleum and its use as a fossil fuel create emissions that are widely accepted as being harmful to the environment. This has led to changes in consumer attitudes towards consumption and raised the likelihood of regulatory enactments that will continue to increase the costs to consumers of using petroleum-based products.
•	Increased demand for petroleum but limited supply. Petroleum is a finite resource, and locating and extracting new petroleum resources are becoming more challenging and expensive. At the same time, population growth, economic development and urbanization in emerging countries such as Brazil, Russia, India and China are significantly increasing the demand for petroleum. These factors have contributed to expectations that petroleum will become more expensive in the future. For example, based on our analysis of data obtained in August, 2010 from OPIS (a paid service), the average price per barrel of petroleum was approximately US$78 for the first seven months of 2010, and the U.S. Energy Information Administration in its 2010 Energy Report (April 2010), projects an average price per barrel of approximately US$95 during 2015 (More recent data may be available).
•	Volatility of petroleum prices. Petroleum prices are also highly volatile, which reduces petroleum’s attractiveness as a key component forming the cost of many products. For instance, based on our analysis of data obtained in August 2010 from OPIS (a paid service), the price per barrel of petroleum ranged from US$145.66 on July 3, 2008 to US$33.87 on December 19, 2008. This volatility adds a level of price uncertainty to providers and customers of goods that rely on petroleum.
•	Supply chain uncertainty and inconsistency. Secure and stable access to petroleum is increasingly threatened by a variety of factors, including the political instability of several large oil producing countries, competition over energy sources and terrorist attacks on supply infrastructure, as well as accidents and natural disasters. Concerns with dependence on current oil producing countries are spurring private and public initiatives to reduce petroleum use and develop effective alternatives.

Biofuels are becoming increasingly cost competitive with conventional petroleum-based fuels.

We believe that biofuels will become increasingly cost competitive with conventional petroleum-based fuels as petroleum becomes more expensive and as the cost of feedstock and biofuel production declines. As biofuels become more cost competitive, government mandates for biofuels blending will be less of a driver in the overall demand equation. According to the U.S. Energy Information Administration in Annual Energy Outlook 2010 (April 2010), U.S. production of biofuels ultimately will surpass the RSF2 mandates recently enacted by the U.S. federal government as higher oil prices and lower production costs improve their competitiveness.

As biofuels achieve greater cost competition and taking environmental concerns into consideration, we believe that there will be a significant increase in the demand for biofuels.

Mandates and policies in key markets directly affect biofuels usage

Most major countries have a mix of mandates and subsidies in place to support their national biofuels industries as a means to increase fuel supply security, reduction of greenhouse gas emissions or support local farming revenues.

Policies of governments in major biofuels markets are summarized below:

United States	Brazil	European Union	China	India
•    Mandate of 36 billion
     gallons of biofuels by
     2022.
•    Volumetric tax credit
     of US$0.51/gallon of
     ethanol and US$1.00/
     gallon of biodiesel*
•    Cellulosic biofuel
     producer tax credit of
     US$1.01/gallon. Small
     producer tax credit of
     US$0.1/gallon.
•    US$1 billion in
     support for second
generation technology.	• 30 plus year
     commitment to
     ethanol program.
•    Annual blending
     target of 25% for
     ethanol.
•    5% blending target
     of 5% for biodiesel
     by 2013.
•    Lower taxes for
     ethanol (E100) than
     gasoline.
•    Flex Fuel Vehicle
     (FFV) sales tax of
     14% compared to
     16% for gasoline-
only vehicles.	• 5.75% blending
     target by 2010 and
     10% by 2020.
•    Discussion on target
     waiver triggered by
     food crisis, but no
     change of policy so
     far.
•    Country-level
     subsidies average
     US$1.90/gallon for
     ethanol and
     US$1.50/gallon for
     biodiesel.
•    Penalty fee in five
     (5) countries for
     noncompliance with
biofuel target.	• Plan to substitute 20% of crude imports by 2020. • Target of 1.7 billion gallons of ethanol by 2010. • Investments in feedstock-rich countries.	• Blending targets in
     current drafts are 5%
     by 2012, 10% by
     2017, 20% for long-
     term.
•    Target of 20%      biofuels
     by 2020.
•    Duty-free imports of
     Jatropha to support
     biodiesel.
•    Individual states may
     set additional
     measures to promote
     biofuels or restrict
transport of molasses over state boundaries.

Source:  Coyle, W., The Future of Biofuels: A Global Perspective, Economic Research Service, USDA, 2007

*	This tax credit lapsed in December 2009 and the U.S. government is considering renewing it.

For many of the countries analyzed above, there is a gap between the potential demand generated by mandatory or voluntary blending targets and their production capacity. In a 2009 report, the United Nations Conference on Trade and Development estimated that expected blending targets will increase global demand for biodiesel to 17.8 billion gallons by 2022, while total production capacity based on existing production facilities and those being constructed will be approximately 12.9 billion gallons (Source: The Biofuels Market: Current Situation and Alternative Scenarios, United Nations Conference on Trade and Development, 2009 (More recent data may be available)).

The table below shows potential increases in demand for biofuels in the European Union 27 member countries and in the United States based on the EU directive on the promotion of the use of energy from renewable resources and the U.S. Energy Independence and Security Act of 2007, respectively.

	2010	2015	2020
	Demand (in millions of gallons)
USA	650	2,498	4,494
EU-27	2,904	3,630	6,283
Total	3,554	6,128	10,778

Source:	The Biofuels Market: Current Situation and Alternative Scenarios, United Nations Conference on Trade and Development, 2009 (More recent data may be available)

U.S. national and state mandates and policies are favorable to rapid growth of biodiesel demand

Increased social sentiment about environmental concerns of petroleum use and global warming have created enough political will in the United States at both the federal and state levels to mandate the use of biofuels as a means to reduce greenhouse gas emissions. These government policies currently provide a minimum level of biofuels demand.

Specifically, the latest version of the U.S. congressionally mandated Renewable Fuels Standard, or RFS2, sets targets for biofuels consumption in order to reduce greenhouse gas emissions. The 2022 target for transport fuels is to use at least 36 billion gallons of biofuels broken down into 15 billion gallons of conventional biofuels such as corn ethanol and 21 billion gallons of advanced biofuels. Biodiesel, which is classified as an advanced biofuel, has a specific mandate of 1 billion gallons per annum under the RFS2 target for 2022 but higher consumption of biodiesel could offset, in part, the requirement for other advanced biofuels or conventional biofuels. This in itself is especially promising for the biofuels industry and biodiesel producers in particular. However the revised legislation only allows soy oil, used cooking oil and tallow oil as eligible feedstock for biodiesel to meet mandates under RSF2. Other plant oil feedstocks such as rape seed, palm and Jatropha oil are required to meet certain environmental and greenhouse gas requirements prior to approval as feedstock under RSF2. Detailed analyses are currently being progressed to demonstrate that palm and Jatropha are able to meet these requirements.

The graph and table below outline the United States mandatory biofuels blending requirements:

Source: U.S. Energy Information Administration 2010 Energy Report (April 2010)	Billions of gallons Source: Impact of U.S. Legislation on Global Biofuel Markets, U.S. Department of Energy (February 2009)

Under RFS2, biofuels producers and importers receive credits from the Environmental Protection Agency, or EPA, in the form of Renewable Fuel Identification Numbers (RINs) for qualifying product that they register. Under RFS2, crude oil refiners in the United States are obligated each year to either produce the required quantities of qualifying biofuels to reach the blending targets for the fuels they produce or to buy RINs in the open market to meet their regulatory obligations. Normally, biofuel manufacturers or importers sell the RINS along with their product to the refiners, who are also the largest distributors of blended products. However, there is an active secondary market for RINs and their market value represents another component of the price premium that is currently paid for biofuel because of the limited supply and mandated demand. As seen in the chart, the value of RINs rose dramatically as the RFS2 mandate came into effect in mid-2010.

Renewable Identification Number (RIN)

Source:  Mission compiled this graph from data obtained in August 2010 from OPIS, a paid service
(More recent data may be available)

Another federal initiative that was favorable to biodiesel was a transferable $1.00 per gallon tax credit that was available to distributors of qualifying blended product from 2005 through the end of 2009. In part, this credit subsidized large price premiums for certain biodiesel feedstocks over the price of ULSD while it was in effect and underpinned financing for the construction of the large surplus of biodiesel refining capacity that was built in the United States in the five years prior to 2010. There has been considerable speculation about whether or not a tax credit for biodiesel will be renewed and we cannot provide any assurances in this regard. If a tax credit is renewed, there is no assurance that, as a foreign producer, we or our customers would qualify for the credit.

In addition to federal mandates, state legislatures are also adopting policies supporting the production and consumption of biofuels. For example, in California, the Low-carbon Fuel Standard introduced in 2007 is an example of a potential industry driver, requiring fuel providers to reduce greenhouse gas emissions of the fuel they sell to achieve a 10% reduction in the carbon intensity of transport fuels by 2020.

BUSINESS

Overview

Mission NewEnergy is a producer of biodiesel that integrates sustainable biodiesel feedstock cultivation, biodiesel production and wholesale biodiesel distribution focused on the government mandated markets of the United States and Europe. Our business model is illustrated below:

Although portions of our operation are still in the development stage we have achieved the following key milestones:

•	we have successfully built our Jatropha contract farming business to commercial scale, although the cultivated acreage is not yet mature;
•	we have already crushed and exported our first commercial quantity of Jatropha oil;
•	palm based biodiesel like the type we produce is widely understood in the major transport fuels markets in the European Union and the United States, according to the U.S. Energy Information Administration, with its price and volumes quoted and tracked by energy industry sources, such as Platts, Bloomberg and OPIS, and governments;
•	we have built large scale refineries that have delivered positive margins from their refining operations;
•	we have in place a long-term, large scale offtake agreement with one of the largest obligated parties under RFS2;
•	we already have a presence in emerging markets such as India and Malaysia and we believe we are well poised for later entry into these large diesels markets;
•	we have proven risk management systems and operating procedures, and
•	our management team has biofuels industry experience and has navigated the business through challenging operating environments.

We believe that being vertically integrated will allow us to control our input costs and realize revenues from both our feedstock cultivation and our biodiesel production operations. For this reason, following the commissioning of our first refinery we developed a low-cost and sustainable approach to the cultivation of Jatropha in 2007 and have been expanding our cultivated acreage ever since. Jatropha is an inedible perennial oil seed plant that we seek to grow on marginal soil without displacing agricultural land used for food supply. The inedible oil from the crushed Jatropha seed is a suitable feedstock for biodiesel and the remaining meal, or seedcake, is valued as an input for biofertilizer. Until our existing Jatropha cultivations fully mature, which will not occur for at least two more years, we have sought to utilize our low-cost refinery to opportunistically produce biodiesel on short-term contracts for third parties using purchased feedstocks other than Jatropha oil. With the completion of our first commercial crush (albeit small) of Jatropha seeds at the end of calendar year 2009, we negotiated our first long-term supply agreement that includes Jatropha-based biodiesel. This offtake agreement gives us defined long-term access to a downstream market with a large, well capitalized customer. We hope that deliveries under this agreement will begin during 2011, although there is no assurance that we will be able to do so. Our ability to deliver biodiesel under this agreement is largely dependent on the regulatory approval of palm oil and Jatropha oil as feedstock under RSF2 and the successful installation of equipment that will enable both our refineries to produce biodiesel that meets the ASTMD6751 standard, the applicable U.S. standard for biodiesel.

As illustrated by the diagram below, our business footprint spans multiple countries, with developing Jatropha plantation operations in India, established biodiesel refining operations in Malaysia, a history of sales to multiple European Union countries and a long-term offtake agreement in the United States. Our principal markets are those that utilize biodiesel and the by-products produced during the biodiesel production process, notably being crude glycerine and palm fatty acid distillate. Historic sales have been made to customers located in Europe (96% total to date) and Singapore (4% total to date), with very small test quantities sold to Malaysia, Japan, India and South Korea. In 2010, 99% of our sales were to European customers with the remainder to Singapore based customers. In 2009, 100% of sales were to European customers. In 2008, 72% of sales were to European customers and 28% to Singaporean customers. The configuration of our operations allow us to selectively sell our products into government mandated markets while operating in low-cost jurisdictions.

All of our feedstock cultivation is currently based in India, focused solely on Jatropha and still in the development stage. It encompasses the growth of Jatropha saplings in our nurseries, the sale of saplings to contract farmers, long-term support of those farmers to implement sound agronomy practices through the

Jatropha plant life-cycle and the purchase of harvested Jatropha seeds from our contract farmer network. Under our control and supervision, purchased seeds are then crushed and crude Jatropha oil is extracted to be used as feedstock in the biodiesel production process. The residual Jatropha seed cake, a by-product of the oil extraction process, can be sold to manufacturers of bio-fertilizer or potentially used by us in the production of our own bio-fertilizer.

We believe that we are one of the world’s largest Jatropha feedstock cultivation business in terms of acreage under contract. As of September 15, 2010, we had contracts with 125,190 farmers in India to cultivate Jatropha in five states in India. We determined that as of September 15, 2010, we had 179,325 acres of Jatropha under cultivation that was growing to expectations, which we refer to as productive acres. We expect that our current productive acreage will produce at maturity approximately 110 thousand tonnes per year of Jatropha oil and approximately double that amount of seed cake. See “— Feedstock Cultivation — Seed yield expectations” and “— Feedstock Cultivation — Crude Jatropha oil estimate.”

Our biodiesel production facilities are comprised of two separate transesterification refineries that convert feedstock oil to biodiesel located at Port Kuantan, Malaysia. Our first biodiesel refinery (Plant I) has a 30 million gallon-per-year nameplate capacity. Plant I has achieved ISO9001:2008 certification. Plan I is also the only non-German biodiesel production facility certified to produce BPAC-AGQM technical standard biodiesel, which allows us to sell compliant biodiesel in Germany, the largest biodiesel market in Europe. The transesterification process utilized at this facility incorporates leading proprietary technology that allows us to produce biodiesel simultaneously from multiple feedstocks, allowing us to shift in and out of different feedstocks based on feedstock supply, customer demand and market cost dynamics. Our second biodiesel transesterification refinery (Plant II) was commissioned adjacent to Plant I with a 75 million gallons-per-year nameplate capacity. As further discussed below, Plant II uses highly efficient second-generation transesterification technology. Our production facility in Kuantan is connected by two-way pipelines to a dedicated jetty 200 meters away at an all-weather, deep sea, international port.

Historically, we have produced biodiesel product for the European market that we have sold to various customers. As more fully described below, we have arranged for initial access for our biodiesel to the U.S. market pursuant to the Valero offtake agreement.

We have a captive supply of second generation feedstock, commercial scale refining capacity and a large scale offtake agreement.

Our Competitive Strengths

We believe that the following strengths enable us to compete successfully in the biofuels industry:

Our Jatropha-based biodiesel is cost competitive at prevailing crude oil prices and we have the potential to further reduce our cost base and competitiveness with petroleum-based fuels

Based on our first commercial scale crush of Jatropha oil and our analysis of historical results, we believe that our Jatropha-based biodiesel can be cost competitive with petroleum-based diesel at a crude oil price above US$52.15 per barrel (US$1.25 per gallon) calculated based on the average premium of ULSD to crude oil since 2006 without any government subsidies or financial support. As discussed below under the heading “Business — Feedstock Cultivation — Our net production costs of Jatropha-based biodiesel”, with an increase in by-product realization and continued scale efficiencies, we aim to further reduce our production costs and significantly increase our cost competitive nature with petroleum-based products at prevailing market prices for petroleum.

We have a captive supply of cost competitive feedstock that does not compete with food crops

We expect that Jatropha will be one of the lowest cost feedstock that can be viably used for biodiesel production. We have established a contract farmer network that provides us with an abundant supply of this low cost and relatively price stable feedstock. This captive supply gives us some protection from feedstock pricing pressure. Also, as Jatropha is inedible, its price and availability are unlikely to be significantly influenced by demand for food crops. Based on our existing productive acreage, the median yield scenario and our analysis of historical results, we estimate that we will be able to produce approximately 20.6 million barrels of Jatropha oil over the life of our productive acreage. See “Business — Feedstock Cultivation — Crude Jatropha oil estimate.”

Our existing contract farming platform allows for continued growth of contracted acreage with no significant direct capital expenditure

We can expand our existing contract farming network without any significant direct additional capital expenditure on our part. During the Jatropha maturing cycle, our only capital requirements are limited to maintaining general working capital and corporate overhead. Our contract farming management systems are scalable and the planting costs are borne by our contract farmers.

By growing on marginal land, the farming of Jatropha represents a low opportunity cost for our contract farmers. Additionally, by arranging third party financing and providing support services to our farmers, we have demand from new and existing contract farmers to add acreage to our contract network. With these favorable arrangements, we believe that we can continue to grow the number of our contract farmers to meet the needs of our biodiesel production operations without any significant capital expenditures on our end. Based on our median growth in productive acreage over the next five years and the median yield scenario, we estimate that we would be able to produce approximately 49.3 million barrels of Jatropha oil over the life of our cumulative productive acreage. See “Business — Feedstock Cultivation — Crude Jatropha oil estimate.”

We believe our leadership position in Jatropha cultivation creates commercial opportunities for us

We began cultivating Jatropha in 2007 and realized our first commercial oil yields in 2010. Unlike potential innovations in the areas of cellulosic, algae and green diesel which are not yet proven at commercial scale, our products do not require major research and development achievements or the market adoption of new technology. We have used the breadth of our experience gained over this time to optimize our agronomic practices in the cultivation of Jatropha. We believe our leadership position in Jatropha cultivation gives us a competitive advantage in securing high-volume customers, favorable supply and distribution agreements and strategic site locations. For instance, we entered into a favorably priced long-term offtake agreement with Valero Energy Corporation, North America’s largest independent petroleum refiner for 57% of the nameplate production capacity upon title transfer of the second refinery to us. Under the terms of the agreement, while our Jatropha oil supply is ramping up to the maximum contract volume, our sales price of biodiesel may be priced at a premium to ultra low sulphur diesel, which lessens the impact of commodity price volatility that has severely hindered the industry.

We believe that we will be able to negotiate additional long term, large scale, premium priced contracts with other large buyers.

We have established a large scale, cost competitive refining operation

With a cumulative nameplate production capacity of 105 million gallons per annum (350,000 tonnes per annum), we are one of the world’s largest biodiesel refiners. This scale makes us commercially relevant to large scale fuel blenders. While our Jatropha plantations mature, we utilize crude palm oil as a feedstock, which is historically the lowest cost currently available feedstock. Management believes that we are a low cost producer of biodiesel as we have been able to competitively price our biodiesel to capture market share. Management believes our cost competitive nature is due to operations in a low cost jurisdiction with local access to commercial quantities of low cost feedstock.

We have established sustainable socially responsible feedstock cultivation and refining operations

As an inedible feedstock that grows on marginal land without displacing food crops, Jatropha is a completely sustainable feedstock. Unlike petroleum, which is a finite resource, we can plant, and replant feedstock sources thereby replenishing our supply on a perpetual basis. We anticipate that our pioneering position in Jatropha cultivation will allow us to become the first company to utilize only dedicated non-food energy crops to produce biodiesel on a commercial scale.

Our Jatropha-based biodiesel is a fully sustainable, socially responsible substitute for diesel. By providing our farmers with a long term annuity income at limited opportunity cost, our contract farming model will directly help to alleviate the poverty cycle for over 125,000 farmers with which we are currently contracted and indirectly provide income for many more. Under our contract farming program on marginal lands, we have successfully planted over 214 million Jatropha saplings to date.

Our leadership in social responsibility provides the political and social support necessary to grow our business.

Our Strategies

In order to achieve our goal of becoming a leading vertically integrated supplier of biodiesel, we intend to pursue the following strategies:

Focus on government mandated markets to capture the premium available to qualified producers of biofuels

While in transition from our existing feedstock to our low cost Jatropha, we are focused on markets that are supported with government mandates. Subsidies, mandate blending requirements and other market forces in Europe and the United States have historically created a significant premium for biodiesel relative to ULSD or Gasoil. We believe that our low cost position in the market will allow us to compete in these favorable margin markets and capture some or all of the historic premium. From May 19, 2009 to October 12, 2010, biodiesel in the United States has traded at a premium to ULSD of US$51.20 per barrel. Based on our analysis of data obtained in August 2010 from OPIS (a paid service), over the same period in Europe, biodiesel has traded at a premium to Gasoil of US$40.40 per barrel (More recent data may be available). The price of biodiesel reflected in the preceding sentence is assumed to be FAME (Fatty Acid Methyl Ester) Zero in Europe and 100% Soybean based Methyl Ester (SME) in the United States.

Lower our effective biodiesel cost base through increased by-product value realization and economies of scale

We will continue to identify areas where we can add value and develop multiple ancillary income streams. We seek to realize greater value of the by-products from our Jatropha operation and our refining process.

With the use of a solvent extraction process, we expect that each three tonnes of Jatropha seeds will yield one tonne of oil and two tonnes of Jatropha seed cake. The Jatropha seed cake is a valuable biomass with profitable commercial applications. With no additional capital expenditure, Jatropha seed cake can be sold as an input to bio-fertilizers. In addition, we believe that our Jatropha seed cake can be enhanced into a competitive bio-fertilizer, thereby realizing increased value.

Refining biodiesel generates the readily saleable by-products of glycerin and fatty acid distillate. Our refineries are equipped to improve the quality of this glycerin to pharmaceutical grade glycerin. The sale of high quality glycerin and other refining by-products further reduces our effective conversion cost.

We expect as our volume of Jatropha increases, our logistics and transportation cost, which make up 34% of our cost base, can be significantly reduced through the realization of cost per unit reductions. Further, we intend to concentrate our go forward planting efforts on our most successful geographic locations thereby increasing density and lowering per unit logistics costs.

We expect to realize further production cost savings from economies of scale and be able to receive incremental contribution from by-product sales, such that in combination we could generate a positive contribution margin from our production and sale of biodiesel. See “Business — Feedstock Cultivation — Our net production costs of Jatropha-based biodiesel.”

We believe through by-product value realization and economies of scale, we can achieve a net cost of production for our biodiesel that makes us highly cost competitive with petroleum-based transport fuels and other existing biofuels.

Continue to expand our Jatropha contract farming operation

Our contract farming provides our business with access to low-cost, high-yield feedstock. We intend to continue build on our success and expand our contract farming acreage.

Our contract farming model is to plant on marginal land so that our farmers have a low opportunity cost. We guarantee to buy back 100% of their crop providing them with considerable income. We have increasingly sought to assist willing farmers to arrange bank financing for their required capital expenditures so they have no upfront cash outlay. Farmers who do not arrange, or are ineligible for, bank loans may seek to fund the operations themselves. This model is highly attractive to small scale farmers.

Our existing business systems, practices and successful commercial scale rollout of contract farming provide us with a platform to continue to grow our acreage under contract, as discussed under “Business — Feedstock Cultivation — Productive acreage growth plans,” we do not expect to be constrained by the availability of suitable land.

Continue Jatropha research and development efforts to increase the productivity of our contract farming operation and move into Mission owned and operated plantations

Engaging in large scale contract farming has spread the development risk of domesticating Jatropha. We believe that the knowledge gained from our contract farming operation will be vital in successfully entering into large scale corporate farming of Jatropha.

In collaboration with recognized universities, we continue to advance the genetic development and cultivation practices of Jatropha.

We expect that the genetic characteristics of Jatropha will advance as the crop becomes more domesticated, which will provide the necessary consistency to profitably undertake large scale contiguous corporate style cultivation of Jatropha, including mechanization and other more sophisticated agronomic practices. We expect owning the land and operating the plantation acreage will result in higher yield per acre and lower per unit cost, as a result of uniform agronomy practices and reduced logistics costs.

We have conducted scoping studies to establish plantations that we may be able to own and operate in Africa, Central America, South America and South East Asia. We remain encouraged by the prospects of large-scale corporate farming of Jatropha in each of the aforementioned geographies.

Extend vertical integration of our business model

After establishing refining capacity, we have successfully developed our feedstock cultivation operations. Having secured a long-term offtake agreement in the United States, we are pursuing strategic acquisitions of off-site biodiesel storage facilities and terminals in key U.S. markets to grow our distribution capacity. These facilities will allow us to store and blend large volumes of biodiesel “off the rack” to customers at the point of delivery, without the need for an intermediary distributor. We believe that this distribution capacity will give us key access to the growing U.S. markets and a strategic advantage over our competitors. Once we have achieved full vertical integration, we will continue to further expand our feedstock and refining operations in tandem.

Feedstock Cultivation

Jatropha

Jatropha is an inedible perennial oil-seed plant that can grow on marginal soil with limited water and without displacing agricultural land used for food supply, factors that make it an ecologically responsible source of fuel oil. The Jatropha plant produces seeds annually over its average productive life of 30 years. Harvested seeds of the Jatropha plant are crushed to produce an inedible oil that is a suitable feedstock for the production of biodiesel. The remaining meal of the seed, or seed cake is a valuable by-product of the oil extraction process that we sell for various uses. The amount of biodiesel produced from a hectare of Jatropha on a well managed and irrigated field compares favorably with most other biodiesel feedstocks as indicated by the table below.

Typical biodiesel yields
Plant species	Tonnes per acre
Palm oil	1.40
Jatropha	1.29
Castor bean	0.74
Coconut	0.65
Tung oil	0.63
Sesame	0.47

Typical biodiesel yields
Plant species	Tonnes per acre
Sunflowers	0.31
Groundnuts	0.30
Rapeseed	0.30
Safflower	0.29
Linseed	0.26
Mustard seed	0.21
Soybean	0.12
Cotton	0.06

Source:  Bereens (2007); Johnston et. al. (2007) (More recent data may be available)

These favorable yield dynamics and the perennial nature of palm and Jatropha plants contribute to the overall cost advantage that these oil plants have relative to other types of oil-producing species and explain our focus on utilizing these feedstocks.

Jatropha, however, has not been widely cultivated for purposes of harvesting seeds and therefore does not yet figure prominently as a feedstock for biodiesel. The relative price and availability of oil seed crops is depicted in the chart below which is intended to provide a general sense of these oil seed crops relative to one another:

Source:  Mission prepared this graph based on data obtained in October 2010 from the U.S. Department of Agriculture, BarChart and the Food and Agriculture Organization of the United Nations (More recent data may be available)

By cultivating Jatropha plants in India, we are working to overcome the limited availability of Jatropha oil. Until our Jatropha cultivations mature, we are striving to take advantage of the relatively low cost of palm oil cost and its ready availability to our refineries in Malaysia. Malaysia is one of the world’s largest sources of palm oil and having access to abundant, locally produced feedstock significantly reduces the cost of inbound transportation and assures us of reliability in our supplies.

Approach to cultivating a new energy crop

Jatropha has been growing wild in India for many years and is well known to local farmers. Historically, its inedible properties and hearty nature led to it becoming widely planted as a hedge for protecting valuable food crops from animals.

The ecological sustainability, low production cost and physical characteristics of Jatropha oil make it a highly sought after feedstock for biodiesel production. However, the plant has not historically been cultivated on a commercial scale for energy use or other purposes. As is typical of a crop in the early stages of commercial development, the yields of Jatropha on our contracted acreage have varied dramatically. It is expected, like most other crops, that the yields will become more consistent and abundant as the agronomy practice develops and higher yielding varieties of the Jatropha plant are cultivated.

Our contract farming model is to plant on marginal land so that our farmers have low opportunity cost and a commercial incentive to share in the development risk of domesticating Jatropha. By engaging in large scale contract farming with over 125,000 different farmers, with wide geographical dispersion, Mission is gaining the practical expertise necessary to better understand and drive yield improvement. With these learnings and the subsequent domestication of the crop, we are positioned to roll out large scale corporate farming of Jatropha.

Scope of Jatropha cultivation operations

We have an upstream feedstock cultivation operation consisting of Jatropha seed research and development, nurseries, contract farming with advanced farm management systems, warehousing and logistics capability, seed crushing and oil extraction capability and access to a banking and financing network.

Our Jatropha cultivation operation is diagrammed below:

We typically enter into 30 year farming contracts, whereby a farmer plants Jatropha saplings in the marginal portions of their fields and we agree to buy back all the seeds from the farmer once the planted saplings have matured into trees and have begun to bear fruit. The farmers with whom we have contracted provide us with a reliable source of low cost feedstock for our biodiesel productions.

We lease and operate nurseries to grow Jatropha saplings, which we sell to our contract farmers. We require no upfront cash outlay by the farmer. Rather, the purchase price for the saplings is secured by, and paid with, the proceeds from our later purchase of the farmer’s seeds. To further facilitate the process, we have established relationships with four key banks in India, most notably the Indian Overseas Bank, to provide the financing needed by our contract farmers to purchase the saplings and also for their working capital needs during the three years until the plant begins to bear fruit. Under these financing arrangements, the lending bank is paid directly by us with the proceeds from our purchase of the farmer’s seeds and the remaining proceeds are paid to the farmer. Where farmers are ineligible for, or elect not to take up, bank finance, the payment of the purchase price for the saplings and other Mission related costs are secured by proceeds from the future sale of seeds by that farmer. Our contracted farmers are increasingly taking advantage of these financing arrangements.

Our contract farming model is illustrated below:

Since our contract farming model does not require any upfront cash outlay by the farmer and uses marginal soil not suitable for food crops, there is little opportunity cost for the farmer. The overall arrangement is of significant financial assistance to the farmers and, we believe, a key step to breaking the poverty cycle in which many Indian farmers find themselves. We have achieved a high sign up rate of new farmers. Each farmer has an average of approximately three acres of Jatropha planted.

We have an extensive network of field personnel in India to manage harvesting, storage, extraction and transportation of Jatropha seeds and oil. As of September 15, 2010, the network extended over the five different states in which substantially all of our contracted acreage lies and covered 51 districts and approximately 15,300 villages. We have management on the ground in India and have implemented systems to assure the reliable delivery of Jatropha seeds from our farmers. The contract farmers are managed by approximately 2,185 field representatives, who support our management and operations team in India of over 340 full time employees.

To assist our contract farmers to maximize their yield of Jatropha and therefore our supply of Jatropha, our management and operations teams provides farmer extension services and farmer agronomy support. The extension services are primarily related to education about best practices for Jatropha farming and ongoing trouble shooting as it relates to specific Jatropha agronomy.

Our extensive network of field agents allows us to efficiently provide the extension services to our farmers. Our field agents are enabled with hand-held, data tracking and communication devices including Global Positioning Systems, which will allow us to manage our field agents and ensure that extension services are fully utilized, tracked and monitored.

Through our extensive field agent network and access to state warehouses and facilities, we are able to aggregate commercial quantities of Jatropha seeds, which via tolling arrangements are then crushed yielding crude Jatropha oil and Jatropha seed sake. Historically, we have sold Jatropha seed cake as a bulk input to bio-fertilizer, but we are evaluating the implementation of processes to produce finished bio-fertilizer that we believe we could sell at a higher profit margin.

Mission Agro Technologies

The management and operations team in India has successfully rolled out our proprietary GPS mapping and agronomy management system, Mission Agro Technologies, or MAT, and is in the process of enhancing the system as a result of lessons learned in the field. The system enhancements are intended to collate and report on the detailed reviews of the conditions on the various farms, including maturity and existence of saplings, conditions and stem girth. The system was designed to provide us with a clear understanding of the performance of our contract farming network, allowing us to improve and rectify the performance of any underperforming contract farmers.

The agronomy software underlying the MAT system is driven by our proprietary Jatropha algorithm, which will determine on a farm by farm basis at any particular month what agronomy activities need to happen given the profile of the specific farm. This software will allow us to maximize the seed yield of each contract farmer, optimize harvesting and extraction and schedule logistics movements, all of which will ultimately maximize system wide yields and minimize costs.

Our MAT system will allow us to capture extensive information about the condition and quality of our contract farming acreage. We will use this detailed information to profile and analyse the development of our contract farms and the data will provide us with a clear understanding of the performance of our contract farming system and will be used to improve the accuracy of our yield prediction and prioritize new plantings. Our last survey captured additional descriptive information covering the matters listed in the table below:

Descriptive Information Captured in MAT Database
• Average number of branches per plant	• Percentage of plant flowering
• Average number of fruits per plant	• Percentage of plants fruiting
• Average plant height	• Pruning Completion
• Average stem girth (Circumference)	• Slope of the Land
• Farmer Attitude in taking care of plantation	• Soil type in the field
• Flowering and Fruiting status	• Type of Land
• Month of pruning	• Water logging in the field
• Mortality

Productive acreage estimates

Based upon information gathered from our field force and using tracking information from our MAT system, as of September 15, 2010, we had 125,190 contract farmers and a total of 321,383 acres under contract. However as a result of poor farmer screening, planting techniques, agronomy practices and other factors during our initial years of cultivation, not all of the acreage we have under contract was deemed to be productive. Based on analysis of data from MAT and our field network, we determined that we had 179,325 productive acres of Jatropha under cultivation as of September 15, 2010. We classify areas as productive acres when the Jatropha plants are growing in line with our expectations. Based on lessons learned from our initial years of cultivation, we have been able to develop and define the agronomy practices and planting techniques that we expect will lead to higher success rates for our Jatropha cultivation.

Substantially all of our productive acreage is spread across five states in India as follows:

Productive acreage growth plans

There is ample marginal land in India on which we could potentially expand our productive acreage and we intend to try to take advantage of this by planting additional acreage annually in the future. The Government of India, Department of Land Resources has identified about 153 million acres of land lying in waste in India. Of this 153 million acres, it is estimated that about 40.8 million acres are suitable for cultivation based upon further categorizations of the land provided by the Department of Land Resources. The total acreage that we currently have under contract represents less than 0.5% of the suitable land. Historically, we have planted as few as 7,000 and as many as 280,000 new acres in a single year. Based on our learning, we believe that planting about 50,000 new acres per year is an appropriate target and will allow our field forces to ensure that best planting practices are followed to an acceptable degree. Notwithstanding this objective, the actual acres we plant annually may vary and the productive acreage achieved from such new cultivations may be less than the total number or acres planted.

In addition, to planting new acreage, we are encouraging some of our existing contract farmers to recover previously planted acreage where soil and climate conditions warrant doing so, in order to transform it to productive acreage. This entails replacing Jatropha plants that died prematurely, more carefully tending to plants that are weak or underdeveloped and ensuring that agronomy best practices are consistently employed throughout their acreage. At this point, we are unable to estimate the number of acres that can be recovered to productive acreage status. We are also evaluating the merits of planting some directly controlled acreage and, if we decide this would be cost effective, it would further augment our annual targets for adding productive acreage.

Jatropha yield algorithm

The collection of data from such a large number of geographically disperse farmers, each with uniquely different planting environments, has provided us with a rich source of data and a deep understanding of the many factors that affect Jatropha seed and oil yield. Based on our practical field experience and analysis of the data that we have collected on our productive acres, we believe the majority of yield deviations are explained by the following factors:

Crude Jatropha Oil:  The amount of the yield is based on total acreage, plants per acre and yield per plant.

Yield per Plant:  The amount of the yield is based on quality of land, genetic stock, inputs and agronomy practice.

•	Quality of Land: planting Jatropha on high-quality agricultural land decidedly improves yield; however, our policy is to plant Jatropha on marginal land; determination of soil conditions is important in selecting acreage and predicting plant growth rates and seed yields.
•	Genetic Stock: our research and development program, like other Jatropha research and development programs around the world, is focused on the development of high yielding varieties; to date, we have cultivated using wild seeds but have sought to use the highest yielding genetic stock available in the industry.
•	Inputs: the use of irrigation and fertilizer unquestionably improves the yield performance of Jatropha; our policy is not to irrigate or use fertilizer as this drives up the costs and is not environmentally appropriate.
•	Agronomy Practice: the development and consistent implementation of best agronomic practices can drive increases in yield; through our ability to deliver extension services and monitor the performance of a large number of highly distributed farmers, we are uniquely capable to influence agronomic practices.

The following factors have been identified by us as the most important factors in achieving sound agronomic practices.

Agronomy Practice:  The amount of the yield is based on grade of farmer, plant architecture, weeding, planting practices.

•	Grade of Farmer: the more agronomic skill the farmer has, the higher the yield.
•	Plant Architecture: primarily driven through pruning practices, the more branches a Jatropha tree has the higher its fruit yield.
•	Weeding: the keeping of weeds and other pests away from the Jatropha plant results in higher yield.
•	Planting Practices: planting the Jatropha saplings at the correct time and in the correct fashion results in stronger plants and earlier and higher yield.

Seed yield expectations

Based on the published research on Jatropha, we expect that a Jatropha sapling will take around three years to begin to bear fruit and an additional three years to reach full maturity. At full maturity, the trees will continuously bear fruit for approximately the following 30 years.

Our productive acreage is not yet mature and we do not yet have empirical evidence of yields at maturity. We are aware of 16 published scientific studies of Jatropha seed yields. At maturity, the median seed yields reported in these studies is 1.87 tonnes per acre. We expect, but can provide no assurance, that seed and oil yields on our productive acreage will be at or above reported median levels as a result of dissemination and implementation of sound agronomic practices through our contract farmer base and our efforts to plant Jatropha saplings grown from robust genetic stock available in suitable quantities.

According to The Energy Research Institute of India, or TERI, in a report commissioned and prepared for us in May, 2006, Jatropha seed yields will vary with climate and soil conditions and with the method of cultivation as previously discussed. This report also shows that seed yields will increase through the sixth year of plant life and stabilize thereafter. Taking into account averages across different climate conditions and assuming partial irrigation and fertilization, the TERI data shows the average maturation curve to be as follows:

Year Following Planting	Year 1	Year 2	Year 3	Year 4	Year 5	Yr 6 and Onward
Seed yield as percent of yield at maturity	0.0%	13.5%	33.3%	50.0%	80.1%	100%

Based on our acreage, we have no empirical evidence to support the TERI report. However, we currently rely on it internally for financial and operational planning purposes. We have anecdotal evidence to suggest that without fertilizer and irrigation that the development cycle might be delayed. At the end of the 2010 calendar-year harvest, we expect to begin to have meaningful empirical evidence about the development cycle of our cultivated productive acreage.

As with certain other oil seed crops, we expect that our achieved seed yield per acre from our Jatropha cultivations will continue to improve over time. For example, according to the International Food and Agribusiness Management Association (2009), the world average soybean yield doubled from 1.16 metric tones per hectare in the period from 1961 to 1965 to 2.31 tonnes per hectare in the period from 2005 to 2007 (More recent data may be available). According to The Gallagher Biofuels Review (2008), over roughly the same period 1960 to 2006, the world’s average palm oil yield more than tripled to over 12 tonnes per hectare (More recent data may be available).

Soybean Yield Over time	Palm Oil Yield Over time

Source: International Food & Agri Business Management Association	Source: The Gallagher Biofuels Review, adas

We believe that the key factors that will allow us to improve our contract farming yield are continuous refinements to agronomy practices, the training of underperforming farmers to increase skill levels and the further development of high yielding Jatropha varieties.

Crude Jatropha oil estimate

The published literature also includes statistics on oil yields from Jatropha seeds and consistently reports average yields of oil equal to about one-third of seed mass and average yields of seed cake of about two-thirds of seed mass. Our experience on our first commercial crush is that we can achieve yields consistent with these averages but that we will need to use solvent extraction techniques to do so. Assuming the use of solvent extraction techniques to achieve a 33% oil extraction rate and assuming the aforementioned expected seed yield of approximately 1.87 tonnes per acre at maturity, we would expect to realize 0.62 tonnes of Jatropha oil per productive acre annually at maturity for our contract Jatropha fields. Based on our existing productive acreage of 179,325 acres, we calculate a harvest yield of approximately 110,660 tonnes per year of crude Jatropha oil.

The below table shows a range of potential crude Jatropha oil that can be harvested from our existing contract farming acreage over an expected 30-year life of our current productive acreage, assuming that achieved seed yields vary as much as 20% in either direction of the published median and that the oil-to-seedcake ratio is 1:2. Based on our assumed median seed yield per acre, we calculate that our current productive acreage would produce approximately 864.57 million gallons (20.59 million barrels) of crude Jatropha oil over an estimated productive life of 30 years.

Yield Per Acre at Maturity (Tonnes per year)	Total Jatropha Oil Per Acre over 30 Years (in barrels)	Total Crude Jatropha Oil Estimate over 30 Years (in millions of barrels)	Total Crude Jatropha Oil Estimate over 30 Years (in millions of gallons)
0.48	88.87	15.94	669.35
0.54	99.98	17.93	753.01
0.62	114.79	20.59	864.57
0.68	125.90	22.58	948.24
0.74	137.01	24.57	1,031.91

(1)	The estimates of total Jatropha oil per acre are determined by the predicted life of the Jatropha tree, the yield at maturity and the ramp up to maturity.
(2)	The estimates of total crude Jatropha oil are equal to total Jatropha oil per acre over 30 years multiplied by the current existing productive acreage of 179,325 acres.

The above figures are illustrative and not intended to be a projection. The yields that we actually achieve cannot be accurately predicted from the limited data we have available on our immature cultivations and could vary outside of the ranges shown.

If we are able to augment our productive acreage annually as planned, our potential aggregate Jatropha oil production over the expected 30-year life of each productive acre could increase dramatically over the next five years as reflected in the table below. This table was prepared assuming median seed yield and a 1:2 ratio of Jatropha oil to seed cake. Based on our assumed median of growth estimates and mid range of yield per acreage, we believe we could produce approximately 49.34 million barrels of Jatropha oil over 30 years.

Total existing crude Jatropha oil estimate scenarios based on existing productive and new planting acreage are as follows:

	5-Year Scenarios
New productive acreage added per year for next 5 years	30,000	40,000	50,000	60,000	70,000
Total New Productive Acreage	150,000	200,000	250,000	300,000	350,000
Cumulative Productive Acreage	329,325	379,325	429,325	479,325	529,325
Crude Jatropha Oil 30-Year Production Estimate
Barrels	37.80	43.54	49.28	55.02	60.76
Gallons	11,265.53	12,975.93	14,686.33	16,396.72	18,107.12

The range of outcomes presented in the table above and elsewhere in this prospectus have been prepared by us based on assumptions relating to, plant yield, extraction rate, monsoon seasonality, agronomy practices and numerous other assumptions, all of which are inherently uncertain and are subject to significant business, economic, meteorological, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those projected, which could have a material adverse effect on our results of operation and financial condition.

Our net production costs of Jatropha-based biodiesel

We have successfully delivered our first commercial scale crush of Jatropha oil. From this we have generated sufficient cost data to estimate our cost of producing and delivering Jatropha-based biodiesel to the United States, without subsidies or government support. This estimated amount is US$107.13 per barrel, which includes US$36.32 per barrel of logistics costs related to accumulating and temporarily storing Jatropha seeds and transporting crude Jatropha oil to our refinery and finished biodiesel to the United States. Our business model entails buying seeds from our farmers, which, when crushed, yield crude Jatropha oil and Jatropha seed cake. We estimate that we will be able to realize US$43.78 per barrel from the Jatropha seed cake and other by-products sales at prevailing market prices. Therefore, based on our analysis of historical results, we estimate that our effective net cost of goods sold (i.e., total cost less revenue realized from by-products) for Jatropha based biodiesel could be US$63.35 per barrel.

Our Jatropha-based biodiesel costing is based on the following:

•	No subsidy or other government financial support;
•	A forecast of the cost of Jatropha seeds which is based on our contract farming agreement which stipulates a range of prices to pay for Jatropha seeds, depending on the market price of Jatropha seeds;
•	Actual logistics and oil extraction costs, including transportation, handling, warehousing and oil extraction but excluding anticipated costs relating to the solvent extraction process to achieve the 32% oil extraction rate;
•	An estimate of costs to transport biodiesel from Malaysia to the USA at prevailing tanker rates;
•	Sale price of by-products including 18 Indian rupees, or INR, per kilogram for Jatropha seedcake and historic refining by-product sales;
•	An achieved oil extraction rate of 33%,
•	An average of the historic biodiesel conversion costs from our refineries since August 2010;

•	Current biodiesel import duties into the United States of 4.6% of the value of cargo;
•	Exchange rates of US$1 for INR50; and
•	Cost of sales includes: direct materials, processing and logistics costs.

Over time, we expect to be able to reduce this net cost for Jatropha oil through incremental realization on the sales of Jatropha seed by-products and economies achieved as the scale of our Jatropha production grows.

As illustrated by the graph below, the price of ULSD has exceeded the US$64 level, which is approximately the estimated net cost of our biodiesel production, 88% of the time between March 2006 and August 2010.

Source:  Mission compiled this graph based on data obtained in August, 2010 from OPIS, a paid service (More recent data may be available)

By-product Value Realization

Based on our analysis of historical results, we believe that 41% or more of the total cost of producing Jatropha biodiesel can be offset through by-product realization. The bulk of this offset would come from the Jatropha seed cake, a by-product of the Jatropha oil extraction process.

Based on our median seed-yield estimate of 1.87 tonnes per productive acre, and assuming that we generate about 2 tonnes of seed cake for every three tonnes of seed harvested (based on the information presented above), seed cake would be our largest by-product by volume and value. Based on our analysis of the information presented above, we would expect to generate approximately 1.25 tonnes of Jatropha seed cake per productive acre annually over the expected 30 year life of the cultivations or about 222 thousand tonnes per annum from our existing productive acreage. However, our actual experience may differ from expectations and the table below illustrates the sensitivity of seed cake that would be generated at maturity from our existing productive acreage if average seed yields are as much 20% higher or lower than expected averages.

Annual Seed Yield Per Acre at Maturity (in tonnes)	Annual Seed Cake Yield Per Acre at Maturity (in tonnes)	Annual Jatropha Seed Cake Produced from Existing Productive Acres (in tonnes)	Jatropha Seed Cake Produced over 30 Year Crop Life from Existing Productive Acres (in tonnes)
1.45	0.97	24.38	4,372,504
1.64	1.10	27.43	4,919,067
1.87	1.25	31.49	5,647,818
2.06	1.38	34.54	6,194,381
2.24	1.50	37.59	6,740,944

The above figures are illustrative and not intended to be a projection.

Jatropha seed cake can be sold as a wholesale ingredient for the production of bio-fertilizer in India. Fertilizer consumption in India has increased significantly in the last three decades. According to the Fertilizer Association of India (2004), India consumed 16.8 million tonnes of fertilizer in 2003 and 2004 (More recent data may be available). Additionally, the Food & Agricultural Associate of the United Nations (undated) has estimated that India’s food grain requirement (i.e. unhusked paddy rice) to feed the estimated population of 1,400 million by 2025 will be 300 million tonnes (More recent data may be available). There will be a corresponding increase in requirement of other crops such as cotton, sugarcane, fruits and vegetables. The further increase in crop production will have to come from an increase in yields as there is limited scope for increasing cultivated area. The yields of the majority of the crops are relatively low and there is great potential for increasing them through the increased use of inputs such as fertilizers. Fertilizer use will remain key to the future development of agriculture in countries such as India. According to the Food and Agricultural Association of the United Nations (undated), India will require about 45 million tonne of nutrients (30 million tonnes for food grains and 15 million tonnes of nutrients for other crops) from various sources of plant nutrients such as fertilizers, organic manures and bio-fertilizers (More recent data may be available).

Rather than sell our seed cake as a wholesale ingredient to bio-fertilizer companies, we intend to produce a competitive bio-fertilizer and sell directly to the end markets when our seed cake yields are large enough to justify commercial entry into this market. We are working with University of Agriculture Science in Bangalore, India to formulate a Jatropha seed cake-based product that is technically superior to currently available bio-fertilizers in the India market and, although there can be no assurance, we believe that this initiative will be successful.

Based on our market research, the lowest priced bio-fertilizer price we are aware in India that is currently less than INR 62 per Kg (US$1,519 per tonne). The average of the bottom of the price range across the companies surveyed was INR 122 per Kg (2,659 per tonne). In order to capture additional margin from seed cake sales we intend to further process our Jatropha seedcake into biofertilizer. While this processing will incur incremental costs, we believe that we can increase our contribution margin from Jatropha seed cake throughout this value adding process.

The scenario analysis below illustrates the impact of Jatropha seed cake margin realization where seed cake margin realized is the difference between our sales price and the total cost of sales.

Seed Cake Margin Realized (in INR per Kg)	Contribution from By-products (in US$ per barrel)	Annual Contribution from Seed Cake of Existing Productive Acreage at Maturity and Median Yield Scenario (in US$)
8	22.2	36,824,389
18	43.8	72,653,524
28	65.4	108,482,659
38	87.0	144,311,794
48	108.6	180,140,929
58	130.2	215,970,064
68	151.9	251,965,074

The above figures are illustrative and not intended to be a projection and relies on the above discussed median yield scenario of 1.25 tonnes seed cake per year at maturity and an exchange rates of US$1 for INR50.

Our primary product is biodiesel. Achieving enhanced by-product realization will require us to enter into a new market where we have not historically operated. It is likely that we will require further capital expenditure and increase our operating overheads to enter into this line of business. There is no assurance, that we will be successful in obtaining increased realization from by-products or receiving by-product benefit at all.

Scale Efficiencies

Based on our analysis of historical results, 34% of our cost of producing and selling our first batch of Jatropha-based biodiesel from its first crush in early 2010 were logistics costs, including logistic costs within India, transport of crude oil to our refineries in Malaysia and transport of end product from Malaysia to the United States.

We believe that over time, with larger seed volumes from our maturing productive acreage and increased density of productive acres from new cultivation, our unit costs for gathering, storing and transporting Jatropha seeds within India will drop, although we do not yet have empirical data to support revised cost projections. In addition, we believe, based on published shipping tariffs, that if and when we can contract for larger bulk shipments, our unit costs of transporting Jatropha oil from India to Malaysia can also be reduced.

Biodiesel Production

Cost competitive

Feedstock costs represents the bulk of the production cost of biodiesel, including 87% of our cost of sales in fiscal 2010. Given the expectation that our primary source of feedstock will evolve to be crude Jatropha oil from seeds cultivated in India, we located our refinery based on an in-depth analysis designed to maximize profitability, decrease the risk of disruption and promote operational efficiency. While our Jatropha supply is growing, we seek to use the cheapest commercially available feedstock. Based on the current world supplies and price of possible feedstock, we have selected palm oil.

The major feedstocks of the world are rapeseed oil in Europe, soybean oil in United States and palm oil in South East Asia. Since January 2006 to August 2010, palm oil has been cheaper than soybean oil 97% of the days during that period (Source: Mission compiled this graph from data obtained in August 2010, from OPIS, a paid service (More recent data may be available)):

Source:  Mission compiled this graph from data obtained in August 2010, from OPIS, a paid service (More recent data may be available)

To take advantage of the palm oil cost and availability, we built our refineries in Malaysia as Malaysia is one of the world’s largest sources of palm oil. Having our refineries in Malaysia rather than another country significantly reduces the cost of transportation. As our supplies of Jatropha increase, we intend to lower our cost for feedstock by switching to Jatropha.

We are a member of the Roundtable on Sustainable Palm Oil and have taken proactive steps to prepare our plants and supply chain to meet the upcoming sustainability requirements of one of the world’s major biofuel markets, Europe.

We believe that, excluding the cost of feedstock, our per unit production cost to convert feedstock to biodiesel is one of the lowest in the world. Generally, Malaysia is a low cost jurisdiction and our site was specifically built to lower logistics and handling costs as the site is connected by a 200 meters two-way pipeline to a dedicated jetty at an all-weather, deep sea, international port. This configuration of refining capacity and close-proximity transportation/distribution assets minimizes storage and handling requirements.

We believe that our location allows us to compete based on price in all major biodiesel consuming markets.

Refinery overview

Refining capability is a key element of our integration strategy as it provides the market linkage mechanism needed to realize maximum value for feedstock oil.

Our two refineries, Plant I and Plant II, are located at Port Kuantan, Malaysia. Plant I was built as a stand-alone biodiesel refinery with a 30 million gallon (100,000 tonne) per year nameplate capacity. It has been demonstrated to produce at this capacity and produces high quality biodiesel meeting quality standards for biodiesel, including Europe’s EN14214 specifications. To our knowledge, Plant I is the first and only non-German biodiesel facility to be certified to the BPAC-AGQM technical standard. Meeting this standard provides us with access to the German biodiesel market, a large market in Europe that is important in terms of establishing product and usage standards and credibility as a supplier. Our refining process for Plant I has also been certified for compliance to ISO 9001:2008, which is the highest commercial quality management certification. The combination of the above certifications provides our customers with comfort that our refining process meets best practices.

We constructed and in June 2010 we commissioned Plant II at the Kuantan facility with a 250,000 tonne (75 million gallon) per year nameplate capacity, using second-generation biodiesel technology developed by Axens, a subsidiary of the French Institute of Petroleum. Plant II has the flexibility to convert a variety of feedstocks to biodiesel, similar to the capability of Plant I. However, the Axens’ technology does not require the use of sodium methoxide as catalyst, which is used in Plant I. Rather, it employs a solid state, proprietary catalyst with an expected multi-year lifetime to trigger the required transesterification reaction central to the biodiesel production process. The change in catalyst technology results in a lower per unit conversion cost of Plant II relative to Plant I at volumes over 100,000 tonnes per year.

For general market acceptance, biodiesel sold to customers in the United States must meet the technical standards of ASTM D6751-08, which specifies 18 required properties of pure biodiesel (sometimes referred to herein as B100) for use as a blend component with petroleum-based diesel fuel. This standard of ASTM International, an open forum for the development of high-quality, market-relevant international standards, specifies, among other parameters, the maximum amounts of certain residual by-products that can remain in the finished product after the conversion process, including acid, free glycerine, total glycerine, water and sediment content, sulphated ash, total sulphur, carbon residue and phosphorous. The standard also specifies minimum flash point, cetane numbers and copper corrosivity and ASTM has recently revised the standards to include specifications for a Cold Soak Filter Test. The test is intended to replicate performance of the biodiesel in cold climates. Compliance with this standard requires a process that provides for complete transesterification and efficient and thorough separation and purification processes. We are currently installing additional equipment that will enable both our conversion units to meet the U.S. standard ASTMD6751-08. We are contractually required under the offtake agreement with Valero to supply biodiesel that meets the ASTMD6751 standard. The term of the offtake agreement with Valero does not begin nor do payment obligations for Valero arise under the offtake agreement until the first shipment of compliant diesel to them.

Biodiesel Conversion Process

The biodiesel conversion process (transesterification) shown in the diagram below is based on the Axens technology utilized in Plant II.

Grey:  Inputs

Light Green:  Saleable by-products

Dark Green:  Saleable primary products

Feedstock (typically palm oil or, increasingly, Jatropha oil) is pre-treated to remove high molecular-weight (long-chain) fatty acids and other impurities. The treated oil is then reacted with methanol in the presence of a liquid or solid catalyst, and this chemical reaction produces biodiesel (fatty-acid esters of varying molecular weights) and glycerine. The glycerine from the Plant I process is crude glycerine with a purity of approximately 80%. The glycerine by-product from the Axens’ production process in Plant II is technical grade glycerine with a purity of 97% and it can be sold at a higher price than crude glycerine without further processing. Plant II has the capacity to produce 25,000 tonnes (7.5 million gallons) per year of this technical grade glycerine and 10,000 tonnes (3 million gallons) per year of fatty acid distillate, another marketable by-product. Both forms of glycerine are marketable by-products for which there is a worldwide market and numerous commercial applications. However, a higher market value is assigned to the higher purity of glycerine. We have also equipped our Kuantan facility with a secondary stand-alone glycerine purification capability having a capacity of about 2.4 million gallons per year. The production of each 1,000 tonnes of biodiesel results in the production of 98 tonnes of glycerine. From this secondary refinery we can produce 99.7% pure pharmaceutical grade glycerine if market prices justify doing so. Refining by-product sales represent 3.5% of total revenue from biodiesel and by-product sales, of which 1.5% is glycerine sales revenue. Both the by-products of crude glycerine and fatty acid distillate are in high demand and we have been able to sell these by-products without difficulty. As Plant II has not yet run commercially we have not yet sold any technical grade glycerine.

Both our plants have technologies that allow us to produce biodiesel simultaneously from multiple feedstocks. The technology to handle multiple feedstocks gives us the potential to optimize our costs by shifting in and out of different feedstocks based on feedstock availability, price, customer requirements and other market dynamics. We expect this flexibility to be most important during the period before our supply of crude Jatropha oil equals the combined capacity of our refinery.

Quality control

We employ strict quality control procedures at each stage of the manufacturing process in accordance with ISO 9001 quality management standards to ensure the consistency of our product quality and compliance with our internal production benchmarks. We have achieved ISO9001:2008 certification for our refining process at Plant I.

We have established systematic inspections at various manufacturing stages, from raw material procurement to finished product testing. Raw materials that fail to pass our incoming inspection are returned to suppliers. We believe that we are able to maintain the quality and reliability of our products through close monitoring of our manufacturing processes by our quality control team and scheduled maintenance of our equipment.

To ensure the effectiveness of our quality control procedures, we also provide periodic training to our production line employees. As of September 1, 2010, our quality control team consisted of eight employees. Our quality control team also consists of experienced equipment maintenance technicians that oversee the operation of our production facilities to avoid unintended interruptions and minimize the amount of time required for scheduled equipment maintenance.

Our management team has implemented policies to proactively safeguard against accidents. In addition, we conduct regular inspections and maintenance of our facilities to help ensure product quality and safety.

Refining Factor Inputs

Raw Materials

Feedstock.  We expect to ultimately utilize Jatropha oil exclusively in our refining process. Historically however, we have utilized crude palm oil as our primary feedstock and we will continue to do so, at least in part, until we have enough Jatropha oil available to substitute fully for palm oil. The price of crude palm oil has been and is expected to remain extremely volatile. The price of crude palm oil has ranged from around US$460 per tonne to over US$1,140 per tonne with an average price of approximately US$715 per tonne since January 3, 2006. The average price in 2009 was US$635 per tonne and the average in the first eight months of 2010 was US$763 per tonne. The average price is closely correlated with changes in the price of oil. Figures used in this paragraph were compiled by Mission based on our analysis of data obtained from OPIS (a paid service), CBOT and MDEX in August 2008. More recent data may be available.

The graph below shows the correlation between crude palm oil (CPO) and ULSD.

Source:  Mission compiled this graph from data obtained in August 2010, from the Chicago Board of Trade (More recent data may be available)

After taking into account procurement costs and the volatility of oil prices, which are the benchmark for the selling price of biodiesel, we have generally not found it to be profitable to convert palm oil to biodiesel unless we have an identified customer and a committed selling price. As a result, our purchases of palm oil have been, and are expected to continue to be, matched to biodiesel sale commitments. We believe it is important that we do not incur risks of owning raw material inventory for our own account and limit our counterparty risks with suppliers.

Other raw materials.  Other raw materials used in our refining process include methanol, solid catalyst for Plant II, phosphoric acid, nitrogen, sodium hydroxide, hydrochloric acid, silica, and water. The prices of these individual factor inputs can vary substantially over time, but in aggregate represent a small fraction of the cost of finished product. For example, the cost of methanol that we have purchased has ranged from US$191 to US$469 per tonne from January 2008 through August 2010.

Energy Inputs

We consume a significant amount of electricity and natural gas in the operation of our biodiesel refining process. Since July 2007, the cost of energy has ranged from approximately US$36 (liquid fuel oil) to US$10 (electricity) per tonne of biodiesel produced.

Process Water

We have not experienced any material interruption or shortages in our water supplies and water does not represent a major factor cost. Water suitable for use in the operation of our refining process is readily available in Kuantan, Malaysia where our refinery is located.

Suppliers

Feedstock

Cargill has historically been our main supplier of curde plan oil, supplying approximately 95% of our crude palm oil. Cargill operates a crude palm oil production facility approximately 7 kms from our plant site and maintains a palm oil storage facility adjacent to our refinery that is connected via pipeline to minimize material movement and handling costs. However, we have access to readily available palm oil from suppliers within Malaysia or located nearby in Indonesia or elsewhere. The location of the refinery is contiguous to the port which facilitates purchases from other sources, should that be preferable.

The European Union has introduced the Renewable Energy Directive which takes effect on January 1, 2011. The directive requires all biodiesel production to be based on new sustainability criteria. Currently, there are limited suppliers of palm oil that meet these criteria. However, numerous producers of palm oil are in the process of getting their product certified to be in compliance with the European requirements.

Other raw materials

With the exception of catalyst used in the Axen’s process for Plant II discussed above, raw materials used in the conversion of feedstock to biodiesel are commodities and are available from numerous sources at competitive prices. Other than feedstock, methanol is the raw material consumed in the greatest volumes and we generally procure it from a supplier within the port premises because doing so limits the lead time and risk of disruption in the supply and minimizes transportation costs. However, we have the flexibility to utilize other suppliers if it is advantageous to do so.

Plant Utilization & Operating History

Historic Biodiesel Sales

We sell our products via our own direct sale force in the wholesale market. We historically have only sold our biodiesel to oil trading companies. Generally, oil traders aggregate biodiesel, blend it with mineral diesel and sell the blended product to major oil companies who distribute the product via their distribution channel to the end market. Sales to oil trading companies are highly competitive and pricing fluctuates with market conditions. Because we have not historically had control of the costs of our feedstock, there have been few times when we could procure feedstock at a price which we could convert to biodiesel and sell profitably. Consequently, we have not fully utilized our biodiesel production capacity.

The following chart shows actual production and utilization of Plant I.

	For the fiscal year ended June 30,
	2008	2009	2010	2011 (through Oct. 2010)
Production	6,712	37,626	14,150.6	4,273
Capacity Utilization	12%	38%	14%	4%

Subsequent to its commissioning, we have not yet used Plant II to produce biodiesel for commercial sale.

Our largest customer, a European oil trading company, contributed over 82% of our biodiesel sales in fiscal 2009 and fiscal 2010. Our ability to produce product at a positive contribution margin during 2009 and 2010 was driven solely by our intermittent ability to buy feedstock on favourable terms and not by the availability of buyers. We believe that in the periods when we sold product to our primary customer we could have consummated sales to other trading company counterparties for substantially the same volumes and prices if we had sought to do so. We also believe that we are not significantly dependant on any single customer and that our historical customer concentration is not a reflection of the market opportunity that is open to us.

Because our historical biodiesel sales have been irregular, encompass a single product type and have been concentrated among a small number of customers in the European region, we do not break out revenue by segment and trend data is not presented because it is not considered meaningful under the circumstances. Currently our plants are idle, but in excellent condition and on full operational standby to produce biodiesel as and when required.

Refining By-product Sales

We sell our glycerin and fatty acid distillates ex works into the spot market.

Strategic long term offtake agreement

We have entered into a large biodiesel off take agreement with subsidiaries of Valero Energy Corporation, a Fortune 500 company based in Texas which is one of North America’s largest independent petroleum refiner and marketer. Valero owns and operates 15 petroleum refineries and 10 ethanol plants in North America.

To minimize historic volatility for palm oil and to ensure positive operating margins, we entered into the long term biodiesel offtake agreement on a cost plus basis, subject to a floor price and a ceiling price. In exchange for the favorable pricing on palm based biodiesel, we agreed to provide a discounted price on further Jatropha-based biodiesel production. We deem this agreement to be favorable to us given the development stage of our feedstock cultivations. However, the discounted price on our Jatropha-based biodiesel over the long term may reduce our revenue potential and future margins from processing Jatropha oil into biodiesel.

Subject to the terms and conditions of the biodiesel off take agreement, Valero has agreed to purchase our entire Jatropha-based biodiesel up to 200,000 tonnes (60 million gallons) of biodiesel per year for five years. This initial five year term of the agreement does not begin until our first shipment of biodiesel to Valero. Valero has the right to double that quantity to 400,000 tonnes (120 million gallons) per year and to extend the term by an additional five years, depending upon conditions.

While our Jatropha-based biodiesel production is ramping up, we are able to cover any shortfall from the contracted quantity with palm-based biodiesel if it is economically favorable for us to do so. This offtake agreement lessens the impact of commodity price volatility, which has severely hindered the industry. The long term nature of the agreement provides us with greater sales predictability, locking in demand for up to 57% of our nameplate production capacity of 105 million gallons upon title transfer of Plant II to us and based on the assumption that we produce 200,000 tonnes per annum of biodiesel for Valero.

Once we begin shipping under the Valero agreement and until Jatropha oil production exceeds 400,000 tonnes per year, we expect that Valero will be our largest customer and, assuming we are unable to attract other customers, Valero may represent 100% of our revenue from refined products. This degree of customer concentration is likely to continue until we can produce Jatropha oil in quantities that are surplus to the amounts stipulated in the Valero agreement, acquire additional refining capacity or the Valero agreement expires.

We do not have an exclusive selling arrangement with Valero and can sell to other parties. In addition, we have not committed 100% of our refining capacity to Valero. We are not singularly reliant on Valero to commercialize or roll out our business plan.

In connection with the offtake agreement, we also issued Valero 81.41 million warrants, providing Valero the right to purchase up to 25% of our company at A$0.45 per ordinary share. The warrants were not exercised and expired on August 31, 2010.

Corporate History and Development

Our legal and commercial name is Mission NewEnergy Limited, which was incorporated in Western Australia under the laws of Australia (specifically, the Australian Corporations Act) in November 2005. We are an Australian public company, limited by shares.

In May 2006, Mission NewEnergy conducted an initial public offering in Australia, raising A$27.0 million, and listed on the Australian Securities Exchange.

In August 2006, we commenced construction of our first biodiesel refinery with a 100,000 tonnes (30 million gallons) per year nameplate capacity at an industrial hub in Port Kuantan, Malaysia along the eastern coast of Malaysia.

In early calendar 2007, we commenced non-food biodiesel feedstock cultivation operations in India. We focused on the cultivation of Jatropha Curcas, or Jatropha, an inedible, low cost dedicated energy crop with the intention to become self-sufficient with respect to our feedstock supply and not in competition with food supply.

In April 2007, recognizing the need to scale up both our feedstock cultivation and biodiesel production operations, we completed a convertible note offering and raised A$65.0 million in new capital. These funds were raised to fund the expansion of our feedstock cultivation operations in India and the construction of a second larger biodiesel refinery in Port Kuantan with a 250,000 tonnes (75 million gallons) per year nameplate capacity.

In mid-2008, we commenced commercial operations of our first biodiesel refinery, using locally sourced palm oil as feedstock.

Since January 2009, we have raised approximately A$35.1 million in net equity capital from institutional investors in private placements to complete the funding requirement for our second biodiesel refinery and provide working capital.

In December 2009, we entered into a long term biodiesel offtake agreement with Valero.

In mid-2010, we received our first commercial quantities of Jatropha oil from our feedstock cultivation operations.

Also in mid-2010, we commissioned our second biodiesel transesterification refinery with a 250,000 tonnes (75 million gallons) per year nameplate capacity.

We have incurred the following capital expenditure over the last three years:

	For the fiscal year ended June 30,
	2010 A$'000	2009 A$'000	2008 A$'000
Biodiesel refineries	2,200	18,700	35,900
Land & buildings	12	820	1,400
IT systems & office equipment	171	300	300
Vehicles & sundry equipment	23	700	200

Organizational Structure

Set forth below is the organizational structure of Mission NewEnergy:

Mission Biotechnologies Sdn Bhd and Mission Biofuels Sdn Bhd were incorporated in Malaysia. Mission Agro Energy Limited was incorporated in Mauritius and Mission Biofuels (India) Private Limited and Mission Agro Diesel (India) Private Limited were incorporated in India.

Our refining operations and all associated business contracts are held by two wholly owned subsidiaries. Mission Biotechnologies Sdn Bhd owns the first biodiesel refinery with the 100,000 tonnes (30 million gallons) per year nameplate capacity and Mission Biofuels Sdn Bhd owns the second biodiesel refinery with the 250,000 tonnes (75 million gallons) per year nameplate capacity.

Our feedstock cultivation operations are conducted by Mission Agro Energy Limited and Mission Biofuels (India) Private Limited. Mission Agro Diesel (India) Private Limited and Indas Green Acquisition Corporation are dormant corporations with no active operations.

Our expected U.S. operations will be conducted by Scarborough Beach Holdings, Inc. (a Delaware corporation) and its wholly owned subsidiary, PJ Trading LLC (a Delaware limited liability corporation). Their operations will be focused on financial functions for the group and the trading of biodiesel.

Intellectual Property

We have a perpetual license for the life of Plant I for all patents and intellectual property rights relating to Crown Iron Works’ process technology and engineering design used in construction and operation of the refinery. We similarly have a perpetual license for the life of Plant II for all patents and intellectual property rights relating to Axens’ process technology and engineering design used in construction and operation of that refinery. In connection with the distillation column that we are installing to retrofit our refineries, we will also have a perpetual license for the life of each refinery for the patents and intellectual property rights from the manufacturer.

Seasonality

Palm based biodiesel is prone to gelling in cold climates. We have therefore experienced lower demand for palm based biodiesel from Europe in the winter months. We hope to counter seasonal demand from Europe for palm based biodiesel by establishing and expanding demand in the southern hemisphere. Jatropha based biodiesel has superior gelling properties to palm based biodiesel and is less susceptible to seasonal demand.

Approximately 90 days after the onset of the monsoon season in India, Jatropha plants are expected to be ready to harvest. At the same time we are obligated to purchase Jatropha seeds from our contracted farmers. Given the wide geographic spread of our contract farming operations and the variability in the cycle of the monsoon season in India, we expect the harvest season to last approximately four months. Our contracted farmers aggregate their seeds and deliver the seeds to our field agents in the relevant village. Upon aggregation of quantities of Jatropha seeds sufficient to justify the transportation costs, these seeds are transferred to a state-owned and operated warehouse where the weight of the seeds is confirmed. Once the quantity of Jatropha seeds is confirmed, we disburse payment to each contracted farmer. Once quantities of Jatropha seeds are aggregated at the warehouse sufficient to reduce our per unit transport cost, the seeds are transported to an outsourced crushing facility, where the seeds are converted to Jatropha oil and seed cake. The seed cake is sold directly at the crushing site and the Jatropha oil is transported to a port and then shipped to our refineries. It is expected that we will only ship quantities of Jatropha oil to our refineries when we have sufficient quantities to reduce the per unit transport cost, resulting in a requirement to store Jatropha oil either at the port in India or at our refineries. In addition, we have the option to sell the Jatropha crude oil to third parties.

Competition and Competitive Dynamics

Our primary product, biodiesel, sells in the liquid fuels market. The liquid fuels market is a highly competitive, large global market with many well established market participants.

Historically, there have been many entrants into the biodiesel market in the United States and elsewhere in the world as governments encourage the use of renewable energy and seek to reduce greenhouse gas emissions, thus inviting new entrants into the market. Despite the over capacity of biodiesel refining in much of the world, much of the built capacity is rendered either uneconomic or non-competitive by the limited number of long term offtake agreements, the limited access to necessary working capital and the limited access to sustainable feedstock.

Competitive Forces

We believe the principal competitive factors for biodiesel producers are as follows:

•	Scale. Considerable refining capacity to attract long term significant offtake agreements.
•	Pricing. A producer’s ability to set pricing of products and the ability to use economies of scale to secure competitive cost advantages to be able to price biofuels below prevailing oil prices.
•	Technology. A producer’s ability to produce biodiesel and by-products efficiently and to utilize low cost raw materials.
•	Sustainability. Bearing in mind social responsibility towards the environment, a producer’s ability to produce biodiesel from a feedstock that is not a crop (such as corn) but rather a weed (such as Jatropha).
•	Access to Second Generation Feedstock: A producer’s access to commercial scale quantities of second generation biodiesel to attract long term offtake agreements.
•	Access to Working Capital & Commodities Risk Management: A producer’s ability to take advantage of positive spreads depends on having access to working capital.
•	Connectivity to Existing Infrastructure: The distribution of product relies on the ability to fit within the existing infrastructure.

We have developed our business strategy with the above-mentioned competitive forces in mind to meet technical requirements, reach scale, be integrated and have the lowest cost and sustainable product.

Production Safety and Environmental Matters

Safety

We have had no material safety issues since commencement of operations.

Environment

We are committed to environmental protection that complies with or exceeds local environmental standards. Our plant designs have incorporated world class engineering solutions to pollution as listed below:

•	Waste water. In-house waste treatment plants within our facilities meet the Malaysian standard for discharge. To conserve water resources, we also recycle waste water generated during our production process, which decreases our consumption of water and reduces the discharge of waste water into the environment.
•	Exhaust fumes. We generate exhaust fumes during our production process. Exhaust fumes are treated to comply with Malaysian air quality standards.
•	Noise. We generate noise through the operation of our heating, ventilation and pumping systems. The equipment in the plant is ergonomically designed and sound proofed to operate well below the regulatory standards for noise of 80 decibels.

We have not been subject to any material fines or legal action involving non-compliance with any relevant environmental regulation, nor are we aware of any threatened or pending action, by any environmental regulatory authority.

Wind Farm

We are exploring the sale of our two wind turbines and we do not intend to maintain or expand in the wind energy business.

Employees

As of June 30, 2010, we had approximately 426 employees. The following table provides a breakdown of our employees by main category of activity and geographic location:

	Australia	Malaysia	India
Finance, legal and other administrative functions	3	14	24
Engineering, operations, R&D and information systems	0	42	343

Historic Employees

For the fiscal year ended June 30,	Australia	Malaysia	India
2008	5	80	45
2009	3	83	547
2010	3	56	367

Employee numbers do fluctuate from time to time due to the use of temporary employees during the planting and harvesting seasons in India. We believe that our relations with employees are good and we have not experienced any significant labor stoppages or disputes. Our employees are not represented by labor unions or covered by a collective bargaining agreement.

In line with the expansion of our operations, we plan to hire additional employees, including additional accounting, finance and sales, marketing personnel as well as manufacturing and engineering employees.

We typically enter into a standard confidentiality and non-competition agreement with our management and research and development personnel. Each of these contracts includes a covenant that prohibits the relevant personnel from engaging in any activities that compete with our business during his or her employment with us and for two years after their employment with us.

Insurance

We have insurance policies covering all normal aspects of our business inline with industry practices.

We believe that our overall insurance coverage is consistent with the market practice or the jurisdiction of operation. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. See “Risk Factors — Risks Related to Our Business and Our Industry — We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.” We also maintain appropriate Directors and Officers Liability Insurance.

Property

We own two biodiesel production facilities (with leases for the underlying land) that are located adjacent to one another at Port Kuantan, Malaysia.

The following is further information about each facility:

Biodiesel Facility	Site area (Acres)	Total Capacity(1) (million gallons per year)	Capacity Utilization(2) (percentage)	Commissioning Date
Plant I	6.5	30	36.9%	February 2008
Plant II	6.7	75	0.0%	June 2010

(1)	Nominal operating capacity.
(2)	For Plant I, percentage is based on nameplate capacity and the cumulative production during the period from the plant opening in January 2008 to June 2010. The total tonnage produced during this period was 58,489 tonnes and the nameplate capacity is 158,333 tonnes.

Until we make a final payment to our turnkey contractor, KNM is not obligated to formally transfer title of Plant II to us. We are in discussions with KNM to finalize the transfer of the second biodiesel refinery to us. However, we cannot be certain when such discussions will be finalized.

Our principal executive and administrative offices are located on premises comprising approximately 60 square meters in an office building in Perth, Australia. The lease expires in February 2011, subject to renewal.

We also lease properties for purposes of production, research and development and employee living quarters in Malaysia and India. All 13.2 acres of the site area in Malaysia are leased. We also lease an apartment in Kuantan Port, Malaysia for use by the operational staff. In addition, due to land ownership laws in India regarding foreign ownership, we lease 1,335.4 acres of nursery lands in India. We also lease two separate apartments in India for use by the operational staff.

We have no significant long term capital expenditure commitments.

Legal and Administrative Proceedings

Other than disclosed below, we are not involved in any significant legal proceedings.

We have called upon a performance bond placed by the contractor who constructed Plant I due to non-satisfactory performance. Both parties have agreed to the appointment of an arbitrator to resolve this matter.

MANAGEMENT

Directors and Senior Management

The following table lists the names of our directors and executive officers. The directors have served in their respective capacities since their election or appointment and will serve until the next annual general shareholders meeting or until a successor is duly elected.

Name	Age	Position
Dario Amara	55	Chairman
Nathan Mahalingam	53	Chief Executive Officer and Director
Guy Burnett	42	Chief Financial Officer, Director and Company Secretary
Datuk Zain Yusuf	71	Director
Admiral (Ret) Tan Sri Dato’ Seri Mohd Anwar bin Haji Mohd Nor	60	Director
Arun Bhatnagar	66	Director
Peter Torre	38	Director
James Garton	34	Head of Corporate Finance/Mergers and Acquisitions
Kalaiselvan Somasundaram	59	Vice President of Refining
Nadason Sinnasami	63	Chief Operating Officer Feedstock Operations

Dario Amara.  Mr. Amara has been Chairman and a Director of Mission NewEnergy since 2006. He is an engineer with business experience gained over 30 years in the Australian and international markets and across the resources and infrastructure sectors. Prior to founding Emerson Stewart Group Limited in 2005 (an ASX listed entity for which Mr. Amara is Managing Director and Chief Executive Officer), for over 16 years Mr. Amara occupied senior executive roles with major construction and engineering groups, including as chief executive officer of GRD Minproc and John Holland Asia. He is currently a non-executive director of Austal Limited (an ASX listed entity which designs and constructs customized aluminium vessels). Mr. Amara was a director of the Perth International Arts Festival and also served as chairman of the West Australian Opera Company and the Art Gallery of Western Australia. He is a Fellow of the Institution of Engineers Australia.

Nathan Mahalingam.  Mr. Mahalingam has been Chief Executive Officer (formerly having the title of Managing Director) and a Director of Mission NewEnergy since 2005. He has over 25 years of management experience in banking and finance, heavy industries and infrastructure development. Prior to joining us, Mr. Mahalingam managed his own boutique corporate advisory practice between 2000 and 2004. Between 1995 and 2000, he served as project director in the Westport Group, developers of one of Malaysia’s largest privatised port and transhipment facilities.

Guy Burnett.  Mr. Burnett has been Chief Financial Officer (formerly having the title of Finance Director) since 2008, a Director since 2009 and Company Secretary of Mission NewEnergy since September 2010. He is a Chartered Accountant and has worked as a financial professional in several large corporations. Prior to joining Mission NewEnergy, Mr. Burnett was Manager, Corporate Accounting & Tax with Western Power (an electricity networks corporation owned by the Western Australian government) from 2006 to 2008 and, before that, worked as a financial accountant for Water Corporation from 2004 to 2005 and served as a Manager with KPMG from 2005 to 2006 where he assisted clients with implementing International Financial Reporting Standards.

Datuk Zain Yusuf.  Mr. Zain has been a non-executive Director of Mission NewEnergy since 2006. He has over 25 years experience with Shell. From 1986 to 1988, he was seconded to Shell International, United Kingdom and worked as Marketing Consultant in Shell UK and Shell Caribbean. Upon his return to Malaysia, he was made Marketing Director of Shell Malaysia a position he held from 1989 to 1992. He subsequently served on the Board of Directors of Shell Group Malaysia as Executive Director from 1992 to 1995, with responsibility over a total of 18 group subsidiaries involved in both the upstream and downstream petrochemical business. Mr. Zain was the past chairman of the Malaysian Australia Business Council.

Admiral (Ret) Tan Sri Dato’ Seri Mohd Anwar bin Haji Mohd Nor (Tan Sri Anwar).  Tan Sri Anwar has been a non-executive Director of Mission NewEnergy since 2009. He served with the Malaysian armed service for nearly 40 years until his retirement in February 2007. In April 2005 he became the first naval chief in the Malaysian Armed Force (MAF) to ascend to its highest military office, the Chief of Defence Force, commanding a force of nearly 100,000. He also served in academic positions at the Naval Staff College (Rhode Island, USA), Navigation and Direction Course and Principal Warfare Officers Course (United Kingdom). He also holds a Master of Science in Engineering Business Management from the University of Warwick, United Kingdom. Tan Sri Anwar has received numerous commendations, awards and accolades in recognition of his talents, and was bestowed the Panglima Mangku Negara, which carries the title of “Tan Sri”, by His Majesty the Yang Di-Pertuan Agong (the King of Malaysia). He has also received distinguished medals from foreign governments such as the Ordre National De La Legion D’Honneur from France and the Command of the Legion of Merit from the United States. Amongst the varied positions he holds in the corporate sector, since August 2007 Tan Sri Answar has been a Corporate Advisor to Sime Darby Bhd, the largest palm oil plantation company in the world. He also chairs the board of the Armed Forces Fund Board, a multi-billion dollar fund with investments in banking, plantations, petrol retail and hotels.

Arun Bhatnagar.  Mr. Bhatnagar who has been a non-executive Director of Mission NewEnergy since 2009, first joined the Company as Chairman of the Indian Subsidiary, M/s. Mission Biofuels India Pvt. Ltd., in June, 2008. He retired as a very senior civil servant and was untill December 2009, the Chairman of the public radio and television broadcaster, Prasar Bharati, in India and earlier served in several top-level positions in the Indian Government, including as Secretary (Rural Development), Secretary (Food and Public Distribution) and Secretary (Personnel). Between 1994 – 96, he was Minister (Economic) in the Indian High Commission at London.

Peter Torre.  Mr. Torre has been a non-executive director of Mission NewEnergy since September 2010. He was previously joint company secretary of Mission NewEnergy from May 2008 to September 2010. He serves as the Principal of Torre Corporate. Mr. Torre has been joint company secretary of Australian Solomons Gold Limited since December 2009, and Autodom Limited since 2008. Mr. Torre has been company secretary of Neo Resources Limited since 2007, Allied Gold Limited since 2006, Mineral Commodities Limited since 2006 and Aditya Birla Minerals Limited since 2006. He served as company secretary of Carbine Resources Limited from December 2006 to March 2010 and CI Resources Limited from 2005 to 2007. Mr. Torre served as joint company Secretary of Sirius Corporation Limited from 2008 to March, 2010. He was a Partner of Hall Chadwick, an international accounting firm from 1995 to 2003. He has been a director of Neo Resources Limited since 2007. Mr. Torre served as a director of Carbine Resources Limited from 2006 to March, 2010, and CI Resources Ltd from 2005 to 2007. He is a co-founder of the charity organization “A Better Life Foundation WA”. He serves as chairman of the National Corporate Services Committee in Australia. Mr. Torre is a Chartered Accountant and a Chartered Secretary in Australia. He is a Member of the Australian Institute of Company Directors. He holds a Bachelor of Business and completed a Graduate Diploma in Company Secretarial Practice.

James Garton.  Mr. Garton has been Head of Corporate Finance and Mergers and Acquisitions since 2008. He has over 10 years experience in corporate finance, working in investment banking. Mr. Garton joined Mission NewEnergy from U.S. investment bank, FBR Capital Markets, where he was Vice President, Investment Banking. Prior to FBR Capital Markets, he worked in corporate finance and equity capital markets with Australian firm BBY Limited. Before BBY, Mr. Garton worked in private equity with the Australian advisory firm Investment Capital Limited. Mr. Garton has a Masters of Applied Finance from Macquarie University, Sydney, and a Bachelor of Science in Economics and a Bachelor of Business Administration in Finance from Texas A&M University.

Kalaiselvan Somasundaram.  Mr. Somasundaram has been Vice President (formerly having the title of director) of refining for Mission NewEnergy since 2009. He has over 30 years manufacturing experience, having worked for the Malaysian operations of MEMC from March 1981 to November 2001, Philips from November 2007 to April 2009 and Silterra from March 2003 to March 2007. Mr. Somasundaram commenced his career in process engineering, before moving to manufacturing, project management, facilities, plant engineering, automation and general management. Mr. Somasundaram has a Bachelor of Chemical

Engineering, from the Indian Institute of Technology, India and a Masters of Business Administration from Oklahoma City University, United States.

Nadason Sinnasami.  Mr. Sinnasami has been Chief Operating Officer of our Feedstock Operations since September 2010. Mr. Sinnasami is an agricultural graduate from the Tamil Nadu Agriculture University in India and completed Masters of Science in Soil chemistry and Plant nutrition at the University Of Newcastle Upon Tyne, England. He commenced his career as an Agronomist with the Agriculture Research and Advisory Bureau in Kuala Lumpur, Malaysia from 1975 to 1980, and was later with the Federal Land with Development Authority (one of the largest producers of crude palm oil in Malaysia) from 1981 to 2006, where he was an senior agronomist and from 2000 as Regional General Manager responsible for managing 40,000 hectares of palm in West Malaysia and Sarawak. He has published articles discussing oil palm agronomy and carried out environment and soil feasibility studies for Oil palm, Cocoa and Jatropha production in Malaysia, Indonesia, India, Burma, West Africa and South America. Mr. Sinnasami is a member of The International Society of Oil Palm Agronomists, the Malaysian Incorporated Society of Planters and the Malaysian Society of Soil Science.

Family Relationships

There are no family relationships between any directors or executive officers of Mission NewEnergy.

Arrangements

There are no known arrangements or understandings with any major shareholders, customers, suppliers or others pursuant to which any of our officers or directors was selected as an officer or director of Mission NewEnergy. However, in connection with the issuance of 50,000,000 units (each comprising one ordinary share and one warrant to purchase one ordinary share, prior to the 50-1 share consolidation that will occur prior to the date of this prospectus) to Ir Lee Swee for approximately US$7.2 million in 2009, Ir Lee Swee Eng is entitled to appoint one director. He has not yet appointed a director to Mission NewEnergy. Ir Lee Swee Eng is the founder and Managing Director of KNM Group Bhd, the parent company of KNM Process Systems Sdn Bhd, which was the EPCC contractor for our second refinery.

Compensation

In fiscal 2010, the aggregate remuneration we paid and that accrued to our directors and senior management was A$2.5 million.

The remuneration and benefits paid to our directors and executive officers during fiscal 2010, on an individual basis, are set out in the table below.

	Short Term			Share Based	Post employment		Proportion of remuneration performance related	Value of options and performance shares as a proportion of remuneration
	Salary	Other	Non-cash Benefits	Options and performance shares	Superannuation Contribution(1)	Total
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000%		%
Dario Amara	100	—	—	—	9	109	—	—
Nathan Mahalingam	344	—	—	—	4	348	—	—
Guy Burnett	240	—	—	403	22	665	61%	61%
Datuk Zain Yusuf	75	—	—	—	1	76	—	—
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	50	—	—	—	1	51	—	—
Arun Bhatnagar	50	—	10	—	—	60	—	—
James Garton	240	—	—	803	22	1,065	75%	75%
Kalaiselvan Somasundaram	87	—	—	14	—	101	14%	14%
	1,186	—	10	1,220	59	2,475

(1)	Superannuation is a mandatory retirement plan for employees in Australia.

Share-Based Compensation Plans

We have two employee performance and recognition plans pursuant to which our senior executives are granted rights and options to receive our ordinary shares. These two plans are a share option scheme and a performance rights scheme. Our Employee Option Plan allows us to grant options to purchase our ordinary shares to our executive directors and employees. At our annual general meeting in November 2008, our shareholders approved the establishment of a new performance rights scheme, the Executive Performance Rights Plan. A performance right is the right to receive an ordinary share for no issue price, provided certain performance and vesting conditions are satisfied.

In November 2008, shareholders approved the Executive Performance Rights Plan. Subsequently the Board approved the allotment and issuance of a total of 20.55 million performance rights and 3.5 million options to our senior executives. The performance rights were issued in three tranches with the details of the performance criteria discussed below.

Performance Rights

Each performance right gives the holder the right to subscribe for a free ordinary share. To obtain the ordinary share attached to each performance right, the holder must convert the performance right. The amount payable upon conversion is nil. A holder may convert some or all of the performance rights held following satisfaction of the relevant vesting conditions. The ordinary shares allotted to a holder upon conversion will rank pari passu in all respects with other ordinary shares. The performance rights are non-transferable (except in limited circumstances).

The conversion of performance rights into ordinary shares is conditional upon the satisfaction of certain time based and performance hurdles.

The time based rights are granted as set out below:

Tranche number	Date of Issue	Number of Performance Rights	Vesting Date
1	June 2009	413,333	December 31, 2009
1	June 2009	413,333	June 30, 2010
1	June 2009	413,333	December 31, 2010
2	March 2010	5,000,00	July 1, 2010
2	March 2010	5,000,00	January 1, 2011
2	March 2010	5,000,00	July 1, 2011
3	October 2010	516,666	December 31, 2010
3	October 2010	516,666	June 30, 2011
3	October 2010	516,666	December 31, 2011
Total		17,790,000

The time based rights will vest only if the executive is still employed as an executive on the applicable vesting date, unless there are special reasons for him ceasing to be employed such as illness, injury, disability, redundancy, retirement and other circumstances that may be approved by our Board. The time based rights do not expire.

The performance based rights are dependant on group performance and are granted as set out below:

Tranche number	Number of Performance Rights	Vesting Date	Group Performance Criteria
1	620,000	June 30, 2010	Positive group operating cash flow
2	620,000	June 30, 2011	Earning per share of A$0.06
3	620,000	June 30, 2012	Earning per share of A$0.15
Total	1,860,000

Performance based rights will vest only upon achievement of the performance targets set by our Board. Tranche 1 did not vest on June 30, 2010 because we did not have positive operating cash flow for fiscal 2010 and accordingly these performance rights have lapsed. Tranche 2 will vest on June 30, 2011 if our consolidated earnings per share for fiscal 2011 is at least A$0.06 and Tranche 3 will vest on June 30, 2012 if our consolidated earnings per share for fiscal 2012 is at least A$0.15 (prior to giving effect to the 50-1 share consolidation that will occur prior to the date of this prospectus). Once vested, performance based rights do not expire.

Options

Each option gives the holder the right to subscribe for one ordinary share. The holder may exercise the option prior to its expiration on the second anniversary of the date on which it was issued. The exercise price for each option is A$0.17 and the options held by each holder may be exercised in whole or in part. The ordinary shares allotted to a holder upon exercise of the options will rank pari passu in all respects with other ordinary shares. The options are transferable at the option of the holder and are not subject to any vesting conditions.

Retirement Benefits

All employees employed by Mission NewEnergy and its subsidiaries belong to appropriate retirement schemes for each jurisdiction in which it operates. All such employee retirement schemes are defined contribution schemes and thus no amounts are required to be set aside by us to meet any future retirement benefit obligations.

Board Practices

Role of the Board of Directors

Our Board is responsible for setting our strategic direction and providing effective governance over its affairs in conjunction with the overall supervision of our business with the view of maximising shareholder value. The Board’s key responsibilities are to:

•	chart our direction, strategies and financial objectives and monitor the implementation of those policies, strategies and financial objectives;
•	monitor compliance with regulatory requirements, ethical standards and external commitments;
•	appoint, evaluate the performance of, determine the remuneration of, plan for the succession of and, where appropriate, remove the Chief Executive Officer; and
•	ensure that the Board continues to have the mix of skills and experience necessary to conduct our activities and that appropriate directors are selected and appointed as required.

The Board has adopted a Charter that sets out the division of responsibility between the Board and management to assist those affected by decisions to better understand the respective accountabilities and contribution to Board and management.

In accordance with our Constitution, the Board delegates responsibility for the day-to-day management to the Chief Executive Officer (subject to any limits of such delegated authority as determined by the Board from time to time). Management as a whole is charged with reporting to the Board on our performance.

Board structure and composition

The Board currently is comprised of seven directors, of which four are independent non-executive directors. Independence, in this context, is defined to mean a non-executive director who is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of Mission NewEnergy. The definition of independence under ASX Listing Rules is taken into account for this purpose.

A director cannot hold the position of both Chairman and Chief Executive Officer.

Our directors may not hold office for a continuous period in excess of three years or past the third annual general meeting (other than the Chief Executive Officer) following their appointment, whichever is longer, without submitting for re-election. Directors are elected or re-elected, as the case may be, by shareholders in a general meeting. Directors may offer themselves for re-election. A Director appointed by the directors (e.g., to fill a casual vacancy) will hold office only until the conclusion of the next annual general meeting but is eligible for re-election at that meeting.

Under our Constitution, voting requires a simple majority of the Board. The Chairman does not hold a casting vote.

Board and management effectiveness

Responsibility for our overall direction and management, our corporate governance and our internal working rests with the Board notwithstanding the delegation of certain functions to the Chief Executive Officer and management generally (such delegation effected at all times in accordance with our Constitution and our corporate governance policies).

An evaluation procedure in relation to the Board, individual directors and our senior executives was completed during fiscal 2010. The evaluation of the Board as a whole was facilitated through the use of a questionnaire required to be completed by each director, the results of which were summarized, discussed with the Chairman of the Board and tabled for discussion at a Board Meeting. Similarly each individual director was required to self assess his performance and discuss the results with the Chairman. Individual Director’s performance is evaluated by reference to the Director’s contribution to monitoring and assessing management performance in achieving strategies and budgets approved by the Board (among other things).

A similar process for review of the Board sub-committees has been undertaken.

To ensure management, as well as Board effectiveness, the Remuneration and Nomination Committee has direct responsibility for evaluating the performance of the Chief Executive Officer and other executives. This process involves a formal interview and questionnaire format with results disclosed to the Board.

Internal control, risk management and financial reporting

The Board has overall responsibility for our systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives. It must be recognized, however, that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.

The Board reviews the effectiveness of the internal control systems and risk management on an ongoing basis and monitors risk through the Audit and Risk Management Committee. The Board regularly receives information about our financial position and performance. For annual and half-yearly accounts released publicly, the Chief Executive Officer and the Chief Financial Officer certify to the Board:

•	the accuracy of the accounts and that they represent a true and fair view, in all material respects, of our financial condition and operational results and have been prepared in accordance with applicable accounting standards; and
•	that the representations are based on a system of risk management and internal compliance and control relating to financial reporting which implements the policies adopted by the Board and that those systems are operating efficiently and effectively in all material aspects.

In addition, management has reported to the Board on the effectiveness of the management of our material business risks.

Committees of the Board of Directors

The Board has established two permanent Board committees to assist the Board in the performance of its functions:

•	the Audit and Risk Management Committee; and
•	the Remuneration and Nomination Committee.

Each committee has a charter that sets out its purpose and responsibilities. The committees are described further below.

Audit and Risk Management Committee

The purpose of the Audit and Risk Management Committee is to provide assistance to the Board in its review of:

•	our financial reporting, internal control structure and risk management systems;
•	the internal and external audit functions; and
•	our compliance with legal and regulatory requirements in relation to the above.

The Audit and Risk Management Committee has specific responsibilities in relation to our financial reporting process; the assessment of accounting, financial and internal controls; the appointment of the external auditor; the assessment of the external audit; the independence of the external auditor and setting the scope of the external audit.

Messrs. Datuk Zain Yusuf (Chairman), Amara, Bhatnagar and Tan Sri Anwar are members of the Audit and Risk Management Committee.

Remuneration and Nomination Committee

The purpose of the Remuneration and Nomination Committee is to discharge the Board’s responsibilities relating to the nomination and selection of directors and the compensation of our executives and directors.

The key responsibilities of the Remuneration and Nomination Committee are to:

•	ensure the establishment and maintenance of a formal and transparent procedure for the selection and appointment of new directors to the Board; and
•	establish transparent and coherent remuneration policies and practices, which will enable us to attract, retain and motivate executives and directors who will create value for shareholders and to fairly and responsibly reward executives.

Messrs. Amara (Chairman), Datuk Zain Yusuf, Bhatnagar and Tan Sri Anwar are members of the Remuneration and Nomination Committee.

We have a remuneration policy that sets out the terms and conditions for the Managing Director and other senior executives.

Disclosure policy

We are committed to promoting investor confidence and ensuring that shareholders and the market have equal access to information and are provided with timely and balanced disclosure of all material matters concerning us. Additionally, we recognize our disclosure obligations under applicable law and stock exchange requirements. To assist with these matters, the Board has adopted a Continuous Disclosure Policy and a Shareholder Communication Policy.

The Continuous Disclosure Policy allocates roles to, and sets forth processes for, the Board and management in respect of identifying material information and coordinating disclosure of that information where required by stock exchange rules.

The Shareholder Communication Policy also identifies authorized company spokespersons and platforms we use to communicate effectively with our shareholders. In addition to periodic reporting, we will ensure that all relevant information concerning Mission NewEnergy is placed on our website.

Code of Conduct

The Board has created a framework for our management including internal controls, business risk management processes and appropriate ethical standards.

The Board has adopted practices for maintaining confidence in our integrity including promoting integrity, trust, fairness and honesty in the way employees and directors conduct themselves and our business, avoiding conflicts of interest and not misusing our resources. A formal Code of Conduct has been adopted for all our employees and directors.

Securities Trading Policy

A Securities Trading Policy has been adopted by the Board to set a standard of conduct which demonstrates our commitment to ensuring awareness of the insider trading laws and that employees and directors comply with those laws. The Securities Trading Policy imposes additional share trading restrictions on Directors, senior executives who report directly to the Chief Executive Officer and other executives designed by the Board (“specified persons”).

Under the Securities Trading Policy, specified persons are only permitted to buy and sell securities if they do not possess non-public price sensitive information and trading occurs outside of specified restricted periods. These periods include the month preceding the issue of a prospectus for an offering and the periods commencing on the balance date for the half-year or full year period and ending on the day the results are released for that period. In addition, before a specified person can deal in our securities they must obtain clearance from the appropriate officer, confirming that there is no reason why they cannot trade.

Ownership of Options and Performance rights

The following table sets forth certain information regarding ownership of the Company’s options and performance rights by the officers and directors as of June 30, 2010. The numbers of options and performance rights shown below do not give effect to the 50-1 share consolidation that will occur prior to the date of this prospectus.

Options

	Balance 7/1/2008	Expired	Options Exercised	New issues	Lapsed	Balance 6/30/2010	Total Vested 6/30/2010	Grant date	Exercise price (A$)	Fair value per share at grant date (A$)	Expiration date
Dario Amara	1,000,000	(1,000,000)	—	—	—	—	—	3/31/06	1.20	0.2441	N/A
Datuk Zain Yusuf	500,000	(500,000)	—	—	—	—	—	1/24/06	1.20	0.2441	N/A
Guy Burnett	—	—	—	1,750,000	—	1,750,000	1,750,000	10/19/09	0.17	0.1594	June 30, 2011
James Garton	—	—	—	1,750,000	—	1,750,000	1,750,000	6/25/09	0.17	0.0968	June 30, 2011
Total	1,500,000	(1,500,000)	—	3,500,000	—	3,500,000	3,500,000

Performance rights

	Balance 7/1/2008	New issues	Balance 6/30/2010	Total Vested and unexercised 6/30/2010	Grant date	Fair value per share at grant date (A$)
Guy Burnett – tranche 1	—	1,500,000	1,000,000	200,000	10/19/2009	0.2137
James Garton – tranche 1	—	1,500,000	1,000,000	200,000	6/25/2009	0.1387
James Garton – tranche 2	—	5,000,000	5,000,000	—	03/30/2010	0.2588
Other Senior employees collectively – tranche 1	—	1,200,000	786,667	199,999	6/25/2009	0.1387
Total	—	9,200,000	7,786,667	599,999

PRINCIPAL SHAREHOLDERS

The following table presents certain information regarding the beneficial ownership of our ordinary shares (prior to the proposed share consolidation) based on total issued ordinary shares of 280,594,232 as of September 14, 2010 by:

•	each person known by us (through substantial shareholder notices filed with the Australian Securities Exchange) to be the beneficial owner of more than 5% of our ordinary shares;
•	each of our directors;
•	each of our named executive officers; and
•	all of our current directors and executive officers as a group.

Shareholder(1)	Number of Shares	Percentage
McDermott Industries Ltd(2)	100,000,000	30.24
South Ferry #2 LP, its General Partners Abraham Wolfson and Aaron Wolfson, and its Portfolio Manager Morris Wolfson(3)	50,464,785	16.50
Nathan Mahalingam(4)	27,314,506	9.73
Tiger Global Investment Partners III LP(5)	27,538,461	9.42
James Garton(6)	4,019,166	1.42
Guy Burnett(7)	4,016,666	1.42
Dario Amara	200,000	*
Kalaiselvan Somasundaram	80,000	*
Datuk Zain Yusuf	—	—
Arun Bhatnagar	—	—
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	—	—
Peter Torre	—	—
Nadason Sinnasami	—	—
All directors and executive officers as a group (10 persons)	35,630,338	12.53

*	Represents beneficial ownership of less than 1% of the outstanding ordinary shares of Mission NewEnergy.
(1)	Unless otherwise indicated in the footnotes to the table below, the address for each of the persons listed in the table below is Mission NewEnergy Limited, c/o Prospera Partners, Tempo Offices, Unit B9, 431 Roberts Road, Subiaco, Western Australia 6008, Australia.
(2)	McDermott Industries Ltd holds all of their shares as trustee for Lee Swee Eng. Address is Trident Chambers, PO Box 146, Road Town, Tortola, British Virgin Islands. Includes 50,000,000 warrants exercisable within the next 60 days.
(3)	Address of c/o One State Street Plaza, 29th Floor, New York, New York 1004. Includes 25,172,414 warrants exercisable within the next 60 days.
(4)	Address of Unit 725, 7th Floor Block A, Kelana Centre Point No 3, Jalan Ss 7/19 47301, Pataling Jaya Selangor, Singapore. Includes 24,647,840 shares held by Mission Equities Sdn Bhd., a company in which Nathan Mahalingam, Mission NewEnergy’s Chief Executive Officer, has a 34% pecuniary interest in and is considered a beneficial owner of the shares held by Mission Equities Sdn Bhd.
(5)	Address of c/o Turner & Roulstone Management Ltd, 90 North Church Street, Strathvale House, George Town, Grand Cayman, 2636T, Cayman Islands. Includes 11,538,461 convertible notes that can be converted within the next 60 days.
(6)	Includes 1,750,000 options exercisable within the next 60 days and 200,000 performance rights that can be converted within the next 60 days.
(7)	Includes 1,750,000 options exercisable within the next 60 days and 200,000 performance rights that can be converted within the next 60 days.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each director, executive officer or 5% or more shareholder, as the case may be.

Unless otherwise indicated, to our knowledge, each shareholder possesses sole voting and investment power over the ordinary shares listed, subject to community property laws where applicable. None of our shareholders has different voting rights from other shareholders after the closing of this offer.

The numbers of ordinary shares and options shown in the above table and discussed below are prior to giving effect to the 50-1 share consolidation that will occur prior to the date of this prospectus.

To the best of our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except the beneficial ownership of:

•	McDermott Industries Ltd became a substantial shareholder in fiscal 2010 and as at September 14, 2010 has a shareholding of 17.82%;
•	South Ferry #2 LP, its General Partners Abraham Wolfson and Aaron Wolfson, and its Portfolio Manager Morris Wolfson increased from 0% as at June 30, 2007 to 9.01% as at September 14, 2010;
•	Mission Equities Sdn Bhd decreased from 27.08% at June 30, 2007 to 8.78% as at September 14, 2010; and
•	Tiger Global Investment Partners III LP have decreased from 16.9% at June 30, 2007 to 5.70% as at September 14, 2010.

As of November 30, 2010, we had five holders of record in the United States with a combined holding of 926,414 shares, representing 0.33% of our total outstanding shares as of that date.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, from July 1, 2007 through to June 30, 2010, we did not enter into any transactions or loans between us and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us; (b) associates; (c) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such person is able to exercise significant influence.

Loans

From time to time, we have made loans to or received loans from our wholly owned subsidiaries, including Mission Biotechnologies Sdn Bhd, Mission Biofuels Sdn Bhd and Mission Agro Energy Limited. Loans are repaid regularly and are given on interest free terms.

During fiscal 2009, Nathan Mahalingam, our Chief Executive Officer and a major shareholder, made a short-term unsecured, non-interest bearing working capital loan of A$125,000 to Mission NewEnergy that was repaid in October 2008.

We were not a party to any related party loans in fiscal 2010.

Management rights with subsidiaries

During fiscal 2010, Mission NewEnergy received management fees from both Mission Biotechnologies Sdn Bhd, a 100% owned subsidiary company, in the amount of A$668,000, and Mission Biofuels Sdn Bhd, a 100% owned subsidiary company, in the amount of A$332,000. These transactions were on commercial terms and conditions no more favourable than those available to other parties.

From time to time, we have been involved in transactions with wholly owned and controlled subsidiaries. Such transactions between related parties are on commercial terms and conditions no more favourable than those available to other parties.

Ir Lee Swee Eng

Ir Lee Swee Eng, a Malaysian citizen, is the founding member and the Group Managing Director of KNM, a public company listed on the Main Board of the Bursa Securities Malaysia Berhad. KNM is Mission’s equipment, procurement, construction and commissioning contractor in respect of the Company’s second biodiesel refinery in Malaysia.

On November 17, 2009, Mission issued 50,000,000 units comprising ordinary shares and warrants to Ir Lee Swee Eng. Consideration per share was US$0.145 and the warrants have an exercise price of A$0.30 per share. As part of the placement of units, Ir Lee Swee Eng is able to appoint one executive director to the Board as well as an alternate director.

The expiration date for the warrants is 28 April 2014. If all warrants are exercised, an additional A$15 million will be raised. If at any time on or after 15 April 2012 the immediately preceding 20 trading day volume weighted average price of Mission’s shares is at least A$1.00, Mission may give written notice to Ir Lee Swee Eng that if he does not exercise his warrants within 15 days from the date of such notice, then the warrants would expire on that 15th day.

The rights attaching to the shares issued to Ir Lee Swee Eng are the same as those attaching to the Company’s currently issued shares.

McDermott Industries Ltd, which holds all of their shares as trustee for Lee Swee Eng, could hold up to 30.24% of Mission if all of Ir Lee Swee Eng’s warrants were exercised.

Ir Lee Swee Eng was not paid any compensation or granted any benefits in kind (including contingent or deferred compensation accrued for the year) by Mission for the fiscal year ended June 30, 2010.

During the last 3 years from the date of this prospectus, KNM has been paid a total of 91.5 million Ringgit (US$28.2 million) pursuant to its equipment, procurement, construction and commissioning contractor with Mission in respect of the Company’s second biodiesel refinery in Malaysia.

DESCRIPTION OF SHARE CAPITAL

General

The following description of our ordinary shares is only a summary. We encourage you to read our Constitution which is included as an exhibit to this registration statement of which this prospectus forms a part.

Figures included in this summary do not give effect to the 50-1 share consolidation that will occur prior to the date of this prospectus, pursuant to which every 50 ordinary shares will be consolidated into one ordinary share.

We are a public company incorporated under the laws of Australia. Our corporate affairs are principally governed by our Constitution, the Corporations Act and the ASX Listing Rules. Our ordinary shares trade on the ASX and we are applying to list our ordinary shares on The NASDAQ Global Market.

We do not have a limit on our authorized share capital and do not recognize the concept of par value under Australian law. As at June 30, 2010, we had 275,007,568 ordinary shares outstanding and as at the date of this prospectus, we had (i) 280,594,232 ordinary shares outstanding (in each case excluding outstanding warrants to purchase an aggregate of 150,113,332 ordinary shares at a weighted average exercise price of A$0.30, (ii) A$60,812,499 in aggregate principal amount of convertible notes convertible into an aggregate of 46,778,845 ordinary shares, (iii) outstanding employee options to purchase an aggregate of 3,500,000 ordinary shares at a weighted average exercise price of A$0.30 and (iv) 13,750,003 outstanding employee performance rights, each of which may be exercised or converted into one ordinary share).

Subject to restrictions on the issue of securities in our Constitution, the Corporations Act 2001 and the ASX Listing Rules of the Australian Securities Exchange and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that the board of directors determine.

The rights and restrictions attaching to ordinary shares are derived through a combination of our Constitution, the common law applicable to Australia, the ASX Listing Rules, the Corporations Act and other applicable law. A general summary of some of the rights and restrictions attaching to ordinary shares are summarized below. Each ordinary shareholder is entitled to receive notice of and to be present, to vote and to speak at general meetings.

Changes to Our Share Capital During the Last Three Years

During the last three years to June 30, 2010, the following changes have been made to our ordinary share capital:

In fiscal 2008, we issued 44,060,000 ordinary shares at a price of A$1.00 per share that were formerly restricted shares subject to a 2-year escrow period and 3,221,155 ordinary shares upon the conversion of convertible notes, converted at a share price of A$0.80 per share.

In fiscal 2009, we issued 100,000,000 ordinary shares in a private placement to institutional accredited investors. The ordinary shares were offered at US$0.145 per share and included a warrant with a strike price of A$0.30 and the expiration date for exercise of the warrants is May 1, 2014. However, if at any time on or after April 15, 2012 the immediately preceding 20-trading day volume weighted average price (as published by or derived from the Australian Securities Exchange) is at least A$1.00, we may give written notice to each warrant holder that if the holder does not exercise its warrants within 15 days from the date of the notice, then the warrants would expire on that 15th day. In fiscal 2009, we issued 14,000 ordinary shares upon conversion of performance rights under our Executive Performance Rights Plan.

In fiscal 2010, we issued 30,000,000 ordinary shares in a private placement to institutional accredited investors. The ordinary shares were offered at US$0.265 per share. We also issued 50,000,000 ordinary shares in a private placement to a non-US investor in an offshore transaction. The ordinary shares were offered at US$0.145 per share and included a warrant with strike price of A$0.30 and the expiration date for exercise of the warrants is April 28, 2014. However, if at any time on or after April 15, 2012 the immediately preceding 20-trading day volume weighted average price (as published by or derived from the Australian Securities

Exchange) is at least A$1.00, we may give written notice to the warrant holder that if the holder does not exercise its warrants within 15 days from the date of the notice, then the warrants would expire on that 15th day. Additionally, we issued 252,414 ordinary shares upon the exercise of warrants and 519,999 ordinary shares were issued upon conversion of performance rights under our Executive Performance Rights Plan.

Since June 30, 2010 we have issued 5,586,664 ordinary shares upon conversion of performance rights under our Executive Performance Rights Plan.

Our Constitution

We are a public company limited by shares registered under the Corporations Act by the Australian Securities and Investments Commission, or ASIC. Our constituent document is a Constitution, which is similar in nature to the by-laws of a company incorporated under the laws of a U.S. state. Our Constitution does not provide for or prescribe any specific objectives or purposes of Mission NewEnergy. Our Constitution is subject to the terms of the ASX Listing Rules and the Corporations Act. Our Constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

Under Australian law, a company has the legal capacity and powers of an individual both inside and outside Australia. The material provisions of our Constitution are summarized below. This summary is not intended to be complete, nor to constitute a definitive statement of the rights and liabilities of our shareholders and is qualified in its entirety by reference to the Constitution, which is available on request.

Directors

Interested Directors

Except where permitted by the Corporations Act, a director may not vote in respect of any contract or arrangement in which the director has, directly or indirectly, any material interest according to our Constitution. Such director must not be counted in a quorum, must not vote on the matter and must not be present at the meeting while the matter is being considered.

Unless a relevant exception applies, the Corporations Act requires directors of Mission NewEnergy to provide disclosure of certain interests and prohibits directors of companies listed on the ASX from voting on matters in which they have a material personal interest and from being present at the meeting while the matter is being considered. In addition, the Corporations Act and the ASX Listing Rules require shareholder approval of any provision of related party benefits to our directors.

Directors’ Compensation

Our directors are paid remuneration for their services as directors, which is determined in a general meeting of shareholders. The aggregate, fixed sum for directors’ remuneration is to be divided among the directors in such proportion as the directors themselves agree, and in accordance with our Constitution. The fixed sum remuneration for directors may not be increased except at a general meeting of shareholders and the particulars of the proposed increase are required to have been provided to shareholders in the notice convening the meeting. In addition, executive directors may be paid remuneration as employees of Mission NewEnergy.

Pursuant to our Constitution any director who devotes special attention to our business or who otherwise performs services which in the opinion of our Board are outside the scope of the ordinary duties of a director may be paid extra remuneration which is determined by the Board.

In addition to other remuneration provided in our Constitution, all directors are entitled to be paid by us for reasonable travel accommodation and other expenses incurred by the directors in attending company meetings, board meetings, committee meetings or while engaged on our business.

Additionally in accordance with our Constitution, a director may be paid a retirement benefit as determined by the Board subject to the limits set out in the Corporations Act and the ASX Listing Rules.

Borrowing Powers Exercisable by Directors

Pursuant to our Constitution, the management and control of our business affairs are vested in our Board. The Board has the power to raise or borrow money. The Board may also charge any of our property or business or any uncalled capital and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

Retirement of directors

Pursuant to our Constitution, one third of directors other than the director who is the Chief Executive Officer, must retire from office at every annual general meeting. If the number of directors is not a multiple of three then the number nearest to but not less than one third must retire from office. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. A director, other than the director who is the Chief Executive Officer, must retire from office at the conclusion of the third annual general meeting after which the director was elected.

Share Qualifications

Our Constitution provides that we may fix a share qualification for our directors in general meeting. However, there are currently no requirements for directors to own our shares in order to qualify as directors.

Rights and Restrictions on Classes of Shares

Subject to the Corporations Act and the ASX Listing Rules, rights attaching to our shares are detailed in our Constitution. Our Constitution provides that any of our shares may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, payment of calls or otherwise as the Board may determine from time to time. Except as provided by contract or by our Constitution to the contrary, all unissued shares are under the control of the Board which may grant options on the shares, allot or otherwise dispose of the shares on the terms and conditions and for the consideration it deems fit. Currently our outstanding share capital consists of only one class of ordinary shares.

Dividend Rights

The Board may from time to time determine to pay dividends to shareholders. All unclaimed dividends may be invested or otherwise made use of by the Board for our benefit until claimed or otherwise disposed of in accordance with our Constitution.

Voting Rights

Under our Constitution, each shareholder has one vote determined by a show of hands at a meeting of the shareholders. On a poll vote each shareholder shall have one vote for each fully paid share and a fractional vote for each share which is not fully paid, such fraction being equivalent to the proportion of the amount which has been paid to such date on that share. Under Australian law, shareholders of a public company are not permitted to approve corporate matters by written consent. Our Constitution does not provide for cumulative voting.

Right to Share in our Profits

Subject to the Corporations Act and pursuant to our Constitution, our shareholders are entitled to participate in our profits only by payment of dividends. The Board may from time to time determine to pay dividends to the shareholders, however no dividend is payable except out of our profits. A declaration by the Board as to the amount of our profits is conclusive.

Rights to Share in the Surplus in the Event of Liquidation

Our Constitution provides for the right of shareholders to participate in a surplus in the event of our liquidation. In certain circumstances, any division may be otherwise than in accordance with the legal rights of the contributories, and in particular, any class may be given preferential or special rights or may be excluded altogether or in part from participation in a surplus in the event of liquidation.

Redemption Provisions

There are no redemption provisions in our Constitution in relation to ordinary shares. Under our Constitution and subject to the Corporations Act, any preference shares may be issued on the terms that they are, or may at our option be, liable to be redeemed.

Sinking Fund Provisions

There are no sinking fund provisions in our Constitution in relation to ordinary shares.

Liability for Further Capital Calls

According to our Constitution, the Board may make any calls from time to time upon shareholders in respect of all monies unpaid on partly-paid shares, subject to the terms upon which any of the partly-paid shares have been issued. Each shareholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the Board. Calls may be made payable by instalment.

Provisions Discriminating Against Holders of a Substantial Number of Shares

There are no provisions under our Constitution discriminating against any existing or prospective holders of a substantial number of our shares.

Variation of Share Rights

Our Constitution provides that, unless otherwise provided by the terms of issue of the shares of such class, the rights attaching to any class of shares may, subject to the ASX Listing Rules, be varied with the consent in writing of members with at least 75% of the votes in the class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class. These conditions are not more significant than that required by the Corporations Act.

General Meetings of Shareholders

General meetings of shareholders may be called by the Board. Except as permitted under the Corporations Act, shareholders may not convene a meeting. Under the Corporations Act, shareholders with at least 5% of the votes which may be cast at a general meeting may call and arrange to hold a general meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting or at least 100 shareholders who are entitled to vote at the general meeting. Twenty-eight days notice of the proposed meeting of our shareholders is required under the Corporations Act.

According to our Constitution, the chairman of the general meeting may refuse admission to or exclude from the meeting, any person who is in possession of a picture recording or sound recording device, in possession of a placard or banner, in possession of an object considered by the chairman to be dangerous, offensive or liable to cause disruption, any person who refuses to produce or permit examination of any object, any person who behaves or threatens to behave in a dangerous, offensive or destructive manner, or any person who is not a director or one of our auditors, one of our shareholders or a proxy, attorney or representative of one of our shareholders.

Foreign Ownership Regulation

There are no limitations on the rights to own securities imposed by our Constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth of Australia). Generally this Act applies to acquisitions or proposed acquisitions:

•	by a foreign person, as defined in the Foreign Acquisitions and Takeovers Act, or associated foreign persons which would result in such persons having an interest in 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company; and
•	by non-associated foreign persons which would result in such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the Act, the Australian Federal Treasurer may order the divestiture of such person’s shares or interest in shares in the company. The Australian Federal Treasurer may order divestiture pursuant to the Act if he determines that the acquisition has resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the company and that such control is contrary to the national interest.

Ownership Threshold

There are no provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial shareholder to notify us and the Australian Securities Exchange once a 5% interest in our shares is obtained. Further, once a shareholder owns a 5% interest in us, such shareholder must notify us and the Australian Securities Exchange of any increase or decrease of 1% or more in its holding of our shares. Upon becoming a US public company, our shareholders will be subject to additional disclosure requirements, including those required by US federal securities laws.

Issues of shares and Change in Capital

Subject to our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine. Our power to issue shares includes the power to issue bonus shares (for which no consideration is payable to Mission NewEnergy), preference shares and partly paid shares.

Subject to the requirements of our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital (provided that the reduction is fair and reasonable to our shareholders as a whole, and does not materially prejudice our ability to pay creditors) or buy-back our shares whether under an equal access buy-back or on a selective basis.

Change of Control

Takeovers of listed Australian public companies, such as Mission NewEnergy, are regulated by, amongst other things, the Corporations Act which prohibits the acquisition of a relevant interest in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s voting power in the company increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

Generally, and without limitation, a person will have a relevant interest in securities if they:

•	are the holder of the securities;
•	have power to exercise, or control the exercise of, a right to vote attached to the securities; or
•	have the power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct power or control).

If at a particular time a person has a relevant interest in issued securities and the person:

•	has entered or enters into an agreement with another person with respect to the securities;
•	has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities; or
•	has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities,

and the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised, the other person is taken to already have a relevant interest in the securities.

There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:

•	when the acquisition results from the acceptance of an offer under a formal takeover bid;

•	when the acquisition is conducted on market by or on behalf of the bidder under a takeover bid and the acquisition occurs during the bid period;
•	when shareholders of the company approve the takeover by resolution passed at general meeting;
•	an acquisition by a person if, throughout the 6 months before the acquisition, that person, or any other person, has had voting power in the company of at least 19% and as a result of the acquisition, none of the relevant persons would have voting power in the company more than 3 percentage points higher than they had 6 months before the acquisition;
•	as a result of a rights issue;
•	as a result of dividend reinvestment schemes;
•	as a result of underwriting arrangements;
•	through operation of law;
•	an acquisition which arises through the acquisition of a relevant interest in another listed company;
•	arising from an auction of forfeited shares; or
•	arising through a compromise, arrangement, liquidation or buy-back.

Breaches of the takeovers provisions of the Corporations Act are criminal offences. ASIC and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions including the ability to make orders canceling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defenses to breaches of the takeovers provisions provided in the Corporations Act.

Proportional Takeovers

Our Constitution indicates that where offers to purchase our shares have been made under a proportional takeover scheme, we are prohibited from registering, other than where a transfer is effected in accordance with the takeover provisions (if any) under the ASTC Settlement Rules, a transfer which would give effect to the contract resulting from the acceptance of such an offer unless and until a resolution to approve the proportional takeover scheme is approved at a meeting by the persons entitled to vote on such resolution. The offeror or an associate of the offeror is not entitled to vote on such resolution. A person, other than an offeror or associate of the offeror, who, as at the end of the day in which the first offer under the proportional takeover scheme was made, held shares in that class of shares, is entitled to one vote for each of the shares held in that class.

Access to and Inspection of Documents

Inspection of our records is governed by the Corporations Act. Any member of the public has the right to inspect or obtain copies of our registers on the payment of a prescribed fee. Shareholders are not required to pay a fee for inspection of our registers or minute books of the meetings of shareholders. Other corporate records including minutes of directors meetings, financial records and other documents are not open for inspection by shareholders. Where a shareholder is acting in good faith and an inspection is deemed to be made for a proper purpose, a shareholder may apply to the court to make an order for inspection of our books.

CHESS

We participate in the electronic transfer system known as the Clearing House Electronic Sub-Register System, or CHESS, operated by ASX Settlement and Transfer Corporation Pty Limited, or ASTC. ASTC provides settlement services for ASX markets to assist participants and issuers to understand the operation of the rules and procedures governing settlement facilities. CHESS is an automated, electronic transfer and settlement system with no requirement for physical title or transfer documents. Accordingly, the legal registered record of holding balances for our CHESS-approved shares are recorded on either of the electronic CHESS sub-register or the electronic issuer sponsored sub-register, which together form the complete company register. We do not issue share certificates to shareholders. Instead, we provide shareholders with a holding statement (similar to a bank account statement) that sets out the number of ordinary shares registered in each shareholder’s name. This statement also advised shareholders of their holder identification number or shareholder reference number and relevant particulars. If a shareholding changes during any month, shareholders will receive a statement after the end of that month. Shareholders may also request statements at any other time (subject to payment of a small administration fee).

Exemptions from certain NASDAQ Corporate Governance Rules

Subject to certain exceptions, The NASDAQ Stock Market Inc., or Nasdaq, permits foreign private issuers to follow home country governance practices in lieu of the practices mandated by Nasdaq rules, provided that the foreign private issuer furnishes Nasdaq with a letter from home country counsel confirming that the practices that will be followed are not prohibited by home country law. Set forth below is a brief description of certain Nasdaq requirements and the Australian corporate practice or the Australian Securities Exchange requirement that we intend to follow in lieu of the Nasdaq rule. We will furnish Nasdaq with a letter from our Australian counsel confirming that each of the practices we intend to follow is not prohibited by Australian law or the ASX Listing Rules.

•	We seek exemption from Nasdaq’s independence requirements for a majority of the Board. The ASX Listing Rules does not require us to have a majority of independent directors although ASX Corporate Governance Principles do recommend a majority of independent directors. During fiscal 2010, we did, however, have a majority of directors who were “independent” as defined in the Australian Securities Exchange Corporate Governance Principles, which definition differs from Nasdaq’s definition. Accordingly, because Australian law and generally accepted business practices in Australia regarding director independence differ to Nasdaq’s independence requirements, we seek to claim this exemption.
•	We seek exemption from the Nasdaq requirement that independent directors have regularly scheduled meetings at which only independent directors are present. Neither Australian law nor the ASX Listing Rules require executive sessions of the independent directors. Accordingly, we seek to claim this exemption.
•	We seek exemption from Nasdaq’s quorum requirements applicable to meetings of shareholders. Consistent with Australian law, our Constitution provides that five shareholders present shall constitute a quorum for a general meeting. Nasdaq requires that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting common stock. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ to Nasdaq’s quorum requirements, we seek to claim this exemption.
•	We seek exemption from the Nasdaq requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ to the Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of our issued share capital in any 12 month period (but in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules), and (iii) directors or their associates acquiring securities under an employee incentive plan. Generally accepted business practices in Australia also provide for plans involving the issue of shares to directors and employees being capped at no more than 5% of the total number of shares on issue. Our discretionary share option scheme applies this 5% cap. Due to differences between Australian law and rules and the Nasdaq shareholder approval requirements, we seek to claim this exemption.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our ordinary shares in the public market in the United States, including ordinary shares issued upon exercise of outstanding options or warrants, or the possibility of such sales, could negatively affect the market price in the United States of our ordinary shares and our ability to raise equity capital in the future.

Upon the completion of this offering (and after giving effect to the 50-1 share consolidation that will occur prior to the date of this prospectus), we will have        outstanding ordinary shares, assuming no exercise of the underwriters’ option to purchase additional ordinary shares.

All of the ordinary shares sold in the offering will be freely transferable in the United States by persons other than our “affiliates”, as that term is defined in Rule 144 under the Securities Act of 1933. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

Ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

Lock-up Agreements

Mission NewEnergy and our directors and executive officers and certain major shareholders have agreed that, subject to specific exceptions, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, announce the intention to sell, contract to sell, sell any option or contract to purchase;
•	purchase any option or contract to sell, grant or exercise any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares or any securities convertible into or exercisable or exchangeable for shares; or
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares, whether any such transaction described above is to be settled by delivery of shares or such other securities, in cash or otherwise, or file or cause to be filed any registration statement relating to the offering of, or, in the case of each shareholder, make any demand for or exercise any registration right in respect of, any shares or any securities convertible into or exercisable or exchangeable for shares.

The restrictions described in the preceding paragraph do not apply to:

•	an aggregate of 100,000 ordinary shares (after giving effect to the 50-1 share consolidation that will be effected prior to the date of this prospectus, pursuant to which every 50 ordinary shares will be consolidated into one ordinary share) held by Guy Burnett and James Garton that are excluded from their lock-up agreements;
•	the sale of shares to the underwriters;
•	the issuance by us of shares, effective upon the completion of this offering, upon the exercise of options or the conversion of securities outstanding on the date of this prospectus; or
•	the grant by us of share options under our Employee Option Plan.

In addition, in the case of each provider of a lock-up agreement other than Mission NewEnergy, the restrictions described above do not apply to:

•	transactions relating to shares acquired in open market transactions after the completion of this offering;
•	the exercise of share options outstanding on the date of this prospectus, provided that shares issued upon such exercise shall be subject to the restrictions described above; or

•	distributions by such person of shares to limited partners or general partners of such person, provided that such distributee agrees to be bound by the restrictions described above.

The up to 180-day lock-up period is subject to adjustment under certain circumstances. The underwriters do not have any agreements or understandings, tacit or explicit, or any present intent to release the lock-ups early.

Rule 144

In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned “restricted securities” within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned “restricted securities” for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares. Upon completion of this offering we will have    outstanding ordinary shares which are restricted securities.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1.0% of the number of our ordinary shares then outstanding; or
•	the average weekly reported trading volume of our ordinary shares on The NASDAQ Global Market during the four calendar weeks proceeding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 of the Securities Act by persons who are deemed to be our affiliates are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. holders, as defined below, of the acquisition, ownership and disposition of ordinary shares. This discussion is based on the laws in force as at the date of this registration statement, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ordinary shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

This summary does not describe U.S. federal estate and gift tax considerations, or any state and local tax considerations within the United States, and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire or dispose of ordinary shares. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than or in addition to the United States and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

U.S. Federal Income Tax Considerations

In this section, we discuss material U.S. federal income tax considerations applicable to an investment in ordinary shares by a U.S. holder, as defined below, that will hold the ordinary shares as capital assets within the meaning of Section 1221 of the Code. We do not discuss the tax consequences to any particular holder nor any tax considerations that may apply to holders subject to special tax rules, such as banks, insurance companies, individual retirement and other tax-deferred accounts, regulated investment companies, individuals who are former U.S. citizens or former long-term U.S. residents, dealers in securities or currencies, tax-exempt entities, persons subject to the alternative minimum tax, persons that hold ordinary shares as a position in a straddle or as part of a hedging, constructive sale or conversion transaction for U.S. federal income tax purposes, persons that have a functional currency other than the U.S. dollar, persons that own (directly, indirectly or constructively) 10% or more of our equity or persons that are not U.S. holders.

This section is based on the Code, income tax regulations issued under the Code, and judicial and administrative interpretations of the Code, all as of the date of this registration statement. All of the foregoing are subject to change at any time, and any change could be applied retroactively. In that event, the U.S. federal income tax consequences of investing in the ordinary shares could differ materially from those described below.

In this section, a “U.S. holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;
•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

As used in this section, a “non-U.S. holder” is a beneficial owner of ordinary shares that is not a U.S. holder or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that will hold ordinary shares should consult their tax advisors.

You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of ordinary shares in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.

Dividends

Subject to the passive foreign investment company rules, discussed below, U.S. holders will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of ordinary shares, with respect to ordinary shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income at the time of receipt. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits, as so determined, the excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the ordinary shares and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be reported as dividend income for U.S. information reporting purposes. See “Backup Withholding Tax and Information Reporting” below. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate shareholders.

For taxable years beginning before January 2013, subject to the passive foreign investment company rules, certain dividends received by an individual U.S. holder (as well as certain trusts and estates) from a “qualified foreign corporation” are eligible for a preferential U.S. federal income tax rate (15%), subject to certain minimum holding period requirements and other limitations. A foreign corporation may be a “qualified foreign corporation” if (i) its ordinary shares are readily tradable on an established securities market in the United States; or (ii) it is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Secretary of Treasury determines is satisfactory for this purpose and which includes an exchange of information program. We expect to be considered a qualified foreign corporation with respect to our ordinary shares because we believe we are eligible for the benefits under the Double Taxation Convention between Australia and the United States and because our ordinary shares will be listed on the NASDAQ. Accordingly, dividends we pay generally should be eligible for the reduced income tax rate. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid. U.S. holders should consult their own tax advisers.

Includible distributions paid in Australian dollars, including any Australian withholding taxes, will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of actual or constructive receipt, the tax basis of the U.S. holder in those Australian dollars will be equal to their U.S dollar value on that date and, as a result, a U.S. holder generally should not be required to recognize any foreign exchange gain or loss.

If Australian dollars so received are not converted into U.S. dollars on the date of receipt, the U.S. holder will have a basis in the Australian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to such U.S. holder and generally such gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends received by a U.S. holder with respect to ordinary shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends will be categorized as “passive” or “general” income depending on a U.S. holder’s circumstance.

Subject to certain complex limitations, a U.S. holder generally will be entitled, at its option, to claim either a credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Australian taxes withheld by us. If a U.S. holder elects to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld by us for a particular taxable year, the election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. holder in the particular taxable year.

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “Australian Tax Considerations — Taxation of Dividends.”

Sale or Exchange of Ordinary Shares

Subject to the passive foreign investment company rules, discussed below, a U.S. holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of ordinary shares equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. This gain or loss recognized on a sale, exchange or other disposition of ordinary shares will generally be long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year. Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ordinary shares. See “Australian Tax Considerations — Tax on Sales or other Dispositions of Shares.”

Passive Foreign Investment Company Considerations

The Code provides special, generally adverse, rules regarding certain distributions received by U.S. holders with respect to, and sales, exchanges and other dispositions, including pledges, of shares of stock of, a passive foreign investment company, or PFIC. A foreign corporation will be treated as a PFIC for any taxable year if at least 75% of its gross income for the taxable year is passive income or at least 50% of its gross assets during the taxable year, based on a quarterly average and generally by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from assets that produce passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

The determination of whether or not we are a PFIC is a factual determination that must be determined annually at the close of each taxable year. Based on our business results for the last fiscal year and composition of our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended June 30, 2010. Similarly, based on our business projections and the anticipated composition of our assets for the current and future years, we do not expect that we will be a PFIC for the taxable year ended June 30, 2011. If our actual business results do not match our projections, it is possible that we may become a PFIC in the current or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. holder holds ordinary shares, any “excess distribution” that the holder receives and any gain realized from a sale or other disposition (including a pledge) of such ordinary shares will be subject to special tax rules, unless the holder makes a mark-to-market election or qualified electing fund election as discussed below. Any distribution in a taxable year that is greater than 125% of the average annual distribution received by a U.S. holder during the shorter of the three preceding taxable years or such holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares;
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
•	the amount allocated to each other year will be subject to income tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) realized on the transfer of the ordinary shares cannot be treated as capital gains, even if the ordinary shares are held as capital assets. In addition, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013 if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If we are a PFIC for any taxable year during which any of our non-United States subsidiaries is also a PFIC, a U.S. holder of ordinary shares during such year would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. You should consult your tax advisors regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

Under recently enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. shareholder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you as a result of our status as a PFIC.

A U.S. holder may avoid some of the adverse tax consequences of owning shares in a PFIC by making a “qualified electing fund” election. The availability of this election with respect to our ordinary shares requires that we provide information to shareholders making the election. We do not intend to provide you with the information you would need to make or maintain a qualified electing fund election and you will, therefore, not be able to make such an election with respect to your ordinary shares.

Alternatively, a U.S. holder owning marketable stock in a PFIC may make a mark-to-market election to elect out of the tax treatment discussed above. If a valid mark-to-market election for the ordinary shares is made, the electing U.S. holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the holder’s taxable year over the adjusted basis in such ordinary shares. The U.S. holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the holder’s taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. holder’s income for prior taxable years. Amounts included in the U.S. holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. The tax basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. A mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on an applicable exchange or the Internal Revenue Service (“IRS”) consents to the revocation of the election.

The mark-to-market election is available only for stock which is regularly traded on (i) a national securities exchange that is registered with the U.S. Securities and Exchange Commission, (ii) NASDAQ, or (iii) an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. We expect that the ordinary shares will be listed on the NASDAQ and, consequently, we expect that, assuming the ordinary shares are so listed and are regularly traded, the mark-to-market election would be available to you were we to be or become a PFIC.

U.S. holders are urged to contact their own tax advisors regarding the determination of whether we are a PFIC and the tax consequences of such status.

Recent Legislation

Recently enacted legislation requires certain U.S. Holders who are individuals, estates, or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, recent legislation requires certain U.S. Holders who are individuals to report information relating to an interest in our ordinary shares, subject to certain exceptions. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this tax legislation on their ownership and disposition of our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

U.S. holders that are “exempt recipients” (such as corporations) generally will not be subject to U.S. backup withholding tax and related information reporting requirements on payments of dividends on, and the proceeds from the disposition of, ordinary shares unless, when required, they fail to demonstrate their exempt status. Other U.S. holders (including individuals) generally will be subject to U.S. backup withholding tax at the applicable statutory rate, currently 28%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares if they fail to furnish their correct taxpayer identification number or otherwise fail to comply with applicable backup withholding requirements. Information reporting requirements generally will apply to payments of dividends on, and the proceeds from the disposition of, ordinary shares to a U.S. holder that is not an exempt recipient. U.S. holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability. A U.S. holder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

U.S. holders are urged to contact their own tax advisors as to their qualification for an exemption from backup withholding tax and the procedure for obtaining this exemption.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ordinary shares. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

Australian Tax Considerations

In this section, we discuss the material Australian income tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares. This discussion is based upon existing Australian tax law as of the date of this registration statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the shares. This summary is based upon the premise that the holder is not an Australian tax resident.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be ‘franked’ to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable to non-Australian resident shareholders that are not operating from an Australian permanent establishment (Foreign Shareholders) will be subject to dividend withholding tax, to the extent the dividends are not foreign sourced and declared to be conduit foreign income (CFI) and are unfranked. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not CFI paid by us to which a resident of the United States is beneficially entitled is limited to 15%.

If a company that is a non-Australian resident shareholder owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to nil.

Tax on Sales or other Dispositions of Shares — Capital gains tax

Foreign Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last 2 years.

Foreign Shareholder who, together with associates, owns a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain shareholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares — Shareholders Holding Shares on Revenue Account

Some Foreign shareholders may hold shares on revenue rather than on capital account, for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 29%. Some relief from Australian income tax may be available to such non-Australian resident shareholders under the Double Taxation Convention between the United States and Australia.

To the extent an amount would be included in a non-Australian resident shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a shareholder were a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No stamp duty is payable by Australian residents or foreign residents on the trading of shares that are quoted on the ASX or NASDAQ.

Australian Death Duty

Australia does not have estate or death duties. As a general rate, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax (as discussed above).

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement, dated       , 2011, we have agreed to sell to each of the underwriters named below, and each of the underwriters, for which Chardan Capital Markets, LLC and Rodman & Renshaw, LLC are acting as representatives, have severally, and not jointly, agreed to purchase on a firm commitment basis the number of ordinary shares offered in this offering set forth opposite their respective names below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. The address of Chardan Capital Markets, LLC is 17 State Street, Suite 1600, New York, NY 10004. The address of Rodman & Renshaw, LLC is 1251 Avenue of the Americas, 20th Floor, New York, New York 10020.

Name	Number of Ordinary Shares
Chardan Capital Markets, LLC
Rodman & Renshaw, LLC
Total

Nature of Underwriting Commitment

The underwriting agreement provides that the underwriters are committed to purchase on a several but not joint basis all ordinary shares offered in this offering, other than those covered by the over-allotment option described below, if the underwriters purchase any of these securities. The underwriting agreement provides that the obligations of the underwriters to purchase the ordinary shares offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to the authorization and the validity of the ordinary shares being accepted for listing on The NASDAQ Global Market and to various other customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions of our counsel.

State Blue Sky Information

We intend to offer and sell the ordinary shares offered hereby to retail customers and institutional investors in all 50 states. However, we will not make any offer of these securities in any jurisdiction where the offer is not permitted.

Pricing of Securities

The underwriters have advised us that they propose to offer the ordinary shares directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers that are members of the Financial Industry Regulatory Authority (FINRA), at such price less a concession not in excess of US$   per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of US$   per share to certain brokers and dealers. After this offering, the offering price and concessions and discounts to brokers and dealers and other selling terms may from time to time be changed by the underwriters. These prices should not be considered an indication of the actual value of our ordinary shares and are subject to change as a result of market conditions and other factors. No variation in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

Our ordinary shares are listed in Australia on the ASX under the symbol “MBT”. We have applied for listing of our ordinary shares on The NASDAQ Global Market under the symbol “MNEL”, which listing we expect to occur immediately prior to the date of this prospectus.

The initial public offering price for the ordinary shares will be determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price of the ordinary shares include:

•	the current and recent trading prices of our ordinary shares on the ASX;
•	the information in this prospectus and otherwise available to the underwriters;
•	the history and the prospects for the industry in which we will compete;
•	our current financial condition and the prospects for our future cash flows and earnings;
•	the general condition of the global economy and the securities markets at the time of this offering;
•	the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and
•	the public demand for our ordinary shares in this offering.

We cannot be sure that the initial public offering price will correspond to the price at which our ordinary shares will trade in the public market following this offering or that an active trading market for our ordinary shares will develop and continue after this offering.

Underwriting Compensation

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us, assuming a US$   offering price. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

	Per Ordinary Share	Total
		Without Over-Allotment	With Over-Allotment
Public offering price	US$	US$	US$
Underwriting discount(1)	US$	US$	US$
Non-accountable expense allowance(2)	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$

(1)	Underwriting discount is US$ per share (7.0% of the price of the ordinary shares sold in the offering).
(2)	The non-accountable expense allowance of 1% is not payable with respect to the ordinary shares sold upon exercise of the underwriters’ over-allotment option.

We estimate that the total expenses of this offering, excluding the underwriters’ discount and the non-accountable expense allowance, are approximately US$    .

We have also agreed to pay all of our expenses relating to this offering, including (i) the fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed US$5,000 per individual, (ii) the US$16,000 cost of using third party book building, prospectus tracking and compliance software for the offering, (iii) the underwriters actual “road show” expenses and (iv) all reasonable out-of-pocket expenses (including fees and expenses of underwriters’ counsel and other independent experts retained by underwriters) incurred by the underwriters in connection with this offering, subject to the written approval by us for aggregate costs above US$250,000.

Over-allotment Option

We have granted a 45-day option to the representatives of the underwriters to purchase additional ordinary shares up to an additional 15% of ordinary shares sold in the offering (     additional ordinary shares) solely to cover over-allotments, if any, at the same price as the initial ordinary shares offered. If the underwriters fully exercise the over-allotment option, the total public offering price, underwriting fees and expenses and net proceeds (before expenses) to us will be US$      , US$      , and US$      , respectively.

Lock-ups

Upon completion of this offering, we expect that we will have agreed that, subject to specified exceptions, without the prior written consent of the representatives, we will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, our ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;
•	file or cause to be filed any registration statement with the SEC relating to the offering of any of our ordinary shares (other than our ordinary shares offered hereby) or any securities convertible into or exercisable or exchangeable for our ordinary shares; or
•	enter into any swap or other arrangement that transfers to any other person, in whole or in part, any of the economic consequences of ownership of our ordinary shares;

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

The restrictions described above with respect to us do not apply to issuances of our ordinary shares and other convertible securities to employees, directors, consultants or pursuant to share option plans or performance rights plans approved by the board of directors prior to the date of the underwriting agreement.

In addition, upon completion of this offering, each of our officers and directors and certain stockholders will have agreed that, subject to specified exceptions, without the prior written consent of the underwriters acting jointly through the representatives, they will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

•	offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares; or
•	make any demand for or exercise any right with respect to, the registration of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraphs do not apply to:

•	an aggregate of 100,000 ordinary shares held by two officers of Mission NewEnergy that are excluded from their respective lock-up agreements;
•	the sale by us of ordinary shares to the underwriter in connection with the offering;
•	options issued pursuant to employee benefit plans;
•	transactions by any person other than us relating to ordinary shares or other securities convertible or exchangeable into ordinary shares acquired in open market transactions after the completion of the offering of the ordinary shares; or
•	the transfer of ordinary shares or any security convertible or exchangeable into ordinary shares as a bona fide gift, as a distribution to general or limited partners, stockholders, members or affiliates of our stockholders, or by will or intestate succession to a member of the immediate family of our stockholders, or to a trust for the benefit of such immediate family member.

With respect to the last bullet, it shall be a condition to the transfer or distribution that the donor or transferor provide prior written notice of such transfer or distribution to the representatives, the donee or transferee execute a copy of the lock-up agreement, no filing by any donee or transferee with the SEC shall be required or shall be made voluntarily in connection with such transfer or distribution, other than a filing on Form 5, and no such transfer or distribution may include a disposition for value.

The 180-day restricted periods described in the preceding paragraphs will be extended if:

•	during the last 17 days of the restricted period we issue an earnings release or material news or a material event relating to us occurs; or
•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the up to 180-day restricted period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The underwriter representatives may consent to an early release from the lock-up periods if, in its opinion, the market for the ordinary shares would not be adversely impacted by sales and in cases of a financial emergency of an officer, director or other stockholder. We are unaware of any officer or director who intends to ask for consent to dispose of any of our equity securities during the relevant lock-up periods.

Other Terms

A prospectus in electronic format may be made available on a web site maintained by the underwriters, and the underwriters may distribute prospectuses electronically.

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the ordinary shares being offered. The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

Stabilization

In order to facilitate this offering of our ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. Specifically, the underwriters may sell more ordinary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or by purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of ordinary shares compared to the price available under the over-allotment option. The underwriters may also sell ordinary shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of our ordinary shares, the underwriters may bid for and purchase ordinary shares in the open market. Finally, the underwriter may reclaim selling concessions allowed for distributing ordinary shares in the offering if the syndicate repurchases previously distributed ordinary shares to cover syndicate short positions or to stabilize the price of our ordinary shares. These activities may raise or maintain the market price of our ordinary shares above independent market levels or prevent or retard a decline in the market price of our ordinary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Past Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Other than this offering, the only material relationships the underwriters have with us are (1) Chardan Capital Markets acted as placement agent for the placement of our ordinary shares in 2009 and 2010 and received placement agent fees of $1,222,695 and $677,106, respectively, and (2) pursuant to an engagement letter, Chardan Capital Markets provides certain financial and M&A advisory services to us for monthly fee of $15,000 and the reimbursement of expenses.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each of Belgium, Denmark, Luxembourg, Germany and the Netherlands, which have implemented the European Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ordinary shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000, as shown in its last annual or consolidated accounts; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Mission NewEnergy and the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by Mission NewEnergy of a prospectus pursuant to Article 3 of the Prospectus Directive.

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the ordinary shares under this prospectus is only made to persons to whom it is lawful to offer the ordinary shares without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the ordinary shares sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the expenses, excluding underwriting discounts, that are expected to be incurred in connection with the offer and sale of the ordinary shares by us.

US$
SEC registration fee	1,426
The NASDAQ Global Market listing fee	125,000
Financial Industry Regulatory Authority Inc. filing fee	2,500
Printing expenses	35,000
Legal fees and expenses	490,000
Accounting fees and expenses	100,000
Miscellaneous	428,574
Total	1,182,500

Expenses for the offering will be borne by us.

LEGAL MATTERS

The validity of the ordinary shares to be issued in this offering will be passed upon for us by Baker & McKenzie. Certain legal matters as to the U.S. federal law and New York State law in connection with this offering will be passed upon for us by Baker & McKenzie. Certain U.S. tax legal matters in connection with this offering will be passed upon for us by Baker & McKenzie LLP. Certain legal matters as to the U.S. federal law and New York State law in connection with this offering will be passed upon for the underwriters by DLA Piper LLP (US).

EXPERTS

Grant Thornton Audit Pty Ltd, an independent registered public accounting firm, has audited our consolidated financial statements for the fiscal years ended June 30, 2010, 2009 and 2008, as set forth in their report. Mission’s management have prepared the financial statements included in the prospectus and elsewhere in this registration statement in reliance upon the report of Grant Thornton Audit Pty Ltd, and upon the authority of the firm as experts in accounting and auditing. Management is solely responsible for the contents of the financial statements.

The liability of Grant Thornton Audit Pty Ltd with respect to claims arising out of their reports is subject to the limitations set forth in the Professional Standards Act 1997 (Western Australia) and The Institute of Chartered Accountants in Australia (Western Australia) Scheme adopted by The Institute of Chartered Accountants in Australia and approved by the Professional Standards Council of Western Australia pursuant to the Professional Standards Act. The Professional Standards Act and the Western Australia Accountants Scheme may limit the liability of Grant Thornton Audit Pty Ltd for damages with respect to certain civil claims arising in, or governed by the laws of Western Australia directly or vicariously from anything done or omitted in the performance of their professional services to Mission NewEnergy, including Grant Thornton Audit Pty Ltd audits of Mission NewEnergy’s consolidated financial statements, to the lesser of (in the case of audit services) ten times the reasonable charge for the service provided and a maximum liability for audit work of A$75 million. The limit does not apply to claims for breach of trust, fraud or dishonesty.

These limitations of liability may limit recovery upon the enforcement in Australian courts of any judgment under U.S. or other foreign laws rendered against Grant Thornton Audit Pty Ltd based on or related to its audit reports on Mission NewEnergy’s financial statements. Substantially all of Grant Thornton Audit Pty Ltd assets are located in Australia. However, the Professional Standards Act and the Western Australia Accountants Scheme have not been subject to judicial consideration. It is therefore unclear how the limitation will be applied by the courts and the effect of the limitation on the enforcement of foreign judgments.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a public limited company incorporated under the laws of Australia. A majority of our directors and executive officers are non-residents of the United States, and all or substantially all of the assets of such persons are located outside the United States.

As a result, it may not be possible for you to:

•	effect service of process within the United States upon our directors and executive officers or on us;
•	enforce in U.S. courts judgments obtained against our directors and executive officers or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;
•	enforce in U.S. courts judgments obtained against any of our directors and executive officers or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or
•	to bring an original action in an Australian court to enforce liabilities against any of our directors and executive officers or us based upon U.S. securities laws.

You may also have difficulties enforcing in courts outside the United States judgments obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.

With that noted, there are no treaties between Australia and the United States that would affect the recognition or enforcement of foreign judgments in Australia.

We have appointed PJ Trading LLC, a wholly-owned U.S. subsidiary of Mission NewEnergy, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to U.S. and our ordinary shares. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete and reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov. Information filed with the SEC may also be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please visit the SEC’s website at www.sec.gov for further information on the SEC’s public reference room.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Mission NewEnergy Limited and Controlled Entities

Audit Report	F-2
Consolidated Group Statements of Income and Loss	F-4
Consolidated Group Statements of Comprehensive Income	F-5
Consolidated Group Statements of Financial Position	F-6
Consolidated Group Statement of Changes in Equity	F-7
Consolidated Group Statement of Cash Flows	F-8
Notes to the Financial Statements	F-9

10 Kings Park Road West Perth WA 6005
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T +61 8 9480 2000
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W www.grantthornton.com.au

Board of Directors and Shareholders
Mission NewEnergy Limited

We have audited the accompanying consolidated group statements of financial position of Mission NewEnergy Limited and Controlled Entities (the ‘Company’) as of 30 June 2010 and 2009, and the related consolidated group statements of income and loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 30 June 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated group financial statements referred to above present fairly, in all material respects, the financial position of Mission NewEnergy Limited and Controlled Entities as of 30 June 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2010 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5(b), the Company incurred a net loss of $97.8 million during the year ended 30 June 2010, and, as of that date, the Company’s total liabilities exceeded its total assets by $29.7 million.

Grant Thornton Audit Pty Ltd ACN 130 913 594, a subsidiary or related entity of Grant Thornton Australia Limited ABN 41 127 556 389.

Grant Thornton Australia Limited is a member firm within Grant Thornton International Ltd. Grant Thornton International Ltd and the member firms are not a worldwide partnership. Grant Thornton Australia Limited, together with its subsidiaries and related entities, delivers its services independently in Australia.

Liability limited by a scheme approved under Professional Standards Legislation.

These factors, among others, as discussed in Note 5(b) to the financial statements, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 5(b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

GRANT THORNTON AUDIT PTY LTD
Perth, Australia
5 November 2010

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Mission NewEnergy Limited and Controlled Entities

CONSOLIDATED GROUP STATEMENTS OF INCOME AND LOSS
FOR THE YEARS ENDED 30 JUNE

	Note	2010 $'000	2009 $'000	2008 $'000
Sales revenue	7	14,394	43,368	9,403
Other income	7	2,066	11,809	20,530
Total revenue		16,460	55,177	29,933
Cost of sales	8a	(15,021)	(45,709)	(10,964)
Employee benefits expense	8b	(5,307)	(5,117)	(2,694)
Net foreign exchange gains/(losses)		568	622	194
Consultants’ expenses		(594)	(518)	(1,465)
Hedging cost		(95)	(67)	—
Impairment of trade receivables	13	(9,160)	(8,334)	(1,185)
Impairment of inventories and biological assets		(740)	(2,947)	—
Impairment of assets	5a	(73,089)	—	—
Shareholder expenses		(121)	(106)	(129)
Travel expenses		(886)	(1,109)	(924)
Research and development		(154)	(367)	—
Rental expenses		(271)	(247)	(226)
Other expenses from ordinary activities	8c	(2,091)	(3,729)	(1,042)
Earnings before interest, tax, depreciation and amortisation		(90,501)	(12,451)	11,498
Impairment of loans and investments	34	—	—	(403)
Depreciation and amortisation expenses		(2,118)	(2,469)	(782)
Finance costs	8d	(5,152)	(8,401)	(5,868)
Profit/(loss) before income tax		(97,771)	(23,321)	4,445
Income tax (expense)/benefit	9	(29)	(434)	(161)
Profit (loss) for the year		(97,800)	(23,755)	4,284
Profit/(Loss) attributable to minority equity interests		—	95	(90)
Net (loss)/profit attributable to members of the parent entity		(97,800)	(23,660)	4,194
Basic earnings/(loss) per share (cents)	11	(41.5)	(23.9)	4.53
Diluted earnings/(loss) per share (cents)	11	(41.5)	(23.9)	4.53
Weighted average ordinary shares		235,562,471	98,986,256	92,656,651
Pro-forma unaudited weighted average ordinary shares after share consolidation(1)		4,711,249	1,979,725	1,853,133
Pro-forma unaudited basic earnings/(loss) per share (cents)(2)		(20.75)	(11.95)	2.265

(1)	The pro-forma unaudited weighted average ordinary shares reflect a proposed share consolidation of 50:1. Year ended June 30, 2010 does not include the pro-forma impact of shares to be issued in an initial public offering.
(2)	The pro-forma unaudited basic earnings per share reflect a proposed share consolidation of 50:1. Year ended June 30, 2010 does not include the pro-forma impact of shares to be issued in an initial public offering.

The accompanying notes form an integral part of this financial report

Mission NewEnergy Limited and Controlled Entities

CONSOLIDATED GROUP STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED 30 JUNE

	2010 $’000	2009 $’000	2008 $’000
(Loss)/Profit for the period	(97,800)	(23,660)	4,194
Other comprehensive income
Exchange differences on translating foreign operations	286	9,806	(7,344)
Income tax relating to components of other comprehensive income	—	—	—
Other comprehensive income/(loss) for the period net of tax	286	9,806	(7,344)
Total comprehensive (loss for the period	(97,514)	(13,854)	(3,150)
Attributable to owners of the parent	(97,514)	(13,854)	(3,150)

The accompanying notes form an integral part of this financial report

Mission NewEnergy Limited and Controlled Entities

CONSOLIDATED GROUP STATEMENTS OF FINANCIAL POSITION
AS OF 30 JUNE

	Note	2010 $'000	2009 $'000
CURRENT ASSETS
Cash and cash equivalents	12	17,155	16,247
Trade and other receivables	13	4,168	2,438
Biological assets	14	1,477	1,339
Inventories	15	1,671	4,204
Other financial assets	16	26	1,242
Other assets	20	457	848
Current tax assets	23	53	54
Total current assets		25,007	26,372
NON-CURRENT ASSETS
Trade and other receivables	13	—	11,574
Other financial assets	16	—	147
Property, plant and equipment	18	7,547	78,924
Intangible assets	19	1,013	1,013
Deferred tax assets	23	—	—
Other assets	20	182	—
Total non-current assets		8,742	91,658
TOTAL ASSETS		33,749	118,030
CURRENT LIABILITIES
Trade and other payables	21	3,602	8,890
Financial liabilities	22	624	599
Current tax liabilities	23	—	—
Short-term provisions		74	61
Total current liabilities		4,300	9,550
NON-CURRENT LIABILITIES
Other payables		109	—
Financial liabilities	22	59,028	57,413
Deferred tax liabilities	23	—	28
Total non-current liabilities		59,137	57,441
TOTAL LIABILITIES		63,437	66,991
NET ASSET (DEFICIT)/SURPLUS		(29,688)	51,039
EQUITY
Issued capital	24	76,634	61,123
Reserves		10,931	9,385
Retained earnings (Accumulated losses)		(117,259)	(19,475)
Minority Interests		6	6
Total Equity (Deficiency)		(29,688)	51,039

The accompanying notes form an integral part of these financial statements.

Mission NewEnergy Limited and Controlled Entities

CONSOLIDATED GROUP STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2010

	Ordinary Share Capital $'000	Retained Earnings (Accumulated Losses) $'000	Share Based Payments Reserve $'000	Foreign Currency Translation Reserve $'000	Convertible Notes Reserve $'000	Minority Interests $'000	Total $'000
Balance as at 30 June 2007	40,851	(1,290)	1,406	(2,504)	9,802	398	48,663
Profit/(loss) attributable to members of parent entity	—	4,194	—	—	—	—	4,194
Profit/(loss) attributable to minority interests	—	—	—	—	—	90	90
Other comprehensive income	—	—	—	(7,344)	—	—	(7,344)
Pro-rata expenses of February 2009 options that lapsed during the year	—	—	(125)	—	—	—	(125)
Conversion of convertible notes to equity	4,187	—	—	—	(656)	—	3,531
Minority Interest of India subsidiary companies	—	—	—	—	—	(387)	(387)
Balance as at 30 June 2008	45,038	2,904	1,281	(9,848)	9,146	101	48,622
Profit/(loss) attributable to members of parent entity	—	(23,660)	—	—	—	—	(23,660)
Profit/(loss) attributable to minority interests	—	—	—	—	—	(95)	(95)
Other comprehensive income	—	—	—	9,806	—	—	9,806
Pro-rata expenses of February 2009 options that lapsed during the year	—	1,281	(1,281)	—	—	—	—
Conversion of convertible notes to equity	(87)	—	281	—	—	—	194
Issue of new shares	16,172	—	—	—	—	—	16,172
Balance as at 30 June 2009	61,123	(19,475)	281	(42)	9,146	6	51,039
Profit/(Loss) attributable to members of parent entity	—	(97,800)	—	—	—	—	(97,800)
Profit/(Loss) attributable to minority interests	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	286	—	—	286
Pro-rata expenses of 2009 options that lapsed during the year	—	16	(16)	—	—	—	—
Pro-rata expenses for options and performance shares	—	—	1,276	—	—	—	1,276
Issue of New Shares	15,511	—	—	—	—	—	15,511
Balance as at 30 June 2010	76,634	(117,259)	1,541	244	9,146	6	(29,688)

The accompanying notes form an integral part of these financial statements.

Mission NewEnergy Limited and Controlled Entities

CONSOLIDATED GROUP STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED 30 JUNE

	Note	2010 $’000	2009 $’000	2008 $’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		17,126	53,362	3,774
Payments to suppliers and employees		(21,331)	(61,552)	(17,664)
Interest received		167	716	325
Finance costs		(2,859)	(3,248)	(2,983)
Income tax paid		(5)	(169)	—
Net cash (used in) operating activities	29	(6,902)	(10,891)	(16,548)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(7,540)	(14,099)	(35,827)
Payments for subsidiary (net of cash acquired)		—	—	(591)
Purchase of performance bond Investments		1,112	(1,299)	—
Receipt from investment in held to maturity investment and deposits		23	1,002	(917)
Net cash (used in) investing activities		(6,405)	(14,396)	(37,335)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issue (net of costs)		15,511	16,172	—
(Repayments)/proceeds from borrowings		(574)	(3,787)	7,254
Net cash provided by financing activities		14,937	12,385	7,254
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,630	(12,902)	(46,629)
Cash and cash equivalents at beginning of the financial year		16,247	24,733	78,841
Effects of exchange rate fluctuations of cash held in foreign currencies		(722)	4,416	(7,479)
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	12	17,155	16,247	24,733

The accompanying notes form an integral part of these financial statements.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

The accompanying notes form part of these financial statements.

1. Nature of operations and general information

Mission NewEnergy Limited is a company domiciled in Australia (ACN: 117 065 719) and:

•	listed on the ASX with subsidiaries in Malaysia and India;
•	The Malaysian operations include two adjacent biodiesel refineries, each owned by Malaysian registered companies, being Mission Biotechnologies Sdn Bhd (the 100,000 tpa plant) and Mission Biofuels Sdn Bhd (the 250,000 tpa plant);
•	The India operations are the growing of Jatropha Curcas saplings, sale of these saplings to contract farmers and then subsequent buy back of Jatropha seeds from these farmers, with the intention of crushing the seeds to produce a vegetable oil which can be used to manufacture biodiesel. These operations are managed within an India subsidiary, namely Mission Biofuels India PL;

2. Basis of preparation

Statement of compliance

The financial statements are general purpose financial statements which have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

Basis of measurement

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied. All amounts shown are in Australian dollars ($A) unless otherwise stated.

The financial statements have been prepared on a going concern basis. The ability of the Group to continue as a going concern and pay its debts as and when they fall due is dependent on the continued support of its bankers and its customer base (refer note 5(b)).

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Functional and presentation currency

The consolidated financial statements are presented in Australian Dollars. The functional currencies of the operating units are as follows:

•	Refining operations – Malaysian Ringgit,
•	Feedstock operations – Indian Rupee,
•	Other – Australian Dollar.

3. Significant Accounting Policies

Except where stated, these accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Significant Accounting Policies  – (continued)

a. Principles of Consolidation

The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in IAS 27 ‘Consolidated and Separate Financial Statements’. These include Mission Biotechnologies Sdn Bhd (MBTSB), Mission Biofuels Sdn Bhd, Mission Agro Energy Limited and Mission Biofuels (India) Pvt Ltd.

On 13 December 2005, Mission NewEnergy Limited acquired all of the issued capital of MBTSB. In accordance with the requirements of IFRS 3 Business Combinations, MBTSB was identified as the acquirer in relation to the combination. Accordingly, the combination has been accounted for as a reverse acquisition. This has resulted in the consolidated statement of financial position reflecting the assets, liabilities and equity of MBTSB, and the cost of the combination being recognised at the fair value of the equity instruments on issue in Mission NewEnergy Limited at the date of acquisition. The application of IFRS 3 Business Combinations does not change the status of Mission NewEnergy as the legal parent entity of the Group.

Mission Agro Energy Limited (MAEL), a wholly owned subsidiary of Mission NewEnergy Limited, was incorporated on 8 September 2006. On 28 March 2007, MAEL initially acquired 70% of the issued capital of Mission Biofuels (India) Private Limited (MBIPL) and has incrementally increased the shareholding to 99.49% at 30 June 2010.

MBIPL acquired 51.01% of the issued capital of Mission Agro Diesel (India) Private Limited on 8 March 2007 with the corporate decision making process resulting in joint control. On 2 May 2008 the Board resolved to sell Mission Agro Diesel (India) Pvt Ltd, and accordingly AASB5 “Non Current Assets held for sale discontinued operations” is applied in accounting for this transaction. The full value of the investment in Mission Agro Diesel (India) Private Limited has been provided for. As at Balance sheet date this company had not been sold.

A list of controlled entities is contained in Note 17 to the financial statements. All controlled entities have a 30 June financial year-end.

All inter-company balances and transactions between entities in the Consolidated Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies applied by the parent entity.

Where controlled entities have entered or left the Consolidated Group during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

b. Income Tax

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Significant Accounting Policies  – (continued)

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Consolidated Group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

c. Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of work in progress includes purchases of seeds for nursery and saplings.

d. Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation and impairment losses.

The cost of fixed assets constructed within the Consolidated Group includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

e. Depreciation

The depreciable amount of all fixed assets including buildings and capitalised leased assets, but excluding freehold land, is depreciated on a straight-line basis over their useful lives commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

Class of Fixed Asset	Depreciation Rate
Buildings	5%
Leasehold improvements	10%
Machinery and equipment	10%
Biodiesel Plant	5%
Computer equipment	20% – 33%
Motor Vehicles	20%
Office equipment	10%
Leased plant and equipment	10%

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement.

f. Leases

Leases of fixed assets, where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the Consolidated Group, are classified as finance leases.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Significant Accounting Policies  – (continued)

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term.

Lease payments for operating leases, where substantially all the risks and benefits of ownership remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

g. Financial Instruments

Recognition

Financial instruments are initially measured at fair value on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of IFRS 39: Recognition and Measurement of Financial Instruments. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Hedge accounting

The group uses derivatives from time to time to manage financial risk and does not apply hedge accounting.

Held-to-maturity investments

These investments have fixed maturities, and it is the group’s intention to hold these investments to maturity. Any held-to-maturity investments held by the group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm’s length transactions, reference to similar instruments and option pricing models.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Significant Accounting Policies  – (continued)

Impairment of financial assets

At each reporting date, the group assesses whether there is objective evidence that a financial instrument has been impaired. Impairment losses are recognised in the income statement.

h. Impairment of Non-Financial Tangible and Intangible Assets

At each reporting date, the group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed at each reporting date for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

i. Intangibles

Goodwill

Goodwill on consolidation is initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

j. Research and Development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Development costs have a finite life and will be amortised on a systematic basis matched to the future economic benefits over the useful life of the project. As the development phase is still in progress, amortisation has not commenced. The estimated useful life of this asset will be determined when the development stage is complete.

k. Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity’s functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Significant Accounting Policies  – (continued)

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group companies

The financial results and position of foreign operations whose functional currency is different from the group’s presentation currency are translated as follows:

•	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
•	income and expenses are translated at average exchange rates for the period where this is not materially different from the rate at the date of the transaction; and
•	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group’s foreign currency translation reserve in the statement of financial position. These differences are recognised in the income statement in the period in which the operation is disposed.

l. Employee Benefits

Provision is made for the company’s liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

Equity settled share-based payments are measured at fair value at the date of grant. Fair values of options are measured using the Binomial model. Fair value of performance shares are based on the closing share price on the date of grant. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The fair value determined at the grant date of the equity settled share share-based payments is expensed on a straight-line basis over the vesting period, based on the Consolidated Group's estimate of shares that will eventually vest.

m. Payables

Trade payables and other accounts payable are recognised when the Consolidated Group becomes obliged to make future payments resulting from the purchase of goods and services.

n. Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

o. Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

p. Revenue and Other Income

Revenue from the sale of goods is recognised upon the delivery of goods to customers, when reasonable certainty exists that such revenues will be realised and the risks and rewards of ownership have been transferred.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Significant Accounting Policies  – (continued)

The change in the fair value of biological assets (refer accounting policy 3(w)), is recognised in other income in the period in which the change in fair value occurs, in accordance with IAS 41 Agricultural Assets.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers

All revenue is stated net of the amount of goods and services tax (GST).

q. Borrowing Costs

All borrowing costs are recognised in the income statement in the period in which they are incurred, except for borrowing costs that are directly related to the construction of an asset, which are capitalised.

r. Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST

Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows

s. Government Grants

Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant to the costs they are compensating. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the asset on a straight-line basis.

t. Convertible Notes

For convertible notes, the component of the convertible note that exhibits characteristics of a liability is recognised as a liability in the statement of financial position, net of transaction costs.

On issuance of the convertible note, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a long term liability. The increase in the liability due to the passage of time is recognised as a finance cost.

The remainder of the proceeds is allocated to the Convertible Notes reserve that is recognised and included in shareholders’ equity, net of transaction costs. The carrying amount of the conversion option is not remeasured in subsequent years.

u. Rounding of Amounts

The parent entity has applied the relief available to it under ASIC Class Order 98/100 and accordingly, unless otherwise stated, amounts in the financial report and directors’ report have been rounded off to the nearest $1,000

v. Biological assets

Biological assets, in the form of Jatropha Curcas saplings, are measured at fair value less estimated point of sale costs, with the changes in fair value during the period recognised in the Statement of Income and Loss. Points of sale costs include all costs that would be necessary to sell the asset recognised in accordance with IAS 41 Agricultural Assets.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. New standards and interpretations not yet adopted

The following amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2010, but have not been applied preparing this financial report:

The following standards and amendments to existing standards have been published and are mandatory for the Company’s accounting periods beginning on or after January 1, 2010 or later periods, but the Company has not early adopted them:

IFRIC 17, Distribution of non-cash assets to owners — (effective on or after July 1, 2009). The interpretation is part of the IASB’s annual improvements project published in April 2009. This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable. The Company will apply IFRIC 17 from January 1, 2010, however, the application of IFRIC is not expected to have a material impact on the Company’s financial statements.

IAS 27 (revised), Consolidated and separate financial statements — (effective from July 1, 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognised in profit or loss. The Company will apply IAS 27 (revised) prospectively to transactions with non-controlling interests from January 1, 2010.

IAS 38 (amendment), Intangible Assets. The amendment is part of the IASB’s annual improvements project published in April 2009 and the Company will apply IAS 38 (amendment) from the date IFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The amendment will not result in a material impact on the Company’s financial statements.

IFRS 5 (amendment), Measurement of non-current assets (or disposal groups) classified as held-for-sale. The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Company will apply IFRS 5 (amendment) from January 1, 2010. It is not expected to have a material impact on the Company’s financial statements.

IAS 1 (amendment), Presentation of financial statements. The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The Company will apply IAS 1 (amendment) from January 1, 2010, however, the application of this amendment is not expected to have a material impact on the Company’s financial statements.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. New standards and interpretations not yet adopted  – (continued)

IFRS 2 (amendments), Group cash-settled and share-based payment transactions. In addition to incorporating IFRIC 8, Scope of IFRS 2, and IFRIC 11, IFRS 2 — Group and treasury share transactions, the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by that interpretation. The new guidance is not expected to have a material impact on the Group’s financial statements.

5. Critical Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates

Except as described below, in preparing this consolidated financial report, the significant judgements made by the Board in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at and for the year ended 30 June 2009. During the twelve months ended 30 June 2010 management reassessed its estimates in respect of:

a. Impairment of assets

The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined.

Goodwill

The group tests annually whether or not goodwill has suffered any impairment indicators, in accordance with the accounting policy stated in note 3(h). Goodwill has arisen as a result of the purchase of equity in Mission Biofuels India Pvt Ltd. When a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’. The significant assumptions applied in this value in use calculation are;

•	a forecast of cash inflows from sale of jatropha curcas saplings,
•	a forecast of expenditure to meet operational requirements,
•	the forecast of seed and oil yields and, the resultant oil extracted meets expected outputs,
•	an estimate of commodity sales prices for Jatropha crude oil and Jatropha seedcake, and
•	that this will result in the utilisation of jatropha oil in the Groups biodiesel refineries or sold to other third party refineries.

There is a significant risk of the actual outcomes being different from those forecast due to changes in economic, market and agricultural conditions and/or assumptions regarding events, which may result in the carrying value of the goodwill exceeding the recoverable amount.

The recoverable amounts of goodwill have been estimated using value in use calculations and have been applied to the forecast cash generated from operations within the feedstock cash generating unit. Please refer to note 19 for details on the carrying value of goodwill.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. Critical Accounting Estimates and Judgments  – (continued)

Credit risk of receivables

Malaysian operations

Credit risk for sales in the refining operations are managed with the use of “Letters of Credit” for most of the sales, thus the risk of receivable default is negligible.

Indian Operations

At each balance sheet date, the Board assesses the likely timing of recoverability of receivables and bases this assessment on a number of significant assumptions and estimates. Please refer to note 32 for a detailed discussion around credit risk, provisioning and age analysis of trade and other receivables. With amendments to the USA renewable fuel standard, the Board is unable to provide sufficient audit evidence at 30 June 2010 to substantiate the recoverability of these receivables and thus the Board has taken the decision to fully provide for these receivables at 30 June 2010.

Credit risk, to a carrying value of A$2.1 million (A$13.0 million at 30 June 2009) after providing for impairment and discounting charge, arising from sales of Jatropha Curcas saplings to contract farmers (around 124,000 contract farmers) is managed through the following approach:

•	The Company sells Jatropha Curcas saplings to various contract farmers in India. The contracts are concluded after a detailed review of the suitability of the contract farmer and the proposed land to be used for contract farming,
•	The sales contract states that the balance owing is at call by the Company and that the Company has a 30 year agreement to buy back from the Contract Farmer the future harvest of oil seeds produced by the Jatropha trees. The Jatropha Curcas saplings have an estimated production life in excess of 30 years. Receivables are secured against these future contracted purchases of Jatropha Curcas seeds,
•	Sales are made to a large number of geographically disbursed contract farmers, with each receivable being for a relatively low value (around A$250 per contract farmer, depending on the contract farming acreage),
•	The Company has in place memoranda of understanding with a number of leading financial institutions in India who have agreed to finance the contract farmers to fund their upfront investment into the Jatropha saplings.
•	These financial institutions have formulated specific schemes of financing for Jatropha farming,
•	In addition, the National Bank for Agriculture and Rural Development (NABARD) of India (apex body for agricultural financing) has in place a standardised scheme of financing to farmers of Jatropha Curcas,
•	Disbursement of these loans to the farmers will enable them to repay the amounts owed to the Company,
•	The Company assists the farmers in their interaction with the financial institutions for availing of loan facilities.
•	In assessing the recoverability of sapling sales receivables, the following factors are taken into account;
º	actual recovery of receivables to date,
º	anticipated timing of future receipts, based on:
•	anticipated loan disbursal rates from the banks to the farmers, to enable the farmer to repay the receivable to Mission,
•	estimates of expected yields of oil seeds from the Jatropha Curcas saplings, and estimated mortality of Jatropha Curcas saplings.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. Critical Accounting Estimates and Judgments  – (continued)

Property, Plant and Equipment

Property, plant and equipment are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and `fair value less costs to sell’.

During the year ended 30 June 2010, the Board was pleased to announce the commissioning of Missions new 250,000 tpa biodiesel plant, adjacent to the 100,000 tpa plant in Kuantan Port, Malaysia. Both plants are in excellent condition and on full operational standby to produce biodiesel as and when required. In addition, the construction of a distillation column within the plant property is underway which will allow the refineries to meet different specifications of biodiesel, as required by various customers.

The Board reviews the carrying value of its refinery assets at each reporting date. Historically, and again at 31 December 2009, the Board was satisfied to carry the value of the refinery assets at their amortised cost ($66.8 million At 31 December 2009) because the forecast profits to be generated by the refineries exceeded the carrying value. This assessment is based on a number of assumptions including forecast oil yields, commodity prices, and volumes. In addition, the Directors took into account the 5 year Valero sales contract signed in December 2009.

During the second half of the 2010 financial year, the USA introduced its revised Renewable Fuels Standard 2, which legislated, amongst other items, a significant mandate for the use of biodiesel in the USA. The revised legislation also introduced a requirement for vegetable oil feedstock’s, such as soy, rape seed, palm oil and Jatropha oil to meet certain environmental and green house gas requirements. At this point in time, the detailed analysis required to demonstrate that palm and jatropha will meet these requirements is in progress. In addition, a key subsidy, called the Biodiesel blending credit (being US$1 per gallon), lapsed on 31 December 2009. The extension of this subsidy, although in principle supported by Congress, is being widely debated by the US government, and has at this date not been formally extended.

In addition, the European Union has introduced, with effect 1 July 2010, legislation that requires palm based biodiesel to be based on new sustainability criteria (named the Renewable Energy Directive). There are limited supplies of certified palm oil at this present stage. Numerous producers of palm oil are in the process of registering their production facilities to be in compliance with the European requirements.

The Indian government has developed a National Policy on Biofuels, which establishes a framework for the industry until 2017. The policy limits the export of biofuels until domestic Indian usage mandates are met. If Mission is unable to produce biofuels domestically in India, or the legislation is changed to limit the export of feedstock, such as Jatropha and Mission’s existing export approval of Jatropha is repealed, then this could adversely affect our operations and financial performance

Despite the significant efforts internationally to address these legal requirements, the Board is required, under the accounting standards, to assess the refining cash generating unit’s ability to generate revenue based on existing conditions. The combination of these factors at this point in time forces the Board to provide for an impairment of the refining assets until the legislative hurdles are cleared. This accounting write-off is in no way an indication that the plant cannot produce biodiesel under the required specifications.

In addition to the impairment of refinery assets, an impairment review of the windmills was undertaken. In determining value in use, future cash flows are based on;

•	Forecast future revenue levels which are based on forecast electricity generation and contracted rates per Kwh, and
•	Forecast future maintenance expenses.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. Critical Accounting Estimates and Judgments  – (continued)

Value in use is calculated based on the present value of cash flow projections over the anticipated lives of the assets, with the assets having an anticipated life of 20 years, with a discount rate based on the Companies weighted average cost of capital, adapted for the regions in which the windmills operate.

Revenues generated from these assets were found to be less than expected, thus the carrying value of the windmill assets were written down to their value in use.

	2010 $’000	2009 $’000	2008 $’000
Impairment of refineries	71,252	—	—
Impairment of windmills	1,837	—	—
Total	73,089	—	—

Investments in subsidiaries

Investments held by the parent entity, Mission NewEnergy Ltd, are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’.

At 30 June 2010, the investments in the refining subsidiaries have been impaired in the parent entity’s financial statements (refer to note 33).

The significant assumptions applied in the value in use calculation for the feedstock subsidiary are;

º	a forecast of cash inflows from sale of jatropha curcas saplings,
º	a forecast of expenditure to meet operational requirements,
º	the forecast of seed and oil yields and, the resultant oil extracted meets expected outputs,
º	an estimate of commodity sales prices for Jatropha crude oil and Jatropha seedcake, and
º	that this will result in the utilisation of jatropha oil in the Groups biodiesel refineries or sold to other third party refineries.

There is a significant risk of the actual outcomes being different from those forecast due to changes in economic, market and agricultural conditions and/or assumptions regarding events, which may result in the carrying value of the feedstock subsidiary exceeding the recoverable amount.

No impairment has been made for the feedstock subsidiary at 30 June 2010.

b. Going Concern

The Group had a loss for the year ended 30 June 2010 of $97.8 (2009 : $23.6 million) million after an impairment of $73.1 million, a current assets less current liability surplus of $20.7 million (2009: $16.8 million) and a net asset deficiency of $29.7 million (2009: $51.0 million surplus) at balance date. The net asset deficiency is as a result of the impairment of refinery assets during the current financial year (refer to note 5a).

The Directors believe that the consolidated group has sufficient financial resources at 30 June 2010 to meet its committed financial liabilities.

The Financial Statements have been prepared on a going concern basis which has been assessed based on detailed cash flow forecasts extending out twelve months from the date of the financial statements. The cash flow forecasts from operations are based on the forecast cash flows required to sustain the business, cash on

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. Critical Accounting Estimates and Judgments  – (continued)

hand at 30 June 2010 and the ongoing receivables collection associated with historic sapling sales. The Board is exploring an opportunity to defer the payment of capital commitments (refer to note 26) of around A$6.4 million.

The ability of the Company to continue as a going concern in the ordinary course of business and to achieve the business growth strategies and objectives is dependent upon its ability to collect amounts owing under its receivables, defer the capital commitment relating to the second biodiesel plant, or raise further debt or equity to meet the capital commitments. The debt or equity funding referred to above has not been agreed to at the date of this report.

The directors believe that the Company will be successful in the matters discussed above and accordingly have prepared the financial report on a going concern basis in the belief that the Company will realise its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated in the financial report. However, should the Company not be successful in the matters discussed above, there is significant uncertainty whether the Group would be able to continue as a going concern.

c. Biological Asset

The fair value of the Jatropha Curcas saplings is determined by reference to independent market prices. Subsequent movements in the fair value of the Jatropha Curcas saplings are determined through operational reviews of the market prices.

6. Determination of fair value

A number of the Groups accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Biological assets

The fair value of biological assets is based on the market price of Jatropha sapling sales in India.

Share based payment transactions

The fair value of the employee share options is measured using the Black-Scholes option pricing model, with the fair value of performance shares being based on the share price of Mission NewEnergy Ltd on the date of approval. Measurement inputs include the share price on measurement date, exercise price of the instrument, expected volatility, weighted average expected life of the instrument, expected dividends and the risk free interest rate. Service and non-market performance conditions are not taken into account in determining the fair value.

7. Sales revenue

	2010 $’000	2009 $’000	2008 $’000
Sales Revenue
Sales of goods	14,394	43,368	9,403
Total revenue	14,394	43,368	9,403
Other Income
Change in fair value of biological assets	1,656	9,441	18,208
Dividend received	—	6	126
Interest received	204	387	1,914
Sundry income	206	1,975	282
Other income	2,066	11,809	20,530

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. Expenses

Profit (loss) for the year includes the following specific expenses

	2010 $’000	2009 $’000	2008 $’000
8a) Cost of sales
Cost of biodiesel	13,561	44,104	8,222
Cost of growing the biological asset	1,460	1,605	2,742
Total	15,021	45,709	10,964
8b) Employee costs
Wages and Salaries	3,860	4,692	2,566
Contributions to defined contribution plans	170	232	128
Equity settled share based payments expense	1,277	193	—
	5,307	5,117	2,694
8c) Other expenses:
Audit fees	118	204	96
Advertising	31	31	—
Computer maintenance & consumables	46	33	35
Communication expenses	211	316	163
Donations, ceremonies & exhibitions	—	2	93
Insurance costs	121	261	128
Legal fees	123	51	136
Asset maintenance	320	312	45
Loss on disposal of asset	—	2	40
Other	1,121	2,517	306
	2,091	3,729	1,042
8d) Finance Costs
External	426	964	670
Amortisation of liability portion of convertible notes	1,889	1,750	1,687
Amortisation of convertible note issue costs	404	404	404
Discounting of non-current receivables	—	2,850	674
Interest on convertible note	2,433	2,433	2,433
	5,152	8,401	5,868

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. Income tax

	Note	2010 $’000	2009 $’000	2008 $’000
a. The components of tax expense comprise
Current tax		29	64	243
Deferred tax	23	—	370	(156)
Over provision in respect of prior years		—	—	74
		29	434	161
b. The prima facie tax on the profit (loss) from ordinary activities before income tax is reconciled to the income tax as follows:
Accounting profit (loss) before tax		(97,771)	(23,321)	4,445
Prima facie tax (benefit)/expense on profit/ (loss) from ordinary activities before income tax at 30%		(29,331)	(6,996)	1,334
Adjusted for:
Tax effect of:
overseas tax rate differential		7,218	379	511
non-deductible entertainment		—	—	1
Impairment non-assessable item		21,927	—	—
other non-assessable items		215	6,681	(1,400)
Deferred tax asset not recognised (tax losses)		—	370	(359)
		29	434	87
Add:
Over provision for income tax in prior year		—	—	74
Income tax attributable to entity		29	434	161
The applicable weighted average effective current tax rates are as follows:		— (3)	— (4)	11.5%

(3)	No effective tax rate calculated due to the loss position.
(4)	No effective tax rate calculated due to the loss position.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. Auditors’ Remuneration

	2010 $’000	2009 $’000	2008 $’000
Remuneration of the auditor of the parent entity for: auditing or reviewing the financial statements	75	64	42
Remuneration of other auditors of subsidiaries for: auditing or reviewing the financial statements of subsidiaries	61	83	71

11. Earnings per share

a. Reconciliation of earnings to profit or loss
Profit/(Loss)	(93,479)	(23,755)	4,284
Profit/(Loss) attributable to minority equity interests	—	95	(90)
Earnings used in calculation of both ordinary and dilutive EPS	(93,479)	(23,660)	4,194
b. Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	235,562,471	98,986,256	92,642,651
Effect of:
Performance Shares and options	—	—	14,000
Weighted average number of ordinary shares outstanding during the year used in calculating dilutive EPS	235,562,471	98,986,256	92,656,651

Diluted earnings per share exclude convertible notes and options that had an exercise price above the average market price during the period they existed. Where a loss is made, all convertible notes and options are excluded as the impact of including them would be to reduce the loss per share. The table below reflects the entire number of equity instruments in issue at each period end which could potentially dilute basic earnings per share (i.e. numbers above are included in the table below):

	2010	2009	2008
Issued ordinary shares	275,007,568	194,235,155	94,221,155
Convertible notes	46,778,845	46,778,845	46,778,845
Employee and third party share options	3,865,746	2,481,492	2,250,000
Employee performance shares	7,786,667	2,700,000	—
Share issue options (warrants)	149,747,586	100,000,000	—
TOTAL	483,186,412	346,195,492	143,250,000

12. Cash and cash equivalents

	2010 $’000	2009 $’000
Cash at bank and in hand	13,428	15,524
Short-term bank deposits	3,727	723
	17,155	16,247
Reconciliation of cash
Cash and cash equivalents	17,155	16,247
	17,155	16,247

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Trade and Other Receivables

	2010 $’000	2009 $’000
CURRENT
Trade receivables	3,897	1,533
Other receivables	571	1,266
Less: Impairment provision	(300)	(361)
Other related parties	—	—
	4,168	2,438
NON-CURRENT
Trade receivables	21,518	23,976
Less: Impairment provision (refer note 5a)	(18,386)	(9,183)
Less: Discount charge	(3,132)	(3,219)
	—	11,574

Impairment provision
Opening Balance	9,544	1,185	—
Charge for the year	9,160	8,334	1,185
Foreign currency translation difference	(18)	25	—
Closing Balance	18,686	9,544	1,185

At each balance sheet date, the Board assesses the likely timing of recoverability of receivables and bases this assessment on a number of significant assumptions and estimates. Please refer to note 5, critical accounting estimates and judgements, and note 32 for a detailed discussion around credit risk, provisioning and age analysis of trade and other receivables. With amendments to the USA renewable fuel standard, the Board is unable to provide sufficient audit evidence at 30 June 2010 to substantiate the recoverability of these receivables and thus the Board has taken the decision to fully provide for these receivables at 30 June 2010.

14. Biological Assets

Mission Biofuels India Pvt Ltd grows Jatropha Curcas saplings from seeds. The Jatropha Curcas saplings meet the definition of a biological asset under IAS 41 Agricultural Assets, and are carried on statement of financial position at fair value, with fair value being determined with reference to the existing arms length sales transactions with a large number of geographically disbursed contract farmers, and other readily available market information on the fair value of these saplings. At 30 June 2010, Mission Biofuels India Pvt Ltd had an estimated 21.0 million (2009: 18.7 million) saplings on hand in its controlled nurseries During the 2010 financial year, the company harvested and sold approximately 6.4 million (2009: 176.2 million saplings).

	2010 $’000	2009 $’000
Opening Balance	1,339	7,096
Add: Increase in fair value due to new plantations	1,656	9,441
Less: Sale of saplings transferred to trade receivables	(434)	(14,569)
Less: Impairment of biological asset	(740)	(1,475)
FX adjustments	(344)	846
Closing Balance	1,477	1,339

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Biological Assets  – (continued)

Regulatory and environmental risks

The Group is subject to laws and regulations in various countries in which it operates. The Group has established environmental policies and procedures aimed at compliance with local environmental and other laws. Management performs regular reviews to identify environmental risks and to ensure that the systems in place are adequate to manage those risks.

Supply and demand risk

The Group is exposed to risks arising from fluctuations in the price and sales volume of Jatropha Curcas saplings. Where possible the Group manages this risk by aligning its harvest volume to market supply and demand. Management performs regular industry trend analysis to ensure that the Group’s pricing structure is in line with the market and to ensure that projected harvest volumes are consistent with the expected demand.

Climate and other risks

The Group’s Jatropha Curcas nurseries are exposed to the risk of damage from climatic changes, diseases, fires and other natural forces. The Group has extensive processes in place aimed at monitoring and mitigating those risks, including regular nursery health inspections and industry pest and disease surveys.

15. Inventories

	2010 $’000	2009 $’000	2008 $’000

CURRENT
Raw Material and stores	417	1,676	1,612
Finished goods	1,122	2,024	946
Work in progress	132	504	261
	1,671	4,204	2,819

The above is shown at cost.

16. Other Financial Assets

Current
Held to maturity financial assets	26	45	917
Performance bond	—	1,197	—
	26	1,242	917
Non-Current
Other financial assets	—	147	—
	—	147	—

Held to maturity investments (zero interest) relate to investments in Mutual Funds which mature within 12 months.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. Investments in subsidiaries

a.  Controlled Entities Consolidated

	Country of Incorporation	Percentage Owned (%)*
		2010	2009
Parent Entity:
Mission NewEnergy Limited	Australia
Subsidiaries of Mission NewEnergy Limited:
Mission Biotechnologies Sdn Bhd	Malaysia	100	100
Mission Biofuels Sdn Bhd	Malaysia	100	100
Mission Agro Energy Limited	Mauritius	100	100
Indas Green Acquisition Corporation	Cayman Islands	73.2	73.2
Subsidiaries of Mission Agro Energy Limited:
Mission Biofuels India Private Ltd	India	99.49	99.17
b. Jointly controlled entities
Subsidiaries of Mission Biofuels India Private Ltd:
Mission Agro Diesel (India) Private Limited	India	51	51

18. Property Plant and Equipment

	Land and Building	Office Equipment	Computer equipment & Software	Motor Vehicle	Plant and Equipment	Asset under Construction	Biodiesel Plant	Total
Cost	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Cost at 1 July 2008	800	203	535	149	5,575	22,417	28,553	58,232
Additions	815	82	259	64	1	17,547	1,154	19,922
Foreign currency translation	10	4	23	10	293	826	2,705	3,871
Disposal	—	(4)	(11)	—	—	—	—	(15)
Cost at 30 June 2009	1,625	285	806	223	5,869	40,790	32,412	82,010
Additions	12	85	86	23	—	2,175	75	2,456
Foreign currency translation	6	4	(45)	5	(108)	1,140	(2,928)	(1,926)
Impairment	—	—	—	—	(1,682)	(43,472)	(27,935)	(73,089)
Disposal	(3)			(34)				(37)
Cost at 30 June 2010	1,640	374	847	217	4,079	633	1,624	9,414

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. Property Plant and Equipment  – (continued)

Accumulated depreciation	Land and Building $'000	Office Equipment $'000	Computer equipment & Software $'000	Motor Vehicle $'000	Plant and Equipment $'000	Asset under Construction $'000	Biodiesel Plant $'000	Total $'000
Accumulated depreciation at 1 July 2008	8	37	93	35	99	—	496	768
Depreciation for the year	44	82	149	43	338	—	1,813	2,469
Foreign currency translation	(3)	(3)	(5)	—	(24)	—	(112)	(147)
Disposal	—	(1)	(3)	—	—	—	—	(4)
Accumulated depreciation at 30 June 2009	49	115	234	78	413	—	2,197	3,086
Depreciation for the year	36	28	283	21	292	—	1,458	2,118
Foreign currency translation	10	—	15	3	4	—	284	316
Disposal/Impairment	—	—	—	—	—	—	(3,653)	(3,653)
Accumulated depreciation at 30 June 2010	95	143	532	102	709	—	286	1,867

	Land and Building $’000	Office Equipment $’000	Computer equipment & Software $’000	Motor Vehicle $’000	Plant and Equipment $’000	Asset under Construction $’000	Biodiesel Plant $’000	Total $’000
Impairment losses
Accumulated impairment at 1 July 2008	—	—	—	—	—	—	—	—
Impairment for the year	—	—	—	—	—	—	—	—
Accumulated impairment at 1 July 2009	—	—	—	—	—	—	—	—
Impairment for the year	—	—	—	—	(1,682)	(43,472)	(27,935)	(73,089)
Accumulated impairment at 30 June 2010	—	—	—	—	(1,682)	(43,472)	(27,935)	(73,089)
Net book value at 30 June 2008	792	166	442	114	5,476	22,417	28,057	57,464
Net book value at 30 June 2009	1,576	170	572	145	5,456	40,790	30,215	78,924
Net book value at 30 June 2010	1,545	231	315	115	3,370	633	1,338	7,547

Impairment loss

Refer to note 5, Critical Accounting estimates for a detailed discussion on the impairment of assets.

Assets under construction

These related primarily to the second biodiesel plant under construction in Malaysia. The plant was commissioned in May 2010 and at 30 June 2010 was in the process of transferring the plant from its fixed price turnkey contractor. See note 26 on capital commitments relating to this plant.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. Property Plant and Equipment  – (continued)

Security

Mission raised term loan finance as bridging finance for the construction of the 250,000 tpa refinery in Malaysia. This loan was repaid in the fourth quarter of the financial year, and loan covenants in place over refining assets were being cancelled at 30 June 2010.

19. Intangible Assets

	2010 $’000	2009 $’000
Goodwill
Carrying amount at beginning of year	1,013	1,013
Additions	—	—
FX Adjustments	—	—
Carrying amount at end of year	1,013	1,013

Refer to note 5a for a discussion on impairment testing of goodwill.

20. Other Assets

CURRENT
Prepayments	457	848
	457	848
NON-CURRENT
Security Deposits	182	—
	182	—

21. Trade and Other Payables

CURRENT
Unsecured liabilities
Trade payables	2,536	686
Interest Accrued	247	247
Sundry payables and accrued expenses	819	7,957
	3,602	8,890

22. Financial Liabilities

	2010 $’000	2009 $’000
CURRENT
Secured loans	624	599
	624	599
NON-CURRENT
Secured loans	3,038	3,718
Convertible Notes (unsecured)
Nominal value (excluding equity portion)	54,823	54,823
Converted to equity	(3,531)	(3,531)
Amortisation of liability portion	5,467	3,577
Costs of issues	(2,023)	(2,023)
Amortisation of issue costs (cumulative)	1,254	849
	59,028	57,413

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. Financial Liabilities  – (continued)

The secured loans above relate to financing of the windmills in India and an office in Malaysia. These assets are held as security against these loans.

46,778,845 convertible notes were issued on 25 May 2007 at $1.30 per note

Principal terms of the Notes are as follows:

Final maturity date: 18 May 2012

Conversion price: A$1.30

Interest rate: 4.00% per annum

Convertible into ordinary shares at the option of the Holder or the Company in the circumstances set out in the Terms and Conditions of the Notes

on the basis of 1 share for 1 convertible note

23. Tax

	2010 $’000	2009 $’000
Liabilities
CURRENT
Current Tax liability / (asset)	(53)	(54)
NON-CURRENT
Deferred tax liability comprises:
Unrealised FX gains	—	—
Accruals	—	—
Other	—	(28)
Total	—	(28)
Assets
Deferred tax assets comprise:
Provisions	—	—
Transaction costs included in equity	—	—
Other	—	—
	—	—
Reconciliations
i. Gross Movements
The overall movement in the deferred tax account is as follows:
Opening balance	(28)	151
(Charge)/credit to income statement	—	(370)
Foreign currency translation difference	28	191
Closing balance	—	(28)
ii. Deferred Tax Liability
The movement in deferred tax liability for each temporary difference during the year is as follows:
Tax allowances relating to unrealised FX gains:
Opening balance	—	(158)
Charged to the income statement	—	158

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. Tax  – (continued)

	2010 $’000	2009 $’000
Closing balance	—	—
Tax allowances relating to accruals:
Opening balance	—	(2)
Charged to the income statement	—	2
Closing balance	—	—
Other
Opening balance	(28)	18
Charge to the income statement	—	(237)
Foreign currency translation difference	28	191
Closing Balance	—	(28)
iii. Deferred tax assets
The movement in deferred tax assets for each temporary difference during the year is as follows:
Provisions:
Opening balance	—	144
Charged to the income statement	—	(144)
Closing balance	—	—
Transactions costs on equity issue:
Opening balance	—	372
(Charged)/Credited directly to equity	—	(372)
Closing balance	—	—
Other
Opening balance	—	(223)
Charged/(Credited) to the income statement	—	223
Closing balance	—	—

Deferred tax assets on losses to a value of $8.8 million to date are not brought to account.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. Issued Capital

	2010 $’000	2009 $’000	2008 $’000
275,007,568 (2009: 194,235,155 (2008: 94,221,155) fully paid ordinary shares	76,634	61,123	45,038
Ordinary shares	Number	Number	Number
At the beginning of reporting period	194,235,155	94,221,155	91,000,000
Shares issued from conversion of convertible notes
17 July 2007	—	—	144,231
8 August 2007	—	—	1,538,462
31 May 2008	—	—	1,538,462
Shares issued on performance share conversion (10 November 2008)	—	14,000	—
Ordinary shares issued
30 April 2009	—	7,000,000	—
17 June 2009	—	93,000,000	—
17 November 2009	50,000,000	—	—
26 February 2010	30,000,000	—	—
Exercise of performance shares in February and March 2010	519,999	—	—
Conversion of warrants in January 2010	252,414	—	—
At reporting date	275,007,568	194,235,155	94,221,155

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At the shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands

The ordinary shares issued in April, June and November 2009 include a warrant (option). Each warrant entitles the holder to acquire one ordinary share of Mission NewEnergy at an exercise price of A$0.30. The Warrants may not be exercised on a “cashless” or “net exercise” basis. In addition, a Warrant will not entitle the holder to participate in a new issue of ordinary shares or other securities of Mission NewEnergy unless the Warrant has been exercised. The expiration date for exercise of the Warrants will be 30 April 2014. However, if at any time on or after April 15, 2012 the immediately preceding 20-trading day volume weighted average price (as published by or derived from the Australian Securities Exchange) is at least A$1.00, the Company may give written notice to each warrant holder that if such holder does not exercise its Warrants within 15 days from the date of such notice, then the Warrants would expire on that 15th day. The Warrants will not be listed on any stock exchange.

Shares issued on 26 February 2010 did not include a warrant.

a. Options and Performance Shares

For information relating to the Mission NewEnergy Limited option and performance share plans, including details of options and performance shares issued, exercised and lapsed during the financial year and the options outstanding at year-end, refer to Note 30 Share-based Payments.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. Issued Capital  – (continued)

b. Capital Management

Management controls the capital of the group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the group can fund its operations and continue as a going concern. Due to the development stage that the business is in, managements preferred approach is to fund the business with equity.

The group’s debt and capital includes ordinary share capital, performance shares, convertible notes and financial liabilities, supported by financial assets.

There are no externally imposed capital requirements.

Management effectively manages the group’s capital by assessing the group’s financial risks and adjusting its capital structure in response to changes in risks and in the market. These responses include the management of debt levels, distributions to shareholders and share issues.

There have been no changes in the strategy adopted by management to control the capital of the group since the prior year.

25. Reserves

1.	Share based payments reserve

The share based payments reserve arose on the cumulative issue of 3,500,000 options and 9,200,000 performance shares to various officers of the Company. Refer to note 30 for details of the share based payments.

Amounts are transferred out of the reserve and into issued capital when the options are exercised, or if lapsed, then transferred to retained earnings.

2.	Foreign currency translation reserve

The foreign currency translation reserve records exchange differences arising on translation of a foreign controlled subsidiary

3.	Convertible Notes Reserve

The Convertible Notes reserve is used to record the equity component, less the cost of issue, of the convertible notes.

26. Capital and Leasing Commitments

	2010 $’000	2009 $’000	2008 $’000
a. Operating Lease Commitments
Operating leases contracted for but not reflected in the financial statements Payable – minimum lease payments
not later than 12 months	186	340	486
between 12 months and 5 years	927	856	1,090
greater than 5 years	2,786	3,369	2,989
	3,899	4,565	4,565

Kuantan Port Sub-Lease

Mission Biotechnologies Sdn Bhd has entered into a lease of 2 lots totalling 24,000 sq metres of land at Kuantan Port, Malaysia. The term of the sub-lease is from 1st March 2006 to 30th December 2027. Every 3 years, commencing 1st January 2007, the annual rental will be increased by 10%.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26. Capital and Leasing Commitments  – (continued)

Mission Biofuels Sdn Bhd has entered into a lease of 2 lots totalling 24,000 sq metres of land at Kuantan Port, Malaysia for the 250,000 TPA plant. The term of the sub-lease is from 1st June 2007 to 31st December 2027. Every 3 years, commencing 1st January 2013, the annual rental will be increased by 10%.

Office lease — Perth

The office lease is for a term of 1 year from 3 March 2010.

Lease Commitments — India

Mission Biofuels India Pvt Ltd. has entered into cancellable lease agreements for the office premises, godown (warehouse), guest house, car and nurseries, renewable by mutual consent on mutually agreeable terms. The company has entered into a number of lease agreements throughout India. Lease terms range between 3 and 36 months.

Capital Expenditure Commitments

	2010 $’000	2009 $’000	2008 $’000
Capital expenditure commitments contracted for: –
Acquisition and installation biodiesel plants(5)	6,349	13,425	7,993
Other	1,436	28	579
	7,785	13,453	8,572
Payable:
not later than 12months	7,785	13,453	8,572
	7,785	13,453	8,572

(5)	Note that this value takes into account an estimate of late delivery fees eligible due to the delay in commissioning of Mission’s second biodiesel refinery.

27. Contingent Liabilities and Contingent Assets

The company has called upon a performance bond placed by the contractor who constructed the 100,000 tpa biodiesel plant, due to non-satisfactory performance. Both parties have agreed to the appointment of an arbitrator to resolve this matter.

The parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2010.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28. Segment Reporting: Primary Reporting — Business Segments

	Refining (Malaysia)				Jatropha (India)			Power Generation (India)				Corporate			Consolidated (Continuing Operations)
	2010 $’000		2009 $’000	2008 $’000	2010 $’000	2009 $’000	2008 $’000	2010 $’000		2009 $’000	2008 $’000	2010 $’000	2009 $’000	2008 $’000	2010 $’000	2009 $’000	2008 $’000
Revenue
Sales revenue	13,867	(6)	42,894	9,040	—	—	—	527	(7)	474	189	—	—	174	14,394	43,368	9,403
Other income	153		2,151	854	1,869	9,618	18,800	—		—	—	44	40	876	2,066	11,809	20,530
Total segment revenue	14,020		45,045	9,894	1,869	9,618	18,800	527		474	189	44	40	1,050	16,460	55,177	29,933
Impairment	71,407		—		—	—		1,682		—		—	—		73,089	—
Result
Segment result before tax	(76,126)		(7,482)	(202)	(8,482)	(9,469)	10,295	(1,910)		(395)	(80)	(6,932)	(5,975)	(5,568)	(93,450)	(23,321)	4,445
Profit/(Loss) attributable to minority equity interests															—	95	(90)
Profit/loss from ordinary activities before income tax															(93,450)	(23,226)	4,355
Income tax expense															(29)	(434)	(161)
Net profit/(loss)															(93,479)	(23,660)	4,194

(6)	Sales from the refining business unit are primarily to one customer.
(7)	Power generation revenue is from one customer.

	Refining (Malaysia)			Jatropha (India)			Power generation (India)			Corporate
	2010 $’000	2009 $’000	2008 $’000	2010 $’000	2009 $’000	2008 $’000	2010 $’000	2009 $’000	2008 $’000	2010 $’000	2009 $’000	2008 $’000	2010 $’000	2009 $’000	2008 $’000
Segment assets	10,020	80,007	82,384	9,875	17,606	22,152	3,370	5,424	5,576	14,751	14,939	4,468	38,016	117,976	114,580
Segment liabilities	2,743	7,019	9,821	950	2,689	1,055	3,280	3,812	4,584	56,410	55,280	50,978	63,383	68,800	66,438
Acquisitions of property plant and equipment	2,282	19,423	30,399	174	321	819	—	—	5,496	—	178	1,032	2,456	19,922	37,746
Depreciation and amortisation	1,691	1,920	482	91	485	30	292	—	51	44	44	616	2,118	2,449	1,179
Segment reporting accounting Policies

The Managing Directors is the Chief operating decision maker. The reportable segments presented are in line with the segmental information reported during the financial year to the Managing Director.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. While most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of payables, employee benefits, accrued expenses and borrowings. Segment assets and liabilities do not include deferred income taxes.

Intersegment Transfers

Segment revenues, expenses and results include transfers between segments. The prices charged on intersegment transactions are the same as those charged for similar goods to parties outside of the Consolidated Group at an arm’s length. These transfers are eliminated on consolidation.

Business and Geographical Segments

The Consolidated Group has three key business segments. The Consolidated Group’s business segments are located in Malaysia, India and Mauritius (the Mauritian entity acts as a holding company for Mission Biofuels India Pvt Ltd, and as such no operational activities occur in Mauritius) with the Consolidated Group’s head office located in Australia. The Biodiesel Refinery segment is located in Malaysia, the Jatropha business segment which is located in India and the Power generation segment (India).

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. Cash Flow Information

Reconciliation of Cash Flow from Operations with Profit (loss) after Income Tax	2010 $’000	2009 $’000	2008 $’000
Profit / (Loss) after income tax	(97,800)	(23,755)	4,284
Non cash flows in profit / (loss)
Depreciation of plant and equipment	2,118	2,469	782
Amortisation of Convertible Note Costs	404	404	404
Amortisation of Liability portion of Convertible Note	1,889	1,750	1,687
Provision for employee benefits	15	22	—
(Increase)/decrease in tax assets and liabilities	—	220	13
Impairment of Trade Receivables	9,160	8,333	1,185
Discounting of long term receivables	—	2,850	674
Impairment of assets	73,829	2,947	403
Share based payment expense	1,276	193	(125)
Net cash provided by / (used in) operating activities before change in assets and liabilities	(9,109)	(4,567)	9,307
Change in assets and liabilities
(Increase) decrease in receivables	505	(7,610)	(17,745)
(Increase) decrease in inventories	2,442	(2,351)	(2,744)
(Increase) decrease in biological assets	(912)	4,906	(7,096)
(Increase) decrease in other assets	355	2,749	(2,581)
(Increase) decrease in deferred tax and current tax	(16)	—	—
Increase (decrease) in creditors and accruals	(166)	(4,384)	4,177
Foreign Currency Adjustments	(1)	366	134
	2,207	(6,324)	(25,855)
Cash (used in) operations	(6,902)	(10,891)	(16,548)

Credit Standby Facilities with Banks

	2010 $’000	2009 $’000	2008 $’000
Loan facilities	3,663	25,448	8,235
Amount utilised	(3,663)	(4,317)	(7,295)
	—	21,131	940

Facilities at June 2010 relate term loans for the funding of various items of Property, Plant and Equipment. The loan terms are for a five year period with interest rates from 3.4% to 12.14%. These loans do not have an option to extend.

30. Interests and Remuneration of Key Management Personnel

	2010 $000	2009 $000
Short term employee benefits	1,273	1,004
Post employment benefits	59	67
Share based payments	1,206	183
Total	2,538	1,254

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30. Interests and Remuneration of Key Management Personnel  – (continued)

Options

	Balance 1/7/2008	Expired	New issue		Balance 30/6/2009	New issue	Lapsed	Balance 30/6/2010	Vested
Directors
Mr Dario Amara	1,000,000	(1,000,000)	—		—	—	—	—	—
Tan Sri Razak Ramli	750,000	(750,000)	—		—	—	—	—	—
Datuk Zain Yusuf	500,000	(500,000)	—		—	—	—	—	—
Guy Burnett(10)	—	—	—		—	1,750,000	—	1,750,000	1,750,000
Executive
James Garton(11)	—	—	1,750,000		1,750,000	—	—	1,750,000	1,750,000
Third parties
For services rendered in 2009 equity raising	—	—	731,492	(12)	731,492		(365,746)	365,746	365,746
TOTAL	2,250,000	(2,250,000)	2,481,492		2,481,492	1,750,000	(365,746)	3,865,746	3,865,746

(10)	Grant date was 19 October 2009, share price on grant date was 28.5 cents, exercise price is 17 cents, fair value at grant date was 15.94 cents, volatility used was 125.35%, risk free rate used was 4.83%, the options expire on 30 June 2011.
(11)	Grant date was 25 June 2009, share price on grant date was 18.5 cents, exercise price is 17 cents, fair value at grant date was 9.68 cents, volatility used was 138.77%, risk free rate used was 4.16%, the options expire on 30 June 2011.
(12)	Share price on grant date was 16 cents, volatility and risk free rate used in valuation was 138.77% and 4.16% respectively, exercise price is $1/$1.2.

Performance shares

	Balance 1/7/2008	New issue		Balance 30/6/2009	New issue		Exercised	Lapsed	Balance 30/6/2010	Vested and unexercised at 30/6/10
Director
Guy Burnett – tranche 1	—	—		—	1,500,000	(13)	(200,000)	(300,000)	1,000,000	200,000
Executives
James Garton – tranche 1	—	1,500,000	(14)	1,500,000	—		(200,000)	(300,000)	1,000,000	200,000
James Garton – tranche 2	—	—		—	5,000,000	(15)	—	—	5,000,000	—
Senior employees collectively – tranche 1	—	1,200,000	(16)	1,200,000	—		(119,999)	(293,334)	786,667	199,999
Total	—	2,700,000		2,700,000	6,500,000		(519,999)	(893,334)	7,786,667	599,999

(13)	Grant date was 19 October 2009, share price on grant date was 28.5 cents, fair value at grant date was 21.37 cents.
(14)	Grant date was 25 June 2009, share price on grant date was 18.5 cents, fair value at grant date was 13.87 cents.
(15)	Grant date was 30 March 2010, share price on grant date was 34.5 cents, fair value at grant date was 25.88 cents.
(16)	Grant date was 25 June 2009, share price on grant date was 18.5 cents, fair value at grant date was 13.87 cents.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30. Interests and Remuneration of Key Management Personnel  – (continued)

Tranche 1 performance criteria

40% of the performance shares vest in equal tranches at 31/12/2009, 30/06/2010 and 31/12/2010 for service, and 60% of the performance shares vest in equal tranches on;

•	Positive Group cash generation from operations by 30 June 2010.
•	EPS of A$0.06 by 30 June 2011, and
•	EPS of A$0.15 by 30 June 2012.

Tranche 2 performance criteria

The performance shares vest in equal tranches at 1/7/2010, 31/12/2010 and 1/7/2011 for service

Refer to the Remuneration report for full details on key management personnel remuneration and benefits.

31. Related Parties

	2010 $’000	2009 $’000	2008 $’000
Transactions between related parties are on a normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.
Transactions with related parties:
Other Related Parties
A Bansal, an independent contract and Board member who resigned on 24 June 2009	—	163	130
Short term unsecured, non-interest bearing working capital loan taken from Nathan Mahalingam	—	125	—
Short term unsecured, non-interest bearing working capital loan repayment to Nathan Mahalingam	—	(125)	—

32. Financial Instruments

Financial Risk Management

The group has a financial risk management policy in place and the financial risks are overseen by the Board. The group’s financial instruments consist mainly of deposits with banks, secured loans, convertible notes, other financial assets, accounts receivable, accounts payable, and loans to and from subsidiaries.

The principal risks the group is exposed to through its financial instruments are interest rate risk, foreign currency risk, liquidity risk and credit risk.

Fair value of financial instruments

	Carrying amount $’000	Fair Value $’000
Financial assets
Cash and cash equivalents	17,155	17,155
Other Financial Assets	26	26
Receivables (Current)	4,168	4,168
Receivables (Non-current)	4,321	4,321
Financial liabilities
Trade and other payables	3,602	3,602
Current loans	624	624
Non-current loans	59,028	60,856

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32. Financial Instruments  – (continued)

The fair value of cash and cash equivalents, other financial assets, receivables, trade and other payables and current loans are short term instruments in nature whose carrying value is equivalent to fair value.

Non-current receivables are carried at a discounted value which reflects the fair value.

Non-current loans are carried at amortised costs, with the fair value being determined using a discounted cash flow model incorporating current commercial borrowing rates.

Interest rate risk

Interest rate risk is managed with a mixture of fixed and floating rate deposits, fixed rate convertible note debt and floating rate debt. For further details on interest rate risk refer to the table below under liquidity risk. The group main interest rate risk, being fair value interest rate risk, arises from the long term convertible note debt held by the parent.

Group sensitivity

At 30 June 2010, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the group;

•	Effect on post tax profit — A$ Nil million lower/higher (2009: A$ Nil million lower/higher)
•	Equity would have been — A$ Nil lower/higher (2009: A$ Nil million lower/higher)
•	The fair value of convertible notes — A$ 0.28 million lower/higher (2009: A$ 0.4 million lower/higher

Foreign currency risk

The group operates internationally through a number of subsidiaries and is thus exposed to fluctuations in foreign currencies, arising from the foreign currencies held in its bank accounts, the sale of goods in currencies other than the group’s measurement currency, and the translation of results from investments in foreign operations. The foreign exchange exposures are primarily to the Indian Rupee, Malaysian Ringett and the US dollar.

Foreign exchange risks arising from the sale of products are not hedged.

Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged, with translation differences being reflected in the foreign currency translation reserve.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32. Financial Instruments  – (continued)

Group sensitivity

At 30 June 2010, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the group;

Effect on post tax profit — A$ 1.0 million lower/ A$1.0 higher (2009: A$ 1.0 million lower/ A$1.2 higher)

Equity would have been — A$ 1.0 million lower/ A$1.0 higher (2009: A$ 1.0 million lower/ A$1.2 higher)

Credit risk

Credit risk arises from the sale of biodiesel, Jatropha Curcas saplings and cash held at period end.

Cash is only held in accredited banks and credit risk arising from the sale of biodiesel is managed through the use of Letter of Credits.

Credit risk arising from sales of Jatropha Curcas saplings is managed through the following approach:

Sales of Jatroha Curcas saplings to contract farmers are concluded after a detailed review of the suitability of the contract farmer and the proposed land to be used for contract farming. The sale is concluded via a Demand Cum Delivery Note, which states that the balance owing is at call by Mission Biofuels India Pvt Ltd,

A portfolio approach, where a large number of relatively low value sales (around AU$220 per contract farmer, depending on the contract farming acreage) are made to a geographically disbursed series of contract farmers, Contract farmers are required to incur considerable expense to prepare the land, prior to delivery of saplings by Mission Biofuels India Pvt Ltd, and thus have significant incentive to ensure the crop is viable.

Mission Biofuels India Pvt Ltd has entered into contract farming agreements with each farmer to purchase back the oil seeds produced by the Jatropha Curcas saplings sold to the farmers. The Jatropha Curcas saplings have an estimated production life in excess of 30 years. Receivables are secured against these future contracted purchases of Jatropha Curcas seeds.

Mission Biofuels India Pvt Ltd has in place memorandums of understanding with a number of leading financial institutions in India who have expressed a desire to loan monies directly to the contract farmers to fund their working capital requirements. Disbursement of these loans will assist the farmers in repaying monies owed to Mission Biofuels India Pvt Ltd.

These financial institutions have formulated specific schemes of financing for Jatropha farming,

In addition, the National Bank for Agriculture and Rural Development (NABARD) of India (apex body for agricultural financing) has in place a standardised scheme of financing to farmers of Jatropha Curcas,

Several financial institutions, who do not have memoranda of understanding with the Company, have also disbursed loans to the contract farmers of the Company based on the standardised scheme stipulated by NABARD,

Disbursement of these loans to the farmers will enable them to repay the amounts owed to the Company.

At each balance sheet date, the Board assesses the likely timing of recoverability of receivables and bases this assessment on a number of significant assumptions and estimates. Please refer to note 5, critical accounting estimates and judgements, and note 32 for a detailed discussion around credit risk, provisioning and age analysis of trade and other receivables. With amendments to the USA renewable fuel standard, the Board is unable to provide sufficient audit evidence at 30 June 2010 to substantiate the recoverability of these receivables and thus the Board has taken the decision to fully provide for these receivables at 30 June 2010.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32. Financial Instruments  – (continued)

Second Biodiesel plant guarantee

The parent entity has provided a corporate guarantee to the contractor of the second Biodiesel plant in place of the standard letter of credit originally placed at construction commencement.

Commodity Risk

The group is exposed to market prices of input costs into the production of biodiesel. The key raw material currently being used to manufacture biodiesel is crude palm oil. This risk is managed by negotiating `cost plus a margin’ sales contracts which minimises the groups exposure to variations in this key input cost.

Group sensitivity

At 30 June 2010, if the price of crude palm oil had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the group;

Effect on post tax profit — A$ Nil lower/higher

Equity would have been — A$ Nil lower/higher

Liquidity risk

The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate cash is maintained.

		Floating Interest Rate		Fixed Interest Rate						Non-Interest Bearing		Total		Weighted Average Interest Rate
	Notes	Within 1 Year		Within 1 Year		1 to 5 years		Over 5 years
		2010 $’000	2009 $’000	2010 $’000	2009 $’000	2010 $’000	2009 $’000	2010 $’000	2009 $’000	2010 $’000	2009 $’000	2010 $’000	2009 $’000	2010%	2009%
Financial Assets:
Cash and cash equivalents	12	17,155	16,247	—	—	—	—	—	—	—	—	17,155	16,247	—	—
Held to Maturity investments	16	26	1,242	—	—	—	—	—	—	—	—	26	1,242	0.0	0.1
Loans and Receivables	13		—	—	—	—	—	—	—	8,489	14,012	8,489	14,012	—	—
		17,181	17,489	—	—	—	—	—	—	8,489	14,012	25,670	31,501
Financial Liabilities:
Trade and other payables	21		—	—	—	—	—	—	—	3,602	8,890	3,602	8,890	—	—
Current debt	22	624	599	—	—	—	—	—	—		—	624	599	11.75	11.75
Non-current debt	22	—	—	—	—	59,028	56,651	—	762	—	—	59,028	57,413	4.23	4.23
		624	599	—	—	59,028	56,651	—	762	3,602	8,890	63,254	66,902

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33. Parent entity information

	2010 $’000		2009 $’000	2008 $’000
Information relating to Mission NewEnergy Ltd:
Current assets	13,445		13,398	4,068
Total assets	33,740		104,392	100,528
Current liabilities	422		1,519	684
Total liabilities	56,410		55,214	52,386
Net asset (deficit)/surplus	(22,670)		49,178	48,142
Issued capital	76,530		61,019	44,934
Retained loss	(109,888)		(21,268)	(7,219)
Share based payments reserve	1,542		281	1,281
Convertible notes reserve	9,146		9,146	9,146
Total shareholders’ equity	(22,670)		49,178	48,142
(Loss)/profit of the parent entity	(88,636)		(25,043)	4,857
Total comprehensive income of the parent entity	(88,636)		(25,043)	4,857
Details of any guarantees entered into by the parent entity in relation to the debts of its subsidiaries *	7,769		13,453	8,572
Details of any contingent liabilities of the parent entity *	—		—	—
Details of any contractual commitments by the parent entity for the acquisition of property, plant or equipment.	969	(17)	—	—

*	The parent entity has provided a corporate guarantee to the contractor of the second Biodiesel plant in place of the standard letter of credit originally placed at construction commencement.
(17)	Being a letter of credit provided by the parent entity for the purchase of equipment by a subsidiary.

34. Impairment of loans and investments – Parent entity

	2010 $’000	2009 $’000	2008 $’000
Non-Current asset held for sale	161	161	161
Loans, receivables and advances to jointly controlled entity/subsidiary	242	242	242
Less: Cumulative Provision for impairment	(403)	(403)	(403)
Carrying value	—	—	—
Provision in the consolidated income statements	—	—	403

35. Non-current assets held for sale

On 2 May 2008 the Board resolved to sell Mission Agro Diesel (India) Pvt Ltd (MADIPL). Subsequently the Board has exercised an option to sell the groups shareholding in MADIPL to the remaining shareholders. However, as no firm outcome on the sale has been achieved, the Board considered it prudent for the group to fully provide for the carrying value of the investment.

36. Subsequent events

Other than the matters discussed above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Board, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future financial years.

Mission NewEnergy Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37. Company Details

The registered office of the company is
Mission NewEnergy Limited
Tempo Offices
Unit B9, 431 Roberts Road
Subiaco, WA 6008, Australia

The principal places of business are:

Australia	Mission NewEnergy Limited Head Office Unit 217, 396 Scarborough Beach Road Osborne Park, WA 6017, Australia
Malaysia	Mission Biofuels Sdn Bhd C-26-05, Dataran 32 No. 2, Jalan 19/1 46300 Petaling Jaya Selangor Darul Ehsan Malaysia	Mission Biotechnologies Sdn Bhd C-26-05, Dataran 32 No. 2, Jalan 19/1 46300 Petaling Jaya Selangor Darul Ehsan Malaysia
Mauritius	Mission Agro Energy Limited 2nd Floor, Fairfax House 21, Mgr Gonin Street Port Louis Republic of Mauritius
India	Mission Biofuels (India) Pvt Ltd Shops nos. 1,2,3 Sun heights, Ground floor Gandhingar bridge Adi shankaracharyya marg Powai, Mumbai Maharashtra India, 400 076	Mission Agro Diesel (India) Pvt Ltd 608 Powai Plaza, Hiranandani Business Park Powai, Mumbai - 400076, India

Mission NewEnergy Limited

     Ordinary Shares

PROSPECTUS

Joint Book-Running Managers

Chardan Capital Markets, LLC	Rodman & Renshaw, LLC

Until         , 2011 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Australian law.  Australian law provides that a company’s constitution may provide for indemnification of officers and directors, except to the extent of:

•	a liability owed to the company or a related body corporate of the company;
•	a liability for a pecuniary penalty order or compensation order made under section 1317G or 1317H of the Corporations Act respectively;
•	a liability that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith; or
•	legal costs incurred in defending an action for a liability incurred as an officer or director of the company if the costs are incurred:
—	in defending or resisting proceedings in which the officer or director is found to have a liability for which they cannot be indemnified as set out above;
—	in defending or resisting criminal proceedings in which the officer or director is found guilty;
—	defending or resisting proceedings brought by ASIC or a liquidator for a court order if the grounds for making the order are found by the court to have been established; or
—	in connection with proceedings for relief to the officer under the Corporations Act, in which the court denies the relief.

Constitution.  Our Constitution provides, except to the extent prohibited by the Corporations Act, for the indemnification of every person who is or has been an officer of Mission NewEnergy and to the extent applicable, for the indemnification of any person who is or has been an officer of a related body corporate of Mission NewEnergy against any liability incurred by that person in their capacity as an officer of Mission NewEnergy or a related body corporate of Mission NewEnergy (as the case may be).

Indemnification Agreements.  Pursuant to Access, Indemnity and Insurance Deeds, the form of which is filed as Exhibit 10-6 to this registration statement, we have agreed to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

SEC Position.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Pursuant to the underwriting agreement for this offering, the form of which is filed as Exhibit 1.1 to this registration statement, the underwriters will agree to indemnify our directors and officers and persons controlling us, within the meaning of the Securities Act, against certain liabilities that might arise out of or are based upon certain information furnished to us by any such underwriter.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued and sold to third parties the securities listed below (including warrants or options to acquire our ordinary shares) without registering the securities under the Securities Act. None of these transactions involved any public offering. All our shares were sold through private placement either (i) outside the United States to foreign persons or (ii) inside the United States to a limited number of accredited investors in transactions not involving any public offering. The numbers and prices of the securities listed below do not take into account (i) securities issued to directors and employees and (ii) the 50-1 share consolidation with respect to all our ordinary shares that will occur prior to the date of the prospectus. All our options to purchase ordinary shares and the ordinary shares issued upon the exercise of such options were issued to directors or employees residing outside the United States. Accordingly, we believe that each of the following issuances were exempt from registration under the Securities Act in reliance on Regulation S or Regulation D under the Securities Act or Section 4(2) of the Securities Act:

1. On May 4, 2009 we issued 7,000,000 units comprising ordinary shares and warrants. Chardan Capital Markets acted as underwriter. Consideration per share was US$0.145 and the warrants have an exercise price of A$0.30 per share. This issuance was exempt from registration under the Securities Act in reliance on Regulation S and Regulation D.

2. On June 19, 2009 we issued 93,000,000 units comprising ordinary shares and warrants. Chardan Capital Markets acted as underwriter. Consideration per share was US$0.145 and the warrants have an exercise price of A$0.30 per share. This issuance was exempt from registration under the Securities Act in reliance on Regulation S and Regulation D.

3. On November 17, 2009 we issued 50,000,000 units comprising ordinary shares and warrants to Ir Lee Swee Eng. Consideration per share was US$0.145 and the warrants have an exercise price of A$0.30 per share. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

4. On December 8, 2009 we issued 81,410,000 warrants to Valero Marketing and Supply Company. The warrants had an exercise price of A$0.45 per share. All of these warrants expired on August 31, 2009. This issuance was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act.

5. On December 8, 2009 we issued 68,580,000 warrants to Valero Marketing and Supply Company. The warrants had an exercise price of 80% of the 20-day volume weighted average price of the Company's shares. All of these warrants expired on August 31, 2009. This issuance was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act.

6. On February 26, 2009 we issued 30,000,000 ordinary shares at a price of US$0.265 per share. Chardan Capital Markets acted as underwriter. This issuance was exempt from registration under the Securities Act in reliance on Regulation S and Regulation D.

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Petaling Jaya, Malaysia on December 23, 2010.

Mission NewEnergy Limited
By: /s/ Nathan Mahalingam Nathan Mahalingam Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* Dario Amara	Chairman	December 23, 2010
/s/ Nathan Mahalingam Nathan Mahalingam	Chief Executive Officer and Director (principal executive officer)	December 23, 2010
* Datuk Mohamed Zain Bin Mohamed Yusuf	Director	December 23, 2010
* Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	Director	December 23, 2010
* Arun Bhatnagar	Director	December 23, 2010
* Guy Burnett	Chief Financial Officer and Director (principal financial officer and principal accounting officer)	December 23, 2010
* Peter Torre	Director	December 23, 2010
*By:	/s/ Nathan Mahalingam Nathan Mahalingam Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of PJ Trading LLC has signed this amendment to this registration statement in San Antonio, Texas on December 23, 2010.

Authorized U.S. Representative
PJ Trading LLC
By: /s/ James Garton James Garton Manager

EXHIBIT INDEX

Exhibits	Description
1.1	Form of Underwriting Agreement†
3.1	Constitution of Mission NewEnergy*
5.1	Opinion of Baker & McKenzie, Australian counsel to Mission NewEnergy, regarding the validity of the ordinary shares being issued†
8.1	Opinion of Baker & McKenzie LLP regarding certain U.S. tax matters
8.2	Opinion of Baker & McKenzie regarding certain Australian tax matters
10.1	Convertible Note Deed Poll*
10.2	Employee Option Plan Rules*
10.3	Executive Performance Rights Plan*
10.4	EPCC contract with KNM Process Systems Sdn Bhd
10.5	Product Supply Agreement with Valero Marketing and Supply Company†#
10.6	Form of Access, Indemnity and Insurance Deed for Directors and Ex-Directors*
10.7	Employment agreement (as renewed) with Nathan Mahalingam*
10.8	Employment agreement with Guy Burnett*
10.9	Employment agreement with James Garton*
10.10	Employment agreement of Kalaiselvan Somasundaram*
10.11	Employment agreement of Nadason Sinnasami*
10.12	Technology License Agreement with Crown Iron Works Company
10.13	Technology Transfer Agreement with Axens
21.1	List of significant subsidiaries of Mission NewEnergy Limited*
23.1	Consent of Baker & McKenzie (see Exhibit 5.1)†
23.2	Consent of Baker & McKenzie LLP (see Exhibit 8.1)†
23.3	Consent of Grant Thornton (WA) Partnership
24.1	Power of Attorney (included in the signature page of this registration statement)*

*	Previously filed
#	Confidential treatment being requested with respect to certain portions of this exhibit
†	To file by amendment